
07081291

PAREXEL®

1982 2007

Product Development Expertise. → PAREXEL Consulting helps clients evaluate and manage risk, and assists them in achieving successful product development, high product quality and safety, and performance excellence on a worldwide basis through the fusion of scientific, regulatory, and business expertise. Services include product development and regulatory affairs, strategic compliance and risk management, and clinical and manufacturing quality process consulting.

Communications Expertise. → PAREXEL's Medical Communications Services business uses science to power integrated communications, providing evidence-based medical communications that help accelerate product adoption and professional recommendations in today's increasingly regulated environment. Services include medical writing, publication planning, meetings and exhibits, key opinion leader (KOL) and advocacy development, e-communications, clinical communications, competitive insights, market and patient access, reimbursement services, and continuing medical education.

Process Expertise. ⇢ PAREXEL's Clinical Research Services business, with expertise across a broad range of therapeutic areas, offers the entire spectrum of clinical development services, from first in man and proof of concept through Phase IV post marketing and pharmacovigilance studies. Services include Phase I-IV, clinical monitoring, project management, site management, patient and investigator recruitment, data management, biostatistics, bioanalysis, medical affairs, and medical writing.

Technology Expertise. ⇢ Perceptive Informatics, Inc., PAREXEL's technology business, provides eClinical solutions to clients and combines clinical knowledge, quality, and regulatory experience with advanced technology to decrease time-to-market, risk and costs associated with clinical trials. Advanced technologies include Medical Imaging, Clinical Trial Management Systems (CTMS), Interactive Voice and Web Response Systems (IVRS, IWRS) and Integration Services.


YEARS

About PAREXEL

For 25 years, PAREXEL, a leading global biopharmaceutical services organization, has provided a broad range of outsourced services to the pharmaceutical, biotechnology and medical device industries.

From pioneering beginnings as one of the first clinical research organizations to its place as one of the top three public global service providers today, PAREXEL has evolved to provide in-depth expertise in integrated clinical development, medical communications, and regulatory affairs as well as advanced technologies to help clients expedite time-to-market and peak-market penetration.

Now operating in 65 locations throughout 51 countries, and with approximately 7,000 employees, the Company has expanded its global footprint and portfolio of services for more than two decades in order to provide enhanced capabilities for clients.

FISCAL 2007 SEGMENT INFORMATION
(DOLLARS IN MILLIONS)



$ 120.6
16% PAREXEL CONSULTING AND MEDICAL COMMUNICATIONS
$ 72.5
10% PERCEPTIVE INFORMATICS
$ 548.9
74%
CLINICAL RESEARCH SERVICES

FISCAL 2007 GEOGRAPHIC REVENUE
(DOLLARS IN MILLIONS)



$ 266.9
36% UNITED STATES
$ 56.5
8% ASIA AND OTHER
$ 418.6
56%
EUROPE

Financial Highlights

	FISCAL YEAR ENDED JUNE 30		
	2007	2006	2005
(IN THOUSANDS EXCEPT PER SHARE DATA)			
TOTAL SERVICE REVENUE	$ 741,955	$ 614,947	$ 544,726
CLINICAL RESEARCH SERVICES	$ 548,838	$ 442,512	$ 379,292
PAREXEL CONSULTING AND MEDICAL COMMUNICATIONS	$ 120,636	$ 117,129	$ 122,587
PERCEPTIVE INFORMATICS, INC.	$ 72,481	$ 55,306	$ 42,847
NET INCOME	$ 37,289	$ 23,544*	$ (35,177)**
DILUTED EARNINGS PER SHARE	$ 1.33	$ 0.87	$ (1.35)
WORKING CAPITAL	$ 118,746	$ 131,552	$ 120,301
TOTAL ASSETS	$ 680,013	$ 538,633	$ 475,736
STOCKHOLDERS' EQUITY	$ 316,616	$ 248,763	$ 205,571

FISCAL YEAR END BACKLOG
(DOLLARS IN MILLIONS)



$699
$732
$1,094
$1,507
04
05
06
07

* Includes the effect of $1.6 million of special charges related to the buy-back of the Perceptive Informatics minority interest, a $1.2 million reduction to the restructuring reserve as a result of changes in assumptions related to the June 2005 restructuring charge, and $0.5 million in new severance-related restructuring activity.

** Includes the effect of $27.5 million of restructuring and special charges, $2.3 million of other charges (recorded in the Other Income line), and a $25.5 million one-time non-cash tax charge to record tax valuation reserves, offset by other tax benefits of $1.5 million.

"Reaching the 25th anniversary of PAREXEL's founding is a tribute to the expertise and commitment of our employees, the loyalty of our clients, and the support of our shareholders.

As the biopharmaceutical industry broke through biomedical science frontiers during this era, PAREXEL worked with clients to contribute to the development and launch of innovative drugs and devices. Throughout our history, PAREXEL has also pioneered major improvements in outsourced clinical development, including creating a multi-disciplinary approach to bring speed, scalability, and standardization to the process.

Our vision and ability to provide integrated clinical development, consulting, and medical communications capabilities, as well as advanced technologies, has enabled us to meet client needs with a broad range of products and services. We had the foresight to predict the globalization of clinical research, leading us to expand our global footprint and provide access to a wide array of geographies for clients' programs.

I am proud of PAREXEL's achievements over the past two-and-a-half decades, including the embodiment of our values by employees. We have maintained a clear focus on our vision to be a premier provider to the biopharmaceutical industry and our mission to combine the strength of our expertise, experience, and innovation to advance the success of the industry in preventing and curing disease."

_ **JOSEF H. VON RICKENBACH** _ Chairman and CEO

To Our Shareholders,

Fiscal Year 2007 — the 25th year since our founding — capped an extraordinary period of investment in PAREXEL's future. We have assembled an outstanding group of talented people, developed a broad and deep portfolio of products, services, and technologies, and constructed a client support infrastructure that spans the globe.

Our primary objective coming into the year was to accelerate revenue growth and improve bottom-line results by leveraging the Company's powerful and unique combination of expertise, technology and global reach. PAREXEL began the year with record backlog, solid client demand and an extensive new business proposal pipeline. We capitalized on this momentum, growing faster than in the prior year on the top line and producing impressive results on the bottom line.

During the fiscal year, consolidated service revenue grew nearly 21 percent from fiscal 2006 to a record $742 million. Improving results in the United States continued to be a focus, and I am pleased to report that U.S. revenue grew more than 22 percent from last year. On a total Company basis, we achieved stronger profitability and posted operating income of $57.6 million, or 7.8 percent of service revenue, compared with last year's $39.9 million, or 6.5 percent of service revenue. Net income rose 58 percent to $37.3 million resulting in earnings per diluted share of $1.33, up significantly from $0.87 per diluted share in fiscal 2006.

By further strengthening the Company's sales engine and implementing enhancements to our customer-facing business processes, we were able to win substantial new business awards, which drove revenue growth. Our worldwide backlog increased 38 percent from fiscal 2006 to a record $1.5 billion, more than doubling in the past two years. A healthy annual net book-to-burn ratio of 1.6 provided additional evidence of our success on the new business front.

PAREXEL's ability to truly differentiate itself in the marketplace has enabled us to earn the trust and loyalty of our clients, and has been a key element of our success in winning considerable amounts of new business. The depth of our capabilities and breadth of our portfolio of services and technologies, combined with the speed and quality delivered by our project teams, enables us to meet critical client needs on an integrated basis throughout the world.

Delivering expertise means attracting top talent — a major objective for us in fiscal 2007 to help us meet our growth demands. Although biopharmaceutical labor markets have been tight for some time, PAREXEL has become known for its ability to provide an environment in which motivated experts can thrive. We have built an extensive and effective global recruitment system and are using it to leverage our strong reputation to hire talented people at all levels.

Over the course of fiscal 2007, we added almost 900 employees, including 165 who joined us through acquisitions, and ended the year with a total staff of almost 6,500. Our ability to continue to attract knowledgeable, skilled employees is critical. To that end, the firm foundation that we have established should enable us to continue our success on the recruitment front.

In addition to our employee base, PAREXEL's portfolio of service offerings also continued to expand this year. The acquisition of California Clinical Trials augments our international clinical pharmacology business by adding 50 Phase I beds in California, increasing worldwide capacity to over 500 beds and making PAREXEL one of the very top providers of complex Phase I services in the world. The acquisition also added new expertise in the area of ethnobridging studies. Examples of new programs launched to meet growing client needs in other areas included a comprehensive pharmacovigilance offering spanning Phase I through Phase IV, and a new program that enables our clients to outsource safety and risk management throughout the entire development lifecycle.

On the technology front, a newly enhanced eClinical offering has improved data access and integration for our clients throughout the clinical development process. As part of this augmentation, our Perceptive Informatics business released the next generation of its Clinical Trial Management System (CTMS) IMPACT®. With more than 26,000 users, the IMPACT solution has grown to become the world's most widely used CTMS. In addition, we enhanced our patient recruitment and technology offering to help clients achieve better performance in patient recruitment and retention.

The geographic reach of PAREXEL's operations also continued to grow in fiscal 2007. An area of keen interest for us is India, where we opened a location in Hyderabad that complements our existing office in Bangalore. This was a natural next step for us to take in an effort to meet client demand in this evolving biotechnology hub, and will also help to provide a lower cost base for some of our internal functions.

In the Asia-Pacific region, our presence was significantly bolstered through the acquisition of APEX International Clinical Research Company, which was completed early in fiscal 2008. The APEX acquisition expanded PAREXEL's capabilities, providing clients with a wide range of clinical research resources in 11 Asia-Pacific countries.

As we begin the next 25 years of our journey, PAREXEL is functioning as a truly global organization. The most important challenge before us now is to gain maximum advantage from the worldwide operational scale we have developed over the years. Rising to this challenge and further improving margins and profitability are our highest priorities for the year ahead.

We plan to do this by continuing to capitalize on the currently solid business environment, further enhancing our portfolio, and executing on our revenue growth and profitability initiatives. We are also focusing on achieving better operational integration among our business segments, which include Clinical Research Services (CRS), PAREXEL Consulting and Medical Communications Services (PCMS), and Perceptive Informatics.

Whether in pursuit of growth on an organic basis or through acquisitions, our objective is to carefully reinvest our cash in the business with highly strategic and targeted investments. While we are seeking opportunities with the potential to create meaningful incremental value for our shareholders in the long-term, we also remain focused on margin improvement in the short-term.

From pioneering beginnings as one of the first biopharmaceutical services organizations, PAREXEL has grown to become one of the world's three largest publicly-traded service providers over the past quarter century. We are proud to have supported nearly all of the top 50 best-selling drugs on the market today, and we anticipate playing an increasingly important role in meeting the evolving needs of our biopharmaceutical clients as they work to enhance the lives of future generations worldwide.

Due to the tremendous innovations that are driving the biopharmaceutical industry, the next 25 years promise to be just as exciting. On behalf of all of us at PAREXEL, I thank our shareholders, valued clients, and employees worldwide for your continued support on our journey.

Sincerely,



Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer


NASDAQ WELCOM
PAREXEL INTERNATIONAL
CORPORATION [PRXL
JUNE 6, 2007
PAREXEL
NASDAQ

PAREXEL Chairman and Chief Executive Officer Josef H. von Rickenbach in front of the NASDAQ MarketSite tower in New York City after ringing the opening bell on June 6, 2007 in celebration of the Company's 25th anniversary

25 Years of Biopharmaceutical Industry Progress: A PAREXEL Perspective.

The biopharmaceutical industry has made tremendous advancements over the past 25 years — from developing the first genetically engineered drug approved by the FDA during the year of PAREXEL's founding in 1982 and the mapping of the human genome, to the introduction of technology standards and the implementation of rigorous regulations. Over more than two decades, PAREXEL has led significant industry changes. Highlights of these milestones include being among the first to define the contract research services sector, helping to achieve one of the industry's fastest drug development times, and supporting the world's first International Conference on Harmonization (ICH) compliant electronic Common Technical Document (eCTD). Today, PAREXEL has had a role in supporting nearly all of the top 50 best-selling drugs on the market.



1982
PAREXEL is founded in 1982
First genetically-engineered drug is approved by the U.S. Food and Drug Administration (FDA) in 1982
PAREXEL International Corporation is incorporated in 1983
Orphan Drug Act passes in 1983 to treat rare diseases
Scientists first isolate the AIDS virus in 1983
PAREXEL launches first publication, Regulatory Reporter, in 1984
Hatch-Waxman Act passes in 1984 to provide incentives for generic drug manufacturers
FDA issues New Drug Application (NDA) Rewrite in 1985 guiding approval of NDAs
PAREXEL receives first round financing in 1986
PAREXEL establishes its Information Products Division in 1987
FDA issues Investigational New Drug (IND) Rewrite in 1987 guiding approval of INDs
PAREXEL completes its first acquisition in 1988 of Consulting Statisticians, a biostatistics/data management provider
In 1989-90, PAREXEL acquires leading consultancy and clinical trials analysis division of McDonnell Douglas
1990
International Conference on Harmonization (ICH) develops standards for clinical studies and drug approvals beginning in 1991
In 1991 PAREXEL acquires a Clinical Research Organization (CRO) with offices in Berlin, Paris, and Frankfurt; and splits off consulting division into a separate business
Prescription Drug User Fee Act (PDUFA) is initiated in 1992
PAREXEL files U.S. Securities and Exchange Commission (SEC) Form S-1 in 1993, and is among the first to define the biopharma contract services sector
Biotechnology Industry Organization (BIO) is established in 1993
In 1994, PAREXEL establishes first formal strategic alliance with a client
European Medicines Agency (EMEA), founded in 1995, provides ability for centralized European Union (EU) marketing approval
FDA creates Division of Drug Marketing, Advertising and Communications (DDMAC) in 1996
PAREXEL opens offices in Sydney, Madrid, and Chicago and acquires a CRO in Israel in 1996
PAREXEL completes public offerings in 1995-96
PAREXEL
SCIENTIFIC
REGULATORY
INDUSTRY

21 CFR Part 11, on FDA's electronic records regulations, is released in 1997

FDA Modernization Act passes in 1997 to improve regulation and prepare the Agency to face 21st century technological, trade, and healthcare complexities

In 1997, its 15th anniversary, PAREXEL reports $159.7 million in revenue and has 2,400 employees in 18 offices

In 1997, PAREXEL helps achieve one of the industry's fastest drug development times to date — for an HIV/AIDS protease inhibitor

In 1997, PAREXEL introduces medical imaging in its portfolio of offerings

PAREXEL acquisitions expand presence in Eastern and Central Europe in 1998

PAREXEL forms its Advanced Technology Group in 1998

In 1998, PAREXEL creates an alliance with Epidauros, a provider of clinical genotyping services

Scientists isolate human stem cells in 1998

By 1999, PAREXEL has supported over 5,000 clinical trials involving 1.7 million patients in 50 countries

2000

PAREXEL acquires FARMOVS, a CRO in South Africa, in 2000

PAREXEL forms Perceptive Informatics in 2000 to provide Medical Imaging, an Interactive Voice Response System (IVRS), a Clinical Trial Management System (CTMS), and Integration Services

Clinical Data Interchange Standards Consortium (CDISC) incorporates in 2000 to lead global standards to improve data quality; Perceptive is a sponsor

In 2001, EMEA creates the Committee for Orphan Medicinal Products (COMP)

PAREXEL acquires a Buenos Aires-based CRO in 2001, and expands operations throughout Latin America

EU Clinical Trials Directive is published in 2001 to harmonize procedures for clinical trials in the EU

Working drafts of human genome mapping are published in 2001

In 2002, its 20th anniversary, PAREXEL reports $444.3 million in revenue, and has 4,900 employees in 37 countries

PAREXEL is a founding member of the Association of Clinical Research Organizations (ACRO) in 2002

The FDA Office of Combination Products is established in 2002

PAREXEL creates alliance with Asia-based CRO APEX in 2003

By 2003, studies using Perceptive's medical imaging include 150,000 imaging time-points from 40,000 patients in 35 countries

PAREXEL supports submission of world's first ICH-compliant electronic Common Technical Document (eCTD) to the EMEA in 2003

PAREXEL acquires 3C, a Germany-based clinical pharmacology business, in 2004

FDA Critical Path Initiative is outlined in 2004

PAREXEL is listed on NASDAQ for 10 years in 2005

PAREXEL becomes a strategic partner to the Personalized Medicine Coalition in 2005

In 2005, Pharmaceutical Research and Manufacturers of America (PhRMA) members invested $39.4 billion in discovering and developing new medicines. Research investment reaches $51.3 billion

By 2006, PAREXEL is working with the top 10 biotech companies and the top 20 pharma companies, and has supported nearly all of the top 50 drugs on the market

Acquisition of California Clinical Trials (CCT), a pioneer in ethnobridging studies, is completed in 2006

PAREXEL purchases majority stake in India-based CRO Synchron in 2006

Tufts Center for the Study of Drug Development (TCSDD) celebrates its 30th anniversary in 2006; PAREXEL is a supporter

In 2006, FDA commemorates its 100th anniversary

By 2006, Perceptive's market-leading Clinical Trial Management System IMPACT™ has 25,000 users — the largest global user-base

2007

PAREXEL celebrates 25 years in 2007, with revenue of $742 million and backlog of $1.5 billion. The Company has approximately 7,000 employees and 65 locations throughout 51 countries

PAREXEL acquires APEX in 2007

Blockbuster ⇢ Personalized.



"For a quarter of a century, clients have turned to PAREXEL to move discoveries from the lab into clinical development. Together, we have advanced therapy areas that have made a real difference to patients including the development of pioneering HIV treatments, life-saving cardiac devices, innovative cancer treatments, and novel approaches to the management of diabetes. Our team of experts has supported nearly all of the top drugs that are on the market today. Clients continue to rely on PAREXEL Clinical Research Services to conduct clinical studies in major disease areas as well as for targeted therapeutics, while providing access to diverse patient populations through our vast global network."

_ **KAREN FALKNER** _ Senior Vice President, Clinical Operations for the Americas, Clinical Research Services, PAREXEL

"Drugs are developed differently today. Targeted approaches to drug development require tailored solutions. Biopharmaceutical companies have increasingly turned to PAREXEL Consulting to provide innovative study designs, risk management strategies, and the right regulatory approaches for targeted therapies and new indications, including orphan drugs. Confident in our proven fusion of expertise, clients are partnering with us as personalized medicine evolves, engaging our experts as early as possible in the development process to take all scientific, regulatory, and business aspects into consideration."

_ **HANS VAN BRONSWIJK** _ M.D., Ph.D., Principal Consultant, Drug Development Practice, Europe, PAREXEL Consulting



"Personalized medicine is transforming care and enhancing outcomes in an array of diseases, requiring biopharmaceutical companies to provide increasingly in-depth information about new treatment modalities. With a deep understanding of focused therapeutic areas, our medical communications experts work with clients to translate complex scientific information into compelling, integrated communications. Clients value our targeted, evidence-based approach to educate physicians, patients and payers about key points of difference for products, improve study recruitment and retention, and build strong advocacy among opinion leaders and investigating sites worldwide."

_ **TREVOR FITZPATRICK** _ Vice President and General Manager, Medical Communications Services, PAREXEL


Technologies
IWRS
CTMS

"As the clinical development enterprise continues to evolve to a paperless environment, a critical goal is to reap the tremendous benefits that can be derived from an eClinical solution. Clients are working with Perceptive Informatics to integrate new and existing Clinical Trial Management Systems, Interactive Voice Response Systems, Medical Imaging, Electronic Data Capture and other core eClinical technologies into their infrastructure. Interconnectivity is helping companies to gain greater process efficiencies, data integrity, and visibility across trials, resulting in improved quality, safety, and decision-making."

_ **KATE TRAINOR** _ Vice President, Integration Services, Perceptive Informatics

Regulatory Realities. ⇢



"Regulatory agencies currently receive terabytes of data monthly, and the mass of information will continue to grow and expand. The use of medical imaging in detecting earlier safety and efficacy signals, for instance in adaptive clinical trials, enables even more rapid approvals, opening the door to vital scientific advances. Clients tap the expertise within Perceptive Informatics for global capabilities and combined medical, technological, and regulatory knowledge in order to facilitate the analysis and submission of an ever expanding volume of required medical images."

_ **GEORGE MILLS** _ M.D., Vice President, Medical Imaging Consulting, Perceptive Informatics

Globalization of Clinical Research: PAREXEL's Expansion to Meet Client Needs.



Latin America
PAREXEL has had a presence in Latin America since 1997 through its alliance with EDYABE, a leading contract research organization, which PAREXEL acquired in 2001. During the 1997–2001 period, PAREXEL conducted multi-national clinical trials with EDYABE throughout several countries including Argentina, Brazil, Chile, Columbia, Panama, Peru, Uruguay, and Venezuela. The collaboration also provided a strong network of investigative sites to clients in order to expedite clinical trials in that region. In 2006, PAREXEL formalized its presence in Mexico City. Today, the Company has an established presence in important clinical development centers throughout Latin America.

From Boston to Buenos Aires and Berlin to Bangalore, PAREXEL has been a pioneer in the globalization of clinical research, today providing clients with access to one of the largest global footprints among biopharmaceutical services providers.

During the 25 years since PAREXEL's founding, clinical research has experienced an intensive period of global expansion, migrating from a few core hubs to many diverse geographies around the globe. As clinical trials have continued to expand in number and complexity, more patients are being required. Additionally, biopharmaceutical companies are seeking to develop and commercialize products for more regional and international markets, further driving the growing need to conduct clinical trials throughout the world. PAREXEL has anticipated client demand for expertise, resources, and capabilities in established locations as well as emerging geographies for clinical research, and now operates in 65 locations throughout 51 countries around the world. Today, PAREXEL is expanding further into key geographies, which are highlighted on this map in green.



India and Asia-Pacific
Demand is increasing today in the Asia-Pacific region for high quality clinical development, and PAREXEL is expanding in this region to meet client needs. We have had a presence in India for more than four years through our alliance with Synchron Research Services, and acquired a majority interest ownership in Synchron in 2006. In 2007, we more than doubled our capabilities in India by opening an office in Hyderabad to supplement the capabilities of our Bangalore office. We also established a stronger footprint in the Asia-Pacific region in 2007 through the acquisition of APEX International Clinical Research Company, with operations in mainland China, Hong Kong, India, Taiwan, Singapore, Indonesia, South Korea, Malaysia, Thailand, the Philippines, New Zealand, and Australia.

South Africa
PAREXEL expanded its International Clinical Pharmacology Network in 2000, through the acquisition of a clinical pharmacology unit in South Africa.Today, PAREXEL has locations in Bloemfontein and George, which represent rich opportunities for early phase clinical development.

1980's
1990's
CURRENT DECADE

This map highlights PAREXEL's expansion of its global presence throughout more than two decades.

Industry Leaders ⇢ And Innovators.

"Over the past 25 years I have had responsibility for global clinical development programs at three major biopharma companies. PAREXEL has been a true partner every step of the way. I have frequently relied on the deep expertise and extensive global capabilities PAREXEL provides as I work with my teams to develop new products."

_ **R. ADRIAN OTTE** _ MB, BCh, FFPM



"AstraZeneca is committed to discovering and developing new medicines to improve the health and quality of patients' lives worldwide. Through our Infection External Provider Management Team (EPMT), we have established a long-term relationship with PAREXEL to assist us with the clinical development of key compounds in our portfolio. We believe that PAREXEL's experience and performance are a valuable addition to our own capabilities in a wide array of clinical research activities, from monitoring and data management, to protocol creation and investigator site recruitment and management."

_ **BARBARA TEMESI** _ Infection EPMT Leader, AstraZeneca





"As an entrepreneurial biopharmaceutical company focused on developing breakthrough therapies for patients, MannKind found the agility and deep regulatory expertise we were looking for in PAREXEL's consulting team, which helped us move our discoveries through major development milestones."



_ **JOSEPH S. SONK** _ Ph.D., Vice President, Regulatory Affairs, MannKind Corporation


Progress Toward LPI Should Be
From Before FPI to Ensure Contingency
Plans Are Launched When Necessary
2) Ongoing Monitoring and Analysis
FPI – on time and with full complement of expected sites
Regular analysis of screening and enrollment
Site, country and trial-level
1) Early Preparation
Detailed recruitment and contingency plan developed
Ongoing analysis of study start-up progress

"Across our industry, the challenge of finding enough patients has continued to grow and now impacts the majority of clinical trials. Through a dual application of expertise and technology, PAREXEL's global recruitment team has been able to make substantial improvements in the speed and predictability of our clients' recruitment milestones. PAREXEL has brought together a unique cross-functional group of experts with capabilities in planning, monitoring, and managing global recruitment and retention programs. These experts leverage a suite of proprietary technologies and data assets that tap into more than two decades of experience in conducting studies across a wide range of countries and indications."

_ **JOSHUA SCHULTZ** _ Vice President, Patient Recruitment, Clinical Research Services, PAREXEL

Study Complexity. ⇢



"An abundance of molecules is moving into early drug development due to advances in bioinformatics and pharmacogenomics. Our international clinical pharmacology team is addressing this growing study complexity. Biopharmaceutical companies work with our experts to select the most promising compounds earlier in the Phase I and Proof of Concept stages, based on demonstration of safety and efficacy. Clients rely on our scientific, therapeutic, data management, biostatistical, and bioanalytical expertise to produce more robust study information. Additionally, our hospital-based units provide access to specialized patient populations and the capability to conduct multi-site studies."

_ **MICHELLE MIDDLE** _ MB ChB, Vice President, Clinical Pharmacology, South Africa, PAREXEL

"The future of the biopharmaceutical industry holds the potential for creation of significant therapeutic and life-saving advancements. PAREXEL's role as a global service provider is critical in assisting clients with developing safe and effective treatments to benefit the lives of current and future generations worldwide.

With emerging areas such as personalized medicine, adaptive trials, and eClinical platforms influencing the industry's direction, there is increasing opportunity for PAREXEL to provide the expertise, technology, and global scale that clients require. Additionally, as many biopharmaceutical companies focus their core efforts on discovery, we expect to develop even stronger strategic partnerships, bringing a broader and deeper portfolio of offerings, extensive levels of expertise, and greater efficiencies to our clients.

We look forward to anticipating and meeting client needs over the next 25 years while pursuing our ongoing commitment to provide an innovative and collaborative environment for employees, and continuing to build value for our shareholders."

_ **JOSEF H. VON RICKENBACH** _ Chairman and CEO

2007 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2007
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-27058

PAREXEL INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its Charter)


RECEIVED
OCT 2 9 2007
160
WASH. D.C.
SECTION
PROCESSING

MASSACHUSETTS	**04-2776269**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 WEST STREET
WALTHAM, MASSACHUSETTS **02451**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (781) 487-9900

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Name of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, $.01 par value per share	Nasdaq Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 75 days. YES [X] NO [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [X] Accelerated Filer [ ] Non-Accelerated Filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X]

The aggregate market value of Common Stock held by non-affiliates as of December 31, 2006 was approximately $775,626,962, based on the closing price of the registrant's Common Stock as reported on the Nasdaq Global Select Market on December 31, 2006, the last business day of the registrant's most recently completed second fiscal quarter. The registrant has assumed that all

holders of 10% or more of its Common Stock, if any, are affiliates solely for purposes of calculating the aggregate market value of Common Stock held by non-affiliates.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

As of August 17, 2007 there were 27,637,811 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on December 13, 2007 are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this report.

PAREXEL INTERNATIONAL CORPORATION

FORM 10-K ANNUAL REPORT

INDEX

PART I

This annual report on Form 10-K includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statements contained in this report regarding PAREXEL International Corporation's ("PAREXEL," the "Company", "we," "us," "ours" or "its") strategy, future operations, financial position, future revenue, projected costs, prospects, plans, goals, and objectives of management, other than statements of historical facts, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would," "targets," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot guarantee that they actually will achieve the plans, intentions or expectations expressed or implied in its forward-looking statements. There are a number of important factors that could cause actual results, levels of activity, performance or events to differ materially from those expressed or implied in the forward-looking statements the Company makes. These important factors are described under "Critical Accounting Policies and Estimates" and under "Risk Factors" set forth below. Although the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if its estimates change, and readers should not rely on forward-looking statements in this document as representing the Company's views as of any date subsequent to the date of this annual report.

ITEM 1. BUSINESS

GENERAL

PAREXEL is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical communications services, consulting, and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk, and cost associated with the development and commercialization of new therapies. Since its incorporation in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical communications services, clinical pharmacology, patient recruitment, regulatory and product development consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, interactive voice response systems ("IVRS"), clinical trial management systems ("CTMS"), web-based portals, systems integration, patient diary applications, and other drug development services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company's services complement the research and development ("R&D") and marketing functions of pharmaceutical, biotechnology, and medical device companies. Through its clinical research and product launch services, PAREXEL seeks to help clients maximize the return on their significant investments in research and development by reducing the time, risk, and cost of clinical development and launch of new products. For large pharmaceutical and biotechnology companies, outsourcing these types of services to PAREXEL provides those companies with a variable cost alternative to the fixed costs associated with internal drug development. In addition, these large companies can benefit from PAREXEL's technical resource pool, broad therapeutic area expertise, global infrastructure designed to expedite parallel, multi-country clinical trials, and other advisory services focused on accelerating time-to-market. For smaller companies, PAREXEL provides access to expertise and a virtual network that enables them to develop their new drugs. The Company's vision is to integrate and build critical mass in the complementary businesses of clinical research, medical communications services, drug development and process optimization consulting, as well as information technology products and integration services. The Company's goal is to provide significant benefits to sponsor clients from this strategy, namely, a faster and less expensive development and launch process, as well as a clinical development strategy and expertise that support the marketing strategy for new medical products. The Company believes that the outsourcing of these services has increased in the past and should continue to increase in the future because of several factors, which are placing increased pressure on clients. These factors include the need to more tightly manage costs, capacity limitations, reductions in exclusivity periods, and the desire to speed up patient recruitment and reduce development time, increased globalization and virtualization of clinical trials, productivity issues, upcoming patent expirations, and more stringent government regulations. With increased levels of investment continuing to be required and with development times being extended, the Company believes these trends will continue to create opportunities for companies like PAREXEL that are focused on improving the efficiency of the drug development process.

The Company is one of the largest bio/pharmaceutical services companies in the world, based upon annual service revenue. Headquartered near Boston, Massachusetts, the Company manages 56 locations and has 6,485 employees throughout 43 countries around the world. The Company has operations in major health care markets around the world, including the United States ("U.S."), Canada, Japan, Germany, the United Kingdom ("U.K."), France, Italy, Spain, Sweden, Australia, South Africa, Argentina, Brazil, Chile, Mexico, Israel, Norway, Belgium, The Netherlands, Denmark, Finland, India, and Central and Eastern Europe including Russia, Poland, the Czech Republic, Lithuania, Hungary, Romania, and Ukraine. During fiscal year 2007, PAREXEL derived 64.0% of its service revenue from its international operations and 36.0% from the United States. See Note 17 to the notes to the consolidated financial statements included in Item 8 of this annual report for Geographic and Segment information. The Company was incorporated in 1983 as a regulatory affairs consulting firm and is a Massachusetts corporation. Josef H. von Rickenbach, Chairman of the Board and Chief Executive Officer of PAREXEL, was a co-founder. Since its inception, the Company has executed a focused growth strategy embracing internal expansion as well as strategic acquisitions to expand or enhance the Company's portfolio of services, geographic presence, therapeutic area knowledge, information technology capabilities, and client relationships. Acquisitions have been, and may continue to be, an important component of PAREXEL's growth strategy. The Company has completed seven acquisitions over the past five fiscal years.

On November 15, 2006, PAREXEL acquired substantially all of the assets of Behavioral and Medical Research, LLC ("BMR") and caused the transfer of all of the outstanding stock of California Clinical Trials Medical Group, Inc. ("CCT"). Established in 1981 with headquarters in San Diego, BMR/CCT provided a broad range of specialty Phase I – IV clinical research services through four clinical sites in California.

The acquisition expanded PAREXEL's global Clinical Pharmacology capacity to over 450 beds. It also brought new expertise to the Company's service offerings in the area of bridging studies, especially Japanese bridging studies, and added depth to existing expertise in central nervous system clinical trials, neuroscience drug development services and sleep studies.

On June 29, 2007, the Company, through a wholly owned indirect subsidiary, initiated an offer (the "Tender Offer") to purchase all of the issued and outstanding shares of common stock of Apex International Clinical Research Co., LTD ("Apex"). Apex is a clinical research company based in Taiwan.

Pursuant to the terms of a prospectus and subject to regulatory approval in Taiwan, the Company has agreed to purchase up to 100% of the issued and outstanding shares of Apex, on a fully diluted basis, at a per share price of NT$82.94 in the Tender Offer, representing a total purchase price of approximately NT$1,794,240,938 or approximately $54.7 million. As a condition to the closing of the Tender Offer, the minimum number of shares tendered to the Company by shareholders was 7,138,890, representing approximately 33% of the total issued and outstanding shares of Apex, on a fully diluted basis (the "Minimum Threshold"). The Minimum Threshold has been satisfied.

The Tender Offer was scheduled to expire on August 20, 2007, but due to the meeting schedule of the regulators, the Company made announcements and filed relevant reports with the Financial Supervisory Commission to extend the Tender Offer period to the 3rd business day following the receipt of the relevant foreign investment approvals from the Investment Commission, Ministry of Economic Affairs, but not later than September 19, 2007. If all of the conditions to the Tender Offer are satisfied, the Company expects that it would complete the purchase of all shares tendered in the Tender Offer within five business days following the expiration of the tender offer period.

DESCRIPTION OF BUSINESS

The Company provides a broad range of expertise in clinical research, medical communications services, consulting and informatics and advanced technology services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company is managed through three business segments, namely, Clinical Research Services ("CRS"), PAREXEL Consulting and Medical Communications Services ("PCMS"), and Perceptive Informatics, Inc. ("Perceptive").

- CRS constitutes the Company's core business and includes clinical trials management and biostatistics, data management and clinical pharmacology, as well as related medical advisory and investigator site services.

- PCMS provides technical expertise and advice in such areas as drug development, regulatory affairs, and bio/pharmaceutical process and management consulting. In addition, PCMS provides a full spectrum of market development, product development, and targeted communications services in support of product launch. PCMS consultants also identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. In addition, PCMS provides health policy consulting and strategic reimbursement services.

- Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of products and services that includes medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

CLINICAL RESEARCH SERVICES

The Company's CRS business segment provides clinical trials management and biostatistics, data management and clinical pharmacology, as well as related medical advisory and investigator site services. This segment generated revenues of $548.8 million, or 74.0% of the Company's consolidated service revenue in fiscal year 2007, $442.5 million, or 72.0% of the Company's consolidated service revenue in fiscal year 2006 and $379.3 million, or 69.6% in fiscal year 2005.

The CRS business segment offers complete services for the design, initiation and management of clinical trials programs, a critical element in obtaining regulatory approval for bio/pharmaceutical products. The Company has performed services in connection with trials in most therapeutic areas, including Cardiology, Oncology, Infectious Diseases, Neurology, Allergy/Immunology, Endocrinology/Metabolism, Gastroenterology, Obstetrics/Gynecology, Orthopedics, Pediatrics, Psychiatry, and Transplantation. PAREXEL's multi-disciplinary clinical trials group examines a product's existing preclinical and clinical data to design clinical trials to provide evidence of the product's safety and efficacy.

PAREXEL's CRS business segment can manage many aspects of clinical trials, including study and protocol design, Case Report Form ("CRF") design, site and investigator recruitment, patient enrollment, study monitoring and data collection, data analysis, report writing, and medical services.

Clinical trials are monitored and conducted by CRS in strict adherence with Good Clinical Practice ("GCP"). The design of efficient CRFs, detailed operations manuals, and site monitoring by the Company's clinical research associates seek to ensure that clinical investigators and their staff follow established study protocols. The Company has adopted standard operating procedures ("SOPs"), which are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of PAREXEL's worldwide clinical services.

Clinical trials represent one of the most expensive and time-consuming parts of the overall bio/pharmaceutical development process. The information generated during these trials is critical to gaining marketing approval from the Food and Drug Administration ("FDA"), the European Agency for the Evaluation of Medicinal Products ("EMEA"), and other comparable regulatory agencies as well as market acceptance by clinicians, patients, and payors. CRS clinical trial management services involve many phases of clinical trials, including Phases I, II, III, and IV. See "Government Regulations" for additional information regarding processes involved in clinical trials.

- **CLINICAL PHARMACOLOGY (Phases I – IIa)**

Clinical pharmacology encompasses the early stages of clinical testing, when the product is first evaluated to prove safety and efficacy. These tests vary from "first in man" to "proof of concept" to "dose-ranging" studies in Phases I and IIa of development. The Clinical Pharmacology group of CRS provides drug development consulting, drug administration and monitoring, bioanalytical services, and patient recruitment. PAREXEL's international network of clinical pharmacology operations includes operations in Berlin, Germany; Baltimore, Maryland (U.S.); Glendale, Culver City, Paramount, and San Diego, California (U.S.); Bloemfontein and George, South Africa; and Harrow, U.K.; and bioanalytical laboratories in Poitiers, France and Bloemfontein. These bioanalytical laboratories perform analyses according to Good Laboratory Practices ("GLP") principles. With these locations, the Clinical Pharmacology group offers clinical pharmacology services (including bioanalytical services) with a total of 453 dedicated beds (cooperating partners not included) on three continents.

- **PHASES II – IV**

CRS assists clients with one or more of the following aspects of clinical trials as shown below. CRS performs both full-service and single-/multi-service trials. As a result, PAREXEL's involvement may range from being involved in just one aspect of a clinical trial to all aspects of a clinical trial. These services include:

Study Protocol Design - The protocol defines the medical issues the study seeks to examine and the statistical tests that will be conducted. Accordingly, the protocol specifies the frequency and type of laboratory and clinical measures that are to be tracked and analyzed, the number of patients required to produce a statistically valid result, the period of time over which they must be tracked and the frequency and dosage of drug administration. The study's success depends on the protocol's ability to predict correctly the requirements of the regulatory authorities.

CRF Design - Once the study protocol has been finalized, the CRF must be developed. The CRF is the critical source document for collecting the necessary clinical data as dictated by the study protocol. The CRF may change at different stages of a trial. CRFs for one patient in a given study may consist of 100 or more pages.

Site and Investigator Recruitment - The product under investigation is administered to patients by third-party physicians, serving as independent contractors, referred to as investigators, at hospitals, clinics, or other locations, referred to as sites. Medical devices are implemented or tested by investigators in similar settings. Potential investigators may be identified and solicited by the product sponsor. A significant portion of a trial's success depends on the successful identification and recruitment of experienced investigators with an adequate base of patients who satisfy the requirements of the study protocol. The Company has access to several thousand investigators who have conducted clinical trials for the Company. The Company provides additional services at the clinical investigator site to assist physicians and expedite the clinical research process.

Patient Enrollment - The investigators, usually with the assistance of a clinical research organization ("CRO"), find and enroll patients suitable for the study. The speed with which trials can be completed is significantly affected by the rate at which patients are enrolled. Prospective patients are required to review information about the drug and its possible side effects, and sign an informed consent form to record their knowledge and acceptance of potential side effects. Patients also undergo a medical examination to determine whether they meet the requirements of the study protocol. Patients then receive the product and are examined by the investigator as specified by the study protocol. Investigators are responsible for administering the products to patients, as well as examining patients and conducting necessary tests.

Study Monitoring and Data Collection - As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on CRFs. CRFs are collected from study sites by specially trained persons known as monitors. Monitors visit sites regularly to ensure that the CRFs are completed correctly and to verify that the study has been conducted in compliance with the protocol and GCP. The monitors send completed CRFs to the study coordination site, where the CRFs are reviewed for consistency and accuracy before their data are entered into an electronic database. The Company offers several electronic data capture ("EDC") technologies, which significantly enhance both the quality and timeliness of clinical data collection while achieving significant efficiency savings. The Company's study monitoring and data collection services are designed to comply with the FDA's and other relevant regulatory agencies' adverse events reporting guidelines.

Data Management - PAREXEL's data management professionals provide a broad array of services to support the accurate collection, organization, validation, and analysis of clinical data. For instance, they assist in the design of CRFs and investigator training manuals to ensure that data are collected in an organized and consistent format in compliance with the study protocol. Databases are designed according to the analytical specifications of the project and the particular needs of the client. Prior to data entry, PAREXEL personnel screen the data to detect errors, omissions, and other deficiencies in completed CRFs. The use of scanning and imaging of the CRFs and the use of EDC technologies to gather and report clinical data expedites data exchange while minimizing data collection errors by permitting the verification of data integrity in a more timely manner. After the data is entered, the data management team performs an array of data abstraction, data review, medical coding, serious adverse event reconciliations, loading of electronic data (such as laboratory data), database verification, and editing and resolution of data problems. The data are then submitted to the sponsor in a customized format prescribed by the sponsor.

The CRS business segment has extensive experience throughout the world in the creation of scientific databases for all phases of the drug development process, including the creation of customized databases to meet client-specific formats, integrated databases to support new drug application ("NDA") and equivalent submissions and databases in strict accordance with FDA, European, Asian and other regulatory specifications.

Biostatistics and Programming - PAREXEL's biostatistics professionals assist clients with all phases of drug development, including biostatistical consulting, database design, data analysis, and statistical reporting. These professionals develop and review protocols, design appropriate analysis plans, and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings, and other applicable displays of results according to an analysis plan. The CRS business segment biostatisticians may also represent clients during panel hearings at the FDA and other regulatory agencies.

Report Writing - A description of the study conducted, along with the statistical analysis findings for data collected during the trial and other clinical data are presented and summarized in a final report generated for inclusion in a regulatory document.

Medical Services - Throughout the course of a development program, PAREXEL's physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical research and to monitor patient safety, including medical supervision of clinical trials, medical monitoring of patient safety, review and reporting of adverse events, medical writing, and strategy and product development.

Project Management - Throughout the entire spectrum of activities described above, CRS provides project management services. These services entail providing overall leadership to the PAREXEL project team, acting as the main client liaison, project planning, managing progress against study goals and deliverables, budget management, progress and metrics reporting, and issue resolution. These project management services are offered on all types of trials – single-service, multi-service, or full-service.

PAREXEL CONSULTING AND MEDICAL COMMUNICATIONS SERVICES

PCMS provides technical expertise and advice in such areas as drug development, regulatory affairs, and bio/pharmaceutical process and management consulting. It also provides a full spectrum of market development, product development, and targeted communications services in support of product launch. PCMS consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. PCMS also provides health policy consulting, strategic reimbursement services and a broad range of educational and training services. Service revenue from the PCMS business segment represented $120.6 million, or 16.2% of consolidated service revenue in fiscal year 2007, $117.1 million, or 19.0% of consolidated service revenue in fiscal year 2006, and $122.6 million, or 22.5% of consolidated service revenue in fiscal year 2005. PCMS offers drug development, regulatory, manufacturing compliance, business process consulting, and marketing expertise consultation to the pharmaceutical, bio/pharmaceutical and medical device industries in the U.S., Europe, and Asia.

Drug Development Consulting ("DDC") – DDC provides comprehensive drug development and regulatory consulting services for pharmaceutical, biotechnology, and medical device companies in major jurisdictions in the U.S., Europe, and Japan. These services include drug development and regulatory strategy design, scientific and technical evaluation, writing and review services, regulatory application preparation and review, regulatory training for client personnel, and expert liaison with the FDA and other regulatory agencies.

DDC works closely with clients to design drug development and regulatory strategies and comprehensive registration programs. The Company's drug development and regulatory experts (including persons who have joined PAREXEL from the bio/pharmaceutical industry and regulatory agencies such as the FDA and the United Kingdom, German and French Agencies) review existing published literature and regulatory precedents, evaluate the scientific and technical data of a product, assess the competitive and regulatory environment, identify deficiencies, and define the steps necessary to obtain regulatory authority approvals in the most expeditious manner. Through these services, the Company helps its clients obtain regulatory approval for particular products or product lines in certain specific markets and participates fully in the product development process.

Strategic Compliance and Operational Performance Excellence ("SCOPE") – The SCOPE group offers a range of specialized clinical development and manufacturing consulting services for clients in the life sciences industry. SCOPE's services are designed to help pharmaceutical, biotechnology, and medical device companies achieve regulatory compliance, product quality, and process excellence. These services include clinical and manufacturing strategy design, metrics assessment and development, risk management, GCP and good manufacturing practice ("GMP") audits, process optimization, organizational alignment, training, and change management.

SCOPE offers its clients experienced regulatory and industry professionals—formerly from the FDA and other regulatory agencies and/or biotech, pharmaceutical, and medical device companies.

Medical Communications Services ("MedCom") – The MedCom group assists clients in achieving optimal market penetration for their products by providing customized, integrated, and expert pre-launch and launch services in the U.S., Europe, and other areas of the world. MedCom's experience indicates that clients need assistance in creating awareness and understanding of their products in the marketplace and in addressing rapid acceptance of their products by opinion leaders, physicians, managed care organizations, and patient groups leading to accelerated product acceptance and market penetration. MedCom designs and implements integrated communication plans that include market and opinion leader development, market preparation, and targeted communications support for clients. An integrated communications plan can detail external and internal strategies, including communications objectives, target audiences, communications priorities and timing, key messages, key meetings and events, and target publications and media. Other services include planning of meetings and exhibitions. Independent of the Company's promotional activities are continuing medical education ("CME") programs to help keep medical professionals apprised of current medical developments.

Health Policy & Strategic Reimbursement ("HPSR") – HPSR offers strategies for bio/pharmaceutical companies regarding reimbursement from insurance companies and managed care providers and telecommunications and call center support for patient assistance programs.

Barnett Educational Services ("Barnett") –Barnett offers a broad range of educational and training services in the Clinical and GMP arena. Services range from live and webcast seminars with well-known experts to customized on-site training at the clients' sites.

PERCEPTIVE INFORMATICS, INC.

Perceptive was formed by the Company in fiscal year 2000. Perceptive provides information technology solutions designed to improve clients' product development processes. Service revenue from the Perceptive business represented $72.5 million, or 9.8%, of consolidated service revenue in fiscal year 2007, $55.3 million, or 9.0%, of consolidated service revenue in fiscal year 2006, and $42.8 million, or 7.9%, of consolidated service revenue in fiscal year 2005. Perceptive offers a portfolio of products and services that includes medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

Medical Imaging Services - Perceptive's medical imaging services coordinate the use of a variety of medical imaging modalities (e.g., radiographs, ultrasound, computed topography, and magnetic resonance imaging) to evaluate product safety and efficacy.

IVRS - IVRS is a voice and web-based system being used to randomize patients and manage study drug inventory. Perceptive's IVRS service utilizes an application service provider model under which Perceptive designs, develops, deploys, hosts, and supports an application for each trial. Participating investigators call a toll free number to enroll patients in a trial, and are able to interact with the system in their native language. The system confirms enrollment and assigns a drug kit for the patient. The system is also capable of monitoring drug inventory at investigator sites and triggering drug shipments as needed.

CTMS - Perceptive's Clinical Trial Management System solutions are software packages that assist bio/pharmaceutical companies with the complex process of planning and managing clinical trials. These include IMPACT®, INITIATOR™, and INVESTIGATOR™ software packages. Perceptive's flagship IMPACT software product, is an enterprise-wide CTMS used to plan studies, track progress, support monitoring activities, monitor costs, and track clinical supplies. The system is used by approximately 34 bio/pharmaceutical companies and by approximately 25,000 users worldwide. It is primarily used for Phase II, III and IV studies. The INITIATOR product is a separate software package offered by Perceptive to assist in the management and conduct of Phase I trials. Perceptive also offers the INVESTIGATOR, a database tool, used to maintain up-to-date information concerning investigators and their performance on prior trials. Sponsor companies use the tool to help select investigators when initiating a new clinical trial.

Web-Based Portal - Perceptive's web-based portal allows secure access to critical, real-time information over the web. The portal supports clinical trials management, communications, collaboration, and the viewing of metrics and clinical trial data.

Integration Services Group - Through its Integration Services Group, Perceptive provides services in support of its software packages including implementation, deployment, validation, hosting, and integration with other customer systems.

Patient Diary Applications - Perceptive also offers solutions for the electronic collection of patient diary information, often referred to by the industry as ePRO, for electronic Patient Reported Outcomes. Perceptive offers clients solutions that include capturing data from patients using handheld technology or over the telephone using Perceptive's IVRS technology.

Perceptive performs ongoing market surveillance to identify and support new technologies that benefit clients as well as the Company's internal processes.

INFORMATION TECHNOLOGY

PAREXEL is committed to investing in information technology designed to help the Company provide high quality services and competitively advantageous client facing solutions in a cost-effective manner and to continue to better manage its internal resources. The Company has built its information technology solutions by developing proprietary technology as well as purchasing and integrating commercially available information systems that address critical aspects of its business, such as project proposals/budget generation, time information management, revenue and resource forecasting, clinical data entry and management, clinical trial management, project management, quality management, and procurement/expense processing.

The Company maintains an internal information technology group that is responsible for technological planning and procurement, applications development, program management, technical operations, and management of the Company's worldwide computer infrastructure and voice and data networks. The Company's information systems are designed to function in support of and reinforce the Company's policies and procedures. The Company's information technology system is open and flexible, allowing it to be adapted to the multiple needs of different clients and regulatory systems. This system also enables the Company to respond quickly to client inquiries regarding progress on projects and, in some cases, to gain direct access to client data on client owned systems.

SALES AND MARKETING

PAREXEL's sales and marketing personnel carry out the Company's global business development activities. In addition to significant selling experience, most of these individuals have technical and/or scientific backgrounds. The Company's senior executives and project team leaders also participate in maintaining key client relationships and engaging in business development activities.

Each of the Company's three business segments has a business development team that focuses on its particular market segment, and while all teams may work with the same client companies, the individual clients they work with within the Company can vary. In many cases, however, the business segment selling teams work together in order to provide clients with the most appropriate service offering to meet their needs.

Each business development employee is generally responsible for a specific client segment or group of clients and for strengthening and expanding an effective relationship with that client. Each individual is responsible for developing his or her client base, responding to client requests for information, developing and defending proposals, and making presentations to clients.

The business development group is supported by PAREXEL's marketing personnel. The Company's marketing activities consist primarily of market information development and analysis, strategic planning, competitive analysis, brand management, collateral development, participation in industry conferences, advertising, e-marketing, publications, and website development and maintenance. The marketing team focuses both on supporting the individual business development teams for their specific market segments as well as promoting an integrated marketing strategy and communications plan for PAREXEL as a whole.

CLIENTS

The Company has in the past derived, and may in the future derive, a significant portion of its service revenue from a core group of major projects or clients. Concentrations of business in the bio/pharmaceutical services industry are not uncommon and the Company expects to experience such concentration in future years. In fiscal year 2007, the Company's five largest clients accounted for 28% of its consolidated service revenue. In fiscal year 2006, the Company's five largest clients accounted for 25% of its consolidated service revenue. No single client accounted for 10% or more of consolidated service revenues in fiscal years 2007, 2006 or 2005.

BACKLOG

Backlog represents anticipated service revenue from work not yet completed or performed under signed contracts, letters of intent, and certain verbal commitments. Once work commences, revenue is generally recognized over the life of the contract as services are provided. Backlog at June 30, 2007 was $1,506.9 million, compared with $1,093.5 million at June 30, 2006. The Company anticipates that approximately $617.8 million of the backlog as of June 30, 2007 will be recognized as service revenue in fiscal year 2008.

The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results. Projects under contracts included in backlog are subject to termination, revision, or delay. As detailed more fully in the "Risk Factors" section of this annual report, clients terminate, delay, or change the scope of projects for a variety of reasons including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesirable clinical results of the product, the clients' decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the drug. Generally, the Company's contracts can be terminated upon thirty to sixty days notice by the client. The Company typically is entitled to receive certain fees and, in some cases, a termination fee for winding down a delayed or terminated project.

COMPETITION

The Company competes with other bio/pharmaceutical services companies and other organizations that provide one or more of the services currently being offered by the Company. Some of the larger bio/pharmaceutical services companies, such as Quintiles Transnational Corporation, Covance Inc., and Pharmaceutical Product Development Inc., offer services that compete directly with the Company's services at many levels.

PAREXEL believes that the synergies arising from integrating the products and services offered by its different business units, coupled with its global infrastructure (and related rapid access to patients), technological expertise, and depth of experience differentiate it from its competitors. Although there are no guarantees that the Company will continue to do so, the Company believes that it competes favorably in all of its business areas.

CRS

The clinical outsourcing services industry is very fragmented, with several hundred providers offering varying levels of service, skills, and capabilities. The Company's CRS group primarily competes against in-house departments of pharmaceutical companies, other full service bio/pharmaceutical services companies, small specialty CROs, and to a lesser extent, universities, teaching hospitals, and other site organizations. The primary competitors for the CRS business include Quintiles Transnational Corporation, Covance Inc., Pharmaceutical Product Development Inc., PRA International, Kendle International Inc., and ICON PLC.

CRS generally competes on the basis of:

- previous experience with a client or in a specific therapeutic area;
- medical and scientific expertise in a specific therapeutic area;
- quality of services;
- breadth of services;
- the ability to organize and manage large-scale clinical trials on a global basis;
- the ability to manage large and complex medical databases;
- the ability to provide statistical and regulatory services;
- the ability to quickly recruit investigators and patients;
- the ability to integrate information technology with systems to improve the efficiency of clinical research;
- an international presence with strategically located facilities;
- financial strength and stability; and
- price.

The Company believes CRS's key competitive strengths are its global footprint and related rapid access to patients, therapeutic expertise, technological expertise and its experience in global drug development.

PCMS

PCMS competes with a large and diverse group of specialty service providers, including major consulting firms with pharmaceutical industry practices, large and small bio/pharmaceutical services companies, individual consultants, specialist medical communications services companies, large international advertising companies, medical public relation firms, and small and large bio/pharmaceutical services companies.

The Company believes that it is different from its competitors in that no other company provides the unique fusion of expertise (scientific, regulatory and business expertise) that PCMS offers. The Company considers PCMS's key competitive strengths to include a combination of deep expertise in early stage drug development, regulatory strategy and submissions, manufacturing compliance, business process optimization, reimbursement, and global marketing and communications strategies.

The Company believes PCMS's combination of industry, medical/scientific, regulatory, and manufacturing and business process expertise, uniquely qualifies it to help its clients get the right product to market in an efficient and effective manner.

PERCEPTIVE

The Perceptive business competes primarily with bio/pharmaceutical services companies, information technology companies, and software companies. Companies in this segment compete based on the strength and usability of their technology offerings, their expertise and experience, and their understanding of the clinical development process. Perceptive's key competitive strength is its combination of technological expertise and knowledge of clinical development. The Company believes that its strategy of collaborating with other technology companies to implement certain tools, rather than developing its own, allows Perceptive to adapt to new technologies more quickly than many of its competitors. Perceptive's market position may be affected over time by competitors' efforts to develop and market new information technology products and services.

INTELLECTUAL PROPERTY

The Company's trademark "PAREXEL", is of material importance to the Company. This and other trademarks have been registered in the U.S. and many foreign countries. The duration of trademark registrations varies from country to country. However, trademarks generally may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained, and as long as they have not been found to have become generic.

EMPLOYEES

As of June 30, 2007, the Company had 6,485 full-time equivalent employees. Approximately 33.6% of the employees are located in North America and 66.4% are located throughout Europe, Asia, Africa, and South America. The Company believes that its relations with its employees are good.

The success of the Company's business depends on its ability to attract and retain qualified professional, scientific, and technical staff. The level of competition among employers in the U.S. and overseas for skilled personnel, particularly those with Ph.D., M.D., or equivalent degrees, is high. The Company believes that its brand name recognition and its multinational presence, which allows for international transfers, are an advantage in attracting employees. In addition, the Company believes that the wide range of clinical trials in which it participates allows the Company to offer broad experience to clinical researchers.

GOVERNMENT REGULATIONS

PAREXEL provides clinical trial and diverse consulting services to the pharmaceutical, biotechnology, and medical device industries. Lack of success in obtaining approval for the conduct of clinical trials in the countries where PAREXEL manages clinical trials on behalf of its clients can adversely affect PAREXEL. PAREXEL makes no guarantees to its clients with regard to successful outcomes of the regulatory process, including the success of clinical trial applications or marketing applications.

Clinical research services provided by PAREXEL in the U.S. are subject to ongoing FDA regulation. The Company is obligated to comply with FDA requirements governing activities such as obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to products, and maintaining thorough and accurate records. The Company is also required to ensure that the computer systems it uses to process human data from clinical trials are validated in accordance with the electronic records regulations 21 CFR Part 11 that apply to the pharmaceutical and CRO industries. The Company must maintain source documents for each study for specified periods, and such documents may be reviewed according to GCP standards by the study sponsor and the FDA during audits and inspections. Non-compliance with GCP can result in the disqualification of data collected during a clinical trial and in non-approval of a product application submitted to the FDA.

The clinical investigation of new drugs, biologics, and medical devices is highly regulated by government agencies. The standard for the conduct of clinical research and development studies comprises GCP, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical trial participants. The FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with GCP. The European Union ("EU") established as of May 1, 2004 the Clinical Trials Directive (the "Directive") in an attempt to harmonize the regulatory requirements of the member states of the EU for the conduct of clinical trials in its territory. The Directive requires sponsors of clinical trials to submit formal applications to national ethics committees and regulatory authorities prior to the initiation of clinical trials in any of the 27 member states of the EU. Whereas some member states, prior to the implementation of the Directive, had minimal requirements for clinical trial initiation, all member states are now subject to the same stringent requirements of the Directive. As in the United States, clinical trials in the EU are expected to be carried out in compliance with detailed requirements for GCP. The international regulatory approval process includes all of the risks and potential delays associated with the FDA approval process.

Because the FDA's regulatory requirements have served as the model for much of the regulation of new drug development worldwide, regulatory requirements similar to those of the FDA exist in the other countries in which the Company operates. The Company's regulatory capabilities include knowledge of the specific regulatory requirements of numerous countries. The Company has managed simultaneous regulatory submissions in more than one country for a number of drug sponsors during each of the past ten years. Beginning in 1991, the FDA and corresponding regulatory agencies of the EU and Japan commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals through a process known as the International Conference on Harmonisation ("ICH") of Technical Requirements for Registration of Pharmaceuticals for Human use. Data from multinational studies adhering to GCP are now generally acceptable to the FDA and Canadian, EU and Japanese regulators. The ICH process has sanctioned a single common format for drug and biologic marketing applications, known as the Common Technical Document ("CTD") in the U.S., Europe, Japan and Canada. On July 1, 2003 the CTD format became mandatory in Europe and Japan and highly recommended by the FDA in the U.S. and by the Canadian regulatory authorities. The Company has developed the expertise to prepare CTDs for its clients in both paper and electronic form.

REGULATION OF DRUGS AND BIOLOGICS

Before a new drug or biologic may be approved and marketed, the drug or biologic must undergo extensive testing and regulatory review in order to determine that the drug or biologic is safe and effective. It is not possible to estimate the time in which preclinical, Phases I, II and III studies will be completed with respect to a given product, if at all, although the time period may last many years. Using the U.S. regulatory environment as an example, the stages of this development process are generally as follows:

Preclinical Research (approximately 1 to 3.5 years) - In vitro ("test tube") and animal studies in accordance with GLP to establish the relative toxicity of the drug or biologic over a wide range of doses and to detect any potential to cause a variety of adverse conditions and diseases, including birth defects or cancer. If results warrant continuing development of the drug or biologic, the results of the studies are submitted to the FDA by the manufacturer as part of an Investigational New Drug Application ("IND"), which must be reviewed by the FDA before proposed clinical testing can begin. An IND must include, among other things, preclinical data, chemistry, manufacturing and control information, and an investigational plan, and must be activated by the FDA before such trials may begin. There can be no assurance that submission of an IND will result in the ability to commence clinical trials.

Clinical Trials (approximately 3.5 to 6 years)

- Phase I consists of basic safety and pharmacology testing in approximately 20 to 80 human subjects, usually healthy or stable patient volunteers, and includes studies to determine metabolic and pharmacologic action of the product in humans, how the drug or biologic works, how it is affected by other drugs, how it is tolerated and absorbed, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

- Phase II includes basic efficacy (effectiveness) and dose-range testing, sometimes in 100 to 200 patients afflicted with a specific disease or condition for which the product is intended for use, further safety testing, evaluation of effectiveness, and determination of optimal dose levels, dose schedules, and routes of administration. If Phase II studies yield satisfactory results and no hold is placed on further studies by the FDA, Phase III studies can be commenced.

- Phase III includes larger scale, multi-center, comparative clinical trials conducted with patients afflicted by a target disease in order to provide enough data for a valid statistical test of safety and effectiveness required by the FDA and others and to provide a basis for product labeling. When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are nonexistent, limited, or of minimal value, the FDA may allow the sponsor to make the new drug available to a larger number of patients through the regulated mechanism of a Treatment Investigational New Drug ("TIND"), which may span late Phase II, Phase III, and FDA review. Although TINDs may enroll and collect a substantial amount of data from tens of thousands of patients, they are not granted in all cases.

The FDA receives reports on the progress of each phase of clinical testing and may require the modification, suspension, or termination of clinical trials if, among other things, an unreasonable risk is presented to patients or if the design of the trial is insufficient to meet its stated objective.

NDA or Biologic License Application ("BLA") Preparation and Submission - Upon completion of Phase III trials, the sponsor assembles the statistically analyzed data from all phases of development, along with the chemistry and manufacturing and pre-clinical data and the proposed labeling, among other things, into a single large document, the NDA or BLA (in CTD format as of July 1, 2003), which today comprises, on average, roughly 100,000 pages.

FDA Review of NDA or BLA - The FDA carefully scrutinizes data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug or biologic is safe and effective for the specific use (or "indication") under study. The FDA may refuse to accept the NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied and even after accepting the submission for review, the FDA may also require additional testing or information before approval of an NDA or BLA. The FDA must deny approval of an NDA or BLA if applicable regulatory requirements are not ultimately satisfied.

Post-Marketing Surveillance and Phase IV Studies - Federal regulation requires the sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the manufacturer markets the product (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the product is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the product, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. In addition, the FDA and other major regulatory agencies are now asking sponsor companies to prepare risk management plans for approved and marketed drugs and biologics, aimed at assessing areas of drug risk and plans for managing such risks should they materialize.

REGULATION OF MEDICAL DEVICES

Unless a medical device is exempted from pre-market application, which is described below, FDA approval or clearance of the device is required before the product may be marketed in the United States. In order to obtain clearance for marketing, a manufacturer must demonstrate substantial equivalence to a similar legally marketed product by submitting a premarket notification, 510(k), to the FDA. The FDA may require preclinical and clinical data to support a substantial equivalence determination, and there can be no assurance the FDA will find a device substantially equivalent. Clinical trials can take extended periods of time to complete. In addition, if the FDA requires an approved Investigational Device Exemption ("IDE") before clinical device trials may commence, there can be no guarantee that the agency will approve the IDE. An IDE approval process could also result in significant delays.

After submission of a premarket notification containing, among other things, any data collected, the FDA may find the device substantially equivalent and the device may be marketed. If the FDA finds that a device is not substantially equivalent, the manufacturer may request that the FDA make a risk-based classification to place the device in Class I or Class II. However, if a timely request for risk-based classification is not made, or if the FDA determines that a Class III designation is appropriate, an approved pre-market approval application ("PMA") will be required before the device may be marketed.

The PMA approval process is lengthy, expensive, and typically requires, among other things, extensive data from preclinical testing and a well-controlled clinical trial or trials that demonstrate a reasonable assurance of safety and effectiveness. There can be no assurance that review will result in timely or any PMA approval. There may also be significant conditions associated with the approval, including limitations on labeling and advertising claims and the imposition of post-market testing, tracking, or surveillance requirements.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

Laws protecting confidential medical information could impact the manner in which the Company conducts certain components of its business. On August 14, 2002, the Department of Health and Human Services issued final modifications to privacy regulations (the "Privacy Rule") under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). These regulations impose restrictions governing the disclosure of confidential medical information in the U.S.

The failure on the part of the Company, its clients and/or the physician investigators from whom the Company receives confidential medical information to comply with the Privacy Rule could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities.

POTENTIAL LIABILITY AND INSURANCE

PAREXEL's clinical research services focus on the testing of experimental drugs and devices on human volunteers pursuant to study protocols and in accordance with laws and regulations which govern clinical trials. Clinical research involves a risk of liability for personal injury or death to patients due, among other reasons, to possible unforeseen adverse side effects or improper administration of the new drug or medical device. PAREXEL does not provide healthcare services directly to patients. Rather, PAREXEL physicians or third party physician investigators are responsible for administering drugs and evaluating the study patients. Many of these patients are already seriously ill and are at risk of further illness or death, such as patients who are enrolled in a Phase III or IV clinical trial. Other studies, such as Phase I first-in-man studies, enroll healthy volunteers.

The Company believes that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards ("IRBs") and the need to obtain each patient's informed consent and the oversight by applicable regulatory authorities. The FDA, the Medicines and Healthcare products Regulatory Agency in the U.K. and regulatory authorities in other countries require each human clinical trial to be reviewed and approved by the IRB at each study site. An IRB is an independent ethics committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. The IRB monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consents.

To reduce its potential liability, PAREXEL generally seeks to incorporate indemnity provisions into its contracts with clients to protect PAREXEL from any negligent acts by the study Sponsor and/or third party physician investigators. These indemnities generally do not, however, protect PAREXEL against certain of its own actions, such as those involving negligence. Moreover, these indemnities are contractual arrangements that are subject to negotiation with individual clients, and the terms and scope of such indemnities can vary from client to client and from study to study. Finally, the financial performance of these indemnities is not secured, so that the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. PAREXEL could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with an uninsured claim that is outside the scope of an indemnity or where the indemnity, although applicable, is not performed in accordance with its terms.

The Company currently maintains an errors and omissions professional liability insurance policy, subject to deductibles and coverage limits. There can be no assurance that this insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company.

AVAILABLE INFORMATION

The Company's Internet website is http://www.parexel.com. The Company makes available through its website the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The Company makes these reports available free of charge through its website as soon as reasonably practicable after they have been electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Any materials the Company files with the SEC may also be read and copied at the SEC's public reference room located at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC filings are also available to the public on the SEC's Internet website at www.sec.gov.

ITEM 1A. RISK FACTORS

In addition to other information in this report, the following risk factors should be considered carefully in evaluating our Company and our business. These risk factors could cause actual results to differ from those indicated by forward-looking statements made in this report, including in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other forward-looking statements that we may make from time to time. If any of the following risks occur, our business, financial condition, or results of operations would likely suffer.

Additional risks not currently known to us or other factors not perceived by us to present significant risk to our business at this time also may impair our business operations.

THE LOSS, MODIFICATION, OR DELAY OF LARGE OR MULTIPLE CONTRACTS MAY NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE

Our clients generally can terminate their contracts with us upon 30 to 60 days notice or can delay the execution of services. The loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our operating results, possibly materially. We have in the past experienced contract cancellations, which have adversely affected our operating results, including a Phase III cancellation during the second quarter of fiscal year 2007.

Clients terminate or delay their contracts for a variety of reasons, including:

- merger or potential merger related activities involving the client;
- failure of products being tested to satisfy safety requirements;
- failure of products being tested to satisfy efficacy criteria;
- products having unexpected or undesired clinical results;
- client cost reductions as a result of budgetary limit or changing priorities;
- client decisions to forego a particular study, perhaps for economic reasons;
- insufficient patient enrollment in a study;
- insufficient investigator recruitment;
- clinical drug manufacturing problems resulting in shortages of the product;
- product withdrawal following market launch; and
- shut down of manufacturing facilities.

In addition, clients may determine to proceed with fewer clinical trials or conduct them without the assistance of bio/pharmaceutical services companies if they are trying to reduce costs as a result of budgetary limits or changing priorities. These factors may cause such clients to cancel contracts with us.

WE FACE INTENSE COMPETITION IN MANY AREAS OF OUR BUSINESS; IF WE DO NOT COMPETE EFFECTIVELY, OUR BUSINESS WILL BE HARMED

The bio/pharmaceutical services industry is highly competitive and we face numerous competitors in many areas of our business. If we fail to compete effectively, we may lose clients, which would cause our business to suffer.

We primarily compete against in-house departments of pharmaceutical companies, other full service clinical research organizations, or CROs, small specialty CROs, and to a lesser extent, universities, teaching hospitals, and other site organizations. Some of the larger CROs against which we compete include Quintiles Transnational Corporation, Covance, Inc. and Pharmaceutical Product Development Inc. In addition, our PCMS business competes with a large and fragmented group of specialty service providers, including advertising/promotional companies, major consulting firms with pharmaceutical industry groups and smaller companies with pharmaceutical industry focus. Perceptive competes primarily with CROs, information technology companies and other software companies. Some of these competitors, including the in-house departments of pharmaceutical companies, have greater capital, technical and other resources than us. In addition, our competitors that are smaller specialized companies may compete effectively against us because of their concentrated size and focus.

THE FIXED RATE NATURE OF OUR CONTRACTS COULD HURT OUR OPERATING RESULTS

Approximately 90% of our contracts are fixed rate. If we fail to adequately price our contracts or if we experience significant cost overruns, our gross margins on the contracts would be reduced and we could lose money on contracts. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future.

IF GOVERNMENTAL REGULATION OF THE DRUG, MEDICAL DEVICE AND BIOTECHNOLOGY INDUSTRY CHANGES, THE NEED FOR OUR SERVICES COULD DECREASE

Governmental regulation of the drug, medical device and biotechnology product development process is complicated, extensive, and demanding. A large part of our business involves assisting pharmaceutical and biotechnology companies through the regulatory approval process. Changes in regulations, that, for example, streamline procedures or relax approval standards, could eliminate or reduce the need for our services. If companies regulated by the FDA or similar foreign regulatory authorities needed fewer of our services, we would have fewer business opportunities and our revenues would decrease, possibly materially.

In the United States, the FDA and the Congress have attempted to streamline the regulatory process by providing for industry user fees that fund the hiring of additional reviewers and better management of the regulatory review process. In Europe, governmental authorities have approved common standards for clinical testing of new drugs throughout the European Union by adopting standards for GCP and by making the clinical trial application and approval process more uniform across member states. The FDA has had GCP in place as a regulatory standard and requirement for new drug approval for many years and Japan adopted GCP in 1998.

The U.S., Europe and Japan have also collaborated for 15-years on the ICH, the purpose of which is to eliminate duplicative or conflicting regulations in the three regions. The ICH partners have agreed upon a common format (the Common Technical Document) for new drug marketing applications that reduces the need to tailor the format to each region. Such efforts and similar efforts in the future that streamline the regulatory process may reduce the demand for our services.

Parts of our PCMS business advises clients on how to satisfy regulatory standards for manufacturing and clinical processes and on other matters related to the enforcement of government regulations by the FDA and other regulatory bodies. Any reduction in levels of review of manufacturing or clinical processes or levels of regulatory enforcement, generally, would result in fewer business opportunities for our business in this area.

IF WE FAIL TO COMPLY WITH EXISTING REGULATIONS, OUR REPUTATION AND OPERATING RESULTS WOULD BE HARMED

Our business is subject to numerous governmental regulations, primarily relating to worldwide pharmaceutical product development and regulatory approval and the conduct of clinical trials. If we fail to comply with these governmental regulations, it could result in the termination of our ongoing research, development or sales and marketing projects, or the disqualification of data for submission to regulatory authorities. We also could be barred from providing clinical trial services in the future or could be subjected to fines. Any of these consequences would harm our reputation, our prospects for future work and our operating results. In addition, we may have to repeat research or redo trials. If we are required to repeat research or redo trials, we may be contractually required to do so at no further cost to our clients, but at substantial cost to us.

WE MAY LOSE BUSINESS OPPORTUNITIES AS A RESULT OF HEALTH CARE REFORM AND THE EXPANSION OF MANAGED-CARE ORGANIZATIONS

Numerous governments, including the U.S. government and governments outside of the U.S. have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, drug, medical device and biotechnology companies may react by spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

For instance, in 2003 the U.S. Congress enacted sweeping health care reform legislation, which is still in the early stages of implementation. Over time, this law may reduce our business opportunities if drug companies reduce their clinical development programs and expenditures. The law is generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures.

In addition to health care reform proposals, the expansion of managed-care organizations in the health care market and managed-care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

BECAUSE WE DEPEND ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS FOR ALL OF OUR BUSINESS, THE LOSS OF BUSINESS FROM A SIGNIFICANT CLIENT COULD HARM OUR BUSINESS, REVENUE AND FINANCIAL CONDITION

The loss of, or a material reduction in the business of, a significant client could cause a substantial decrease in our revenue and adversely affect our business and financial condition, possibly materially. In fiscal year 2007, our five largest clients accounted for approximately 28% of our consolidated service revenue. In fiscal year 2006, our five largest clients accounted for approximately 25% of our consolidated service revenue. In fiscal years 2007, 2006 and 2005, no single client accounted for 10% or more of consolidated service revenue. We expect that a small number of clients will continue to represent a significant part of our consolidated revenue. Our contracts with these clients generally can be terminated on short notice. We have in the past experienced contract cancellations with significant clients.

IF WE DO NOT KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS AND SERVICES MAY BECOME LESS COMPETITIVE OR OBSOLETE, ESPECIALLY IN OUR PERCEPTIVE BUSINESS

The biotechnology, pharmaceutical and medical device industries generally, and clinical research specifically, are subject to increasingly rapid technological changes. Our competitors or others might develop technologies, products or services that are more effective or commercially attractive than our current or future technologies, products or services, or render our technologies, products or services less competitive or obsolete. If competitors introduce superior technologies, products or services and we cannot make enhancements to our technologies, products and services necessary to remain competitive, our competitive position would be harmed. If we are unable to compete successfully, we may lose clients or be unable to attract new clients, which could lead to a decrease in our revenue.

IF OUR PERCEPTIVE BUSINESS IS UNABLE TO MAINTAIN CONTINUOUS, EFFECTIVE, RELIABLE AND SECURE OPERATION OF ITS COMPUTER HARDWARE, SOFTWARE AND INTERNET APPLICATIONS AND RELATED TOOLS AND FUNCTIONS, ITS BUSINESS WILL BE HARMED

Our Perceptive Informatics business involves collecting, managing, manipulating and analyzing large amounts of data, and communicating data via the Internet. In our Perceptive Informatics business, we depend on the continuous, effective, reliable and secure operation of computer hardware, software, networks, telecommunication networks, Internet servers and related infrastructure. If the hardware or software malfunctions or access to data by internal research personnel or customers through the Internet is interrupted, our Perceptive Informatics business could suffer. In addition, any sustained disruption in Internet access provided by third parties could adversely impact our Perceptive Informatics business.

Although the computer and communications hardware used in our Perceptive Informatics business is protected through physical and software safeguards, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, the Perceptive Informatics software products are complex and sophisticated, and could contain data, design or software errors that could be difficult to detect and correct. If Perceptive fails to maintain and further develop the necessary computer capacity and data to support the needs of our Perceptive Informatics customers, it could result in a loss of or a delay in revenue and market acceptance.

IF WE CANNOT RETAIN OUR HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS WOULD BE HARMED

We rely on the expertise of our Chairman and Chief Executive Officer, Josef H. von Rickenbach, and it would be difficult and expensive to find a qualified replacement with the level of specialized knowledge of our products and services and the bio/pharmaceutical services industry. We are a party to an employment agreement with Mr. von Rickenbach, which may be terminated by us or Mr. von Rickenbach upon notice to the other party.

In addition, in order to compete effectively, we must attract and maintain qualified sales, professional, scientific, and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees, is intense. We may not be successful in attracting or retaining key personnel.

WE MAY HAVE SUBSTANTIAL EXPOSURE TO PAYMENT OF PERSONAL INJURY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO COVER SUCH CLAIMS

Our CRS business primarily involves the testing of experimental drugs and medical devices on consenting human volunteers pursuant to a study protocol. Clinical research involves a risk of liability for personal injury or death to patients who participate in the study or who use a product approved by regulatory authorities after the clinical research has concluded, due to, among other reasons, possible unforeseen adverse side effects or improper administration of the drug or device by physicians. In some cases, these patients are already seriously ill and are at risk of further illness or death.

In order to mitigate the risk of liability, we seek to include indemnity provisions in our CRS contracts with clients and with investigators. However, we are not able to include indemnity provisions in all of our contracts. In addition, if we are unable to include an indemnity provision in our contracts, the indemnity provisions would not cover our exposure if:

- we had to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity; or

- a client failed to indemnify us in accordance with the terms of an indemnity agreement because it did not have the financial ability to fulfill its indemnification obligation or for any other reason.

We also carry insurance to cover our risk of liability. However, our insurance is subject to deductibles and coverage limits and may not be adequate to cover claims. In addition, liability coverage is expensive. In the future, we may not be able to maintain or obtain liability insurance on reasonable terms, at a reasonable cost, or in sufficient amounts to protect us against losses due to claims.

In March 2006, we conducted a Phase I clinical trial on behalf of TeGenero AG, a German pharmaceutical company. During the trial, six participants experienced adverse reactions to the TeGenero compound being tested. Through June 30, 2007, we have recorded approximately $1.8 million in legal fees and other incremental costs in connection with the incident. To date, none of the participants in the clinical trial have filed suit against us. We carry insurance to cover risks such as this, but our insurance is subject to deductibles and coverage limits and may not be adequate to cover claims against us. While we believe that TeGenero is responsible to indemnify us with respect to claims related to this matter, TeGenero filed for insolvency in July 2006, which likely will limit any recovery by us from them. In addition, while TeGenero carried insurance with respect to this type of matter, this insurance also is subject to deductibles and coverage limits.

OUR BUSINESS IS SUBJECT TO INTERNATIONAL ECONOMIC, POLITICAL, AND OTHER RISKS THAT COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS OR FINANCIAL POSITION

We provide most of our services on a worldwide basis. Our service revenue from non-U.S. operations represented approximately 64.0% of total consolidated service revenue for the fiscal year ended June 30, 2007 and approximately 64.6% of total consolidated service revenue for the fiscal year ended June 30, 2006. More specifically, our service revenue from operations in the United Kingdom represented 16.0% of total consolidated service revenue for the fiscal year ended June 30, 2007 and 17.0% of total consolidated service revenue for the fiscal year ended June 30, 2006. Our service revenue from operations in Germany represented 19.8% of total consolidated service revenue for the fiscal year ended June 30, 2007 and 20.2% of total consolidated service revenue for the fiscal year ended June 30, 2006. Accordingly, our business is subject to risks associated with doing business internationally, including:

- changes in a specific country's or region's political or economic conditions, including Western Europe, in particular;

- potential negative consequences from changes in tax laws affecting our ability to repatriate profits;

- difficulty in staffing and managing widespread operations;

- unfavorable labor regulations applicable to its European or other international operations;

- changes in foreign currency exchange rates; and

- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions.

OUR REVENUE AND EARNINGS ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS

Approximately 64.0% of our total consolidated service revenue for the fiscal year ended June 30, 2007 and approximately 64.6% of our total consolidated service revenue for the fiscal year ended June 30, 2006 were from non-U.S. operations. Our financial statements are denominated in U.S. dollars. As a result, changes in foreign currency exchange rates could have and have had a significant effect on our operating results. For example, as a result of year-over-year foreign currency fluctuation, service revenue for fiscal year 2007 was positively impacted by approximately $21.6 million as compared to fiscal year 2006. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

- Foreign Currency Translation Risk. The revenue and expenses of our foreign operations are generally denominated in local currencies, primarily the British pound and the Euro, and then are translated into U.S. dollars for financial reporting purposes. For the fiscal year ended June 30, 2007, 16.0% of total consolidated service revenue was denominated in British pounds and approximately 36.4% of total consolidated service revenue was denominated in Euros. For the fiscal year ended June 30, 2006, 17.0% of total consolidated service revenue was denominated in British pounds and approximately 37.0% of total consolidated service revenue was denominated in Euros. Accordingly, changes in exchange rates between foreign currencies and the U.S. dollar will affect the translation of foreign results into U.S. dollars for purposes of reporting our consolidated results.

- Foreign Currency Transaction Risk. We may be subjected to foreign currency transaction risk when our foreign subsidiaries enter into contracts or incur liabilities denominated in a currency other than the foreign subsidiaries functional (local) currency. To the extent we are unable to shift the effects of currency fluctuations to the clients, foreign exchange fluctuations as a result of foreign currency exchange losses could have a material adverse effect on our results of operations.

Although we try to limit these risks through exchange rate fluctuation provisions stated in our service contracts, or by hedging transaction risk with foreign currency exchange contracts, we may still experience fluctuations in financial results from our operations outside of the U.S., and may not be able to favorably reduce the currency transaction risk associated with our service contracts.

OUR OPERATING RESULTS HAVE FLUCTUATED BETWEEN QUARTERS AND YEARS AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE, WHICH COULD AFFECT THE PRICE OF OUR COMMON STOCK

Our quarterly and annual operating results have varied and will continue to vary in the future as a result of a variety of factors. For example, our income from operations totaled $11.3 million for the fiscal quarter ended September 30, 2006, $13.9 million for the fiscal quarter ended December 31, 2006, $15.5 million for the fiscal quarter ended March 31, 2007, and $16.9 million for the fiscal quarter ended June 30, 2007. Factors that cause these variations include:

- the level of new business authorizations in a particular quarter or year;

- the timing of the initiation, progress, or cancellation of significant projects;

- exchange rate fluctuations between quarters or years;

- restructuring charges;

- seasonality;

- the mix of services offered in a particular quarter or year;

- the timing of the opening of new offices;

- timing, costs and the related financial impact of acquisitions;

- the timing of internal expansion;

- the timing and amount of costs associated with integrating acquisitions;

- the timing and amount of startup costs incurred in connection with the introduction of new products, services or subsidiaries; and

- the dollar amount of changes in contract scope finalized during a particular period.

Many of these factors, such as the timing of cancellations of significant projects and exchange rate fluctuations between quarters or years, are beyond our control.

Approximately 60-65% of our operating costs are fixed in the short term with a significant portion of those costs related to personnel. Total personnel costs are estimated to have accounted for approximately 80% of our total operating costs in fiscal year 2007. As a result, the effect on our revenues of the timing of the completion, delay or loss of contracts, or the progress of client projects, could cause our operating results to vary substantially between reporting periods.

If our operating results do not match the expectations of securities analysts and investors, the trading price of our common stock will likely decrease.

OUR EFFECTIVE INCOME TAX RATE MAY FLUCTUATE FROM QUARTER-TO-QUARTER, WHICH MAY AFFECT EARNINGS AND EARNINGS PER SHARE

Our quarterly effective income tax rate is influenced by our projected profitability in the various taxing jurisdictions in which we operate. Changes in the distribution of profits and losses among taxing jurisdictions may have a significant impact on our effective income tax rate, which in turn could have a material adverse effect on our net income and earnings per share. Factors that affect the effective income tax rate include, but are not limited to:

- the requirement to exclude from our quarterly worldwide effective income tax calculations losses in jurisdictions where no tax benefit can be recognized;

- actual and projected full year pretax income;

- changes in tax laws in various taxing jurisdictions;

- audits by taxing authorities; and

- the establishment of valuation allowances against deferred tax assets if it is determined that it is more likely than not that future tax benefits will not be realized.

Fluctuations in our effective income tax rate could cause fluctuations in our earnings and earnings per share, which can affect our stock price.

OUR BUSINESS HAS EXPERIENCED SUBSTANTIAL EXPANSION IN THE PAST AND SUCH EXPANSION AND ANY FUTURE EXPANSION COULD STRAIN OUR RESOURCES IF NOT PROPERLY MANAGED

We have expanded our business substantially in the past. Future rapid expansion could strain our operational, human and financial resources. In order to manage expansion, we must:

- continue to improve operating, administrative, and information systems;

- accurately predict future personnel and resource needs to meet client contract commitments;

- track the progress of ongoing client projects; and

- attract and retain qualified management, sales, professional, scientific and technical operating personnel.

If we do not take these actions and are not able to manage the expanded business, the expanded business may be less successful than anticipated, and we may be required to allocate additional resources to the expanded business, which we would have otherwise allocated to another part of our business.

We may face additional risks in expanding our foreign operations. Specifically, we may find it difficult to:

- assimilate differences in foreign business practices, exchange rates and regulatory requirements;
- operate amid political and economic instability;
- hire and retain qualified personnel; and
- overcome language, tariff and other barriers.

WE MAY MAKE ACQUISITIONS IN THE FUTURE, WHICH MAY LEAD TO DISRUPTIONS TO OUR ONGOING BUSINESS

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company, the acquisition could lead to disruptions to our business. The success of an acquisition will depend upon, among other things, our ability to:

- assimilate the operations and services or products of the acquired company;
- integrate acquired personnel;
- retain and motivate key employees;
- retain customers;
- identify and manage risks facing the acquired company; and
- minimize the diversion of management's attention from other business concerns.

Acquisitions of foreign companies may also involve additional risks, including assimilating differences in foreign business practices and overcoming language and cultural barriers.

In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

OUR CORPORATE GOVERNANCE STRUCTURE, INCLUDING PROVISIONS OF OUR ARTICLES OF ORGANIZATION, BY-LAWS, SHAREHOLDER RIGHTS PLAN, AS WELL AS MASSACHUSETTS LAW, MAY DELAY OR PREVENT A CHANGE IN CONTROL OR MANAGEMENT THAT STOCKHOLDERS MAY CONSIDER DESIRABLE

Provisions of our articles of organization, by-laws and our shareholder rights plan, as well as provisions of Massachusetts law, may enable our management to resist acquisition of us by a third party, or may discourage a third party from acquiring us. These provisions include the following:

- we have divided our board of directors into three classes that serve staggered three-year terms;
- we are subject to Section 8.06 of the Massachusetts Business Corporation Law which provides that directors may only be removed by stockholders for cause, vacancies in our board of directors may only be filled by a vote of our board of directors and the number of directors may be fixed only by our board of directors;
- we are subject to Chapter 110F of the Massachusetts General Laws which limits our ability to engage in business combinations with certain interested stockholders;
- our stockholders are limited in their ability to call or introduce proposals at stockholder meetings; and
- our shareholder rights plan would cause a proposed acquirer of 20% or more of our outstanding shares of common stock to suffer significant dilution.

These provisions could have the effect of delaying, deferring, or preventing a change in control of us or a change in our management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our stock.

In addition, our board of directors may issue preferred stock in the future without stockholder approval. If our board of directors issues preferred stock, the holders of common stock would be subordinate to the rights of the holders of preferred stock. Our board of directors' ability to issue the preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our stock.

OUR STOCK PRICE HAS BEEN AND MAY IN THE FUTURE BE VOLATILE, WHICH COULD LEAD TO LOSSES BY INVESTORS

The market price of our common stock has fluctuated widely in the past and may continue to do so in the future. On August 17, 2007, the closing sale price of our common stock on the Nasdaq Global Select Market was $43.79 per share. During the period from July 1, 2005 to June 30, 2007, our common stock traded at prices ranging from a high of $42.60 per share to a low of $18.85 per share. Investors in our common stock must be willing to bear the risk of such fluctuations in stock price and the risk that the value of an investment in our stock could decline.

Our stock price can be affected by quarter-to-quarter variations in a number of factors including, but not limited to:

- operating results;
- earnings estimates by analysts;
- market conditions in the industry;
- prospects of health care reform;
- changes in government regulations;
- general economic conditions, and
- our effective income tax rate.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may adversely affect the market price of our common stock. Since our common stock has traded in the past at a relatively high price-earnings multiple, due in part to analysts' expectations of earnings growth, the price of the stock could quickly and substantially decline as a result of even a relatively small shortfall in earnings from, or a change in, analysts' expectations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company does not have any unresolved comments to its periodic or current reports under the Securities Exchange Act of 1934, as amended, from the staff of the Securities and Exchange Commission.

ITEM 2. PROPERTIES

As of June 30, 2007, the Company occupied approximately 1,440,000 square feet of building space in 63 locations in 29 countries. Except for 26,600 square feet of building space in Poitiers, France, the Company does not own any properties, but leases space under various leases that expire between 2007 and 2022.

The Company's U.S. facilities account for approximately 466,200 square feet. In particular, the Company occupies approximately 399,600 square feet in various locations in the Northeast, 4,500 square feet in various Mid-Atlantic locations and 62,100 square feet in various Western locations.

The Company's non-U.S. facilities account for approximately 973,800 square feet. In particular, the Company occupies approximately 164,000 square feet in various locations in the United Kingdom, 324,000 square feet in various locations in Germany, and 118,000 square feet in South Africa.

The Company's principal facilities are set forth below:

Facility	Sq. Ft.	Use of Facility	Lease Expiration
Headquarters in Waltham, MA	85,000	CRS, Perceptive, and Corporate	2009 - 2019
Lowell, MA	108,000	PCMS, CRS, Perceptive, and General & Administrative ("G&A")	2011
Uxbridge, UK	75,000	CRS, PCMS, and G&A	2022
Berlin, Germany	250,000	CRS, PCMS, Perceptive and G&A	2016

The following table indicates the approximate square footage of property attributable to each of the Company's operating segments:

	Total Sq. Ft.
CRS	711,000
PCMS	338,000
Perceptive	148,000
General and Administrative	243,000

See Note 15 to the consolidated financial statements included in Item 8 of this annual report for further information regarding the Company's lease obligations.

ITEM 3. LEGAL PROCEEDINGS

The Company periodically becomes involved in various claims and lawsuits that are incidental to its business. The Company believes, after consultation with counsel, that no matters currently pending would, in the event of an adverse outcome, have a material impact on its consolidated financial position, results of operations, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION AND HOLDERS

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol "PRXL". The table below shows the high and low sales prices of the common stock for each quarter of the fiscal years ended June 30, 2007 and 2006, respectively, on the Nasdaq Global Select Market.

	2007		2006	
	High	Low	High	Low
First Quarter	$37.68	$26.76	$20.62	$18.85
Second Quarter	$35.52	$27.35	$22.00	$18.85
Third Quarter	$36.10	$28.00	$27.59	$19.21
Fourth Quarter	$42.60	$35.62	$30.83	$23.55

As of August 17, 2007 there were approximately 69 stockholders of record of the Company's common stock. The number does not include stockholders for which shares were held in a "nominee" or "street" name.

DIVIDENDS

The Company has never declared or paid any cash dividends on its capital stock nor does it anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings for the development and expansion of its business.

In addition, the ability of the Company and certain of its subsidiaries to pay cash dividends are subject to limitations contained in the $100 million unsecured senior revolving credit facility in place between the Company, certain of its subsidiaries and JPMorgan Chase Bank, N.A.

COMPANY STOCK PERFORMANCE GRAPH

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent the Company specifically incorporates it by reference.

The Company's common stock is listed for trading on the Nasdaq Global Select Market under the symbol "PRXL". The Stock Price Performance Graph set forth below compares the cumulative total stockholder return on the Company's common stock for the period from June 30, 2002 through June 30, 2007, with the cumulative total return of the Nasdaq U.S. Stock Index and the Nasdaq Health Services Index over the same period. The comparison assumes $100 was invested on June 30, 2002 in the Company's common stock, in the Nasdaq U.S. Stock Index and in the Nasdaq Health Services Index and assumes reinvestment of dividends, if any.



$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
2002
2003
2004
2005
2006
2007
PAREXEL
Nasdaq U.S. Stock Index
Nasdaq Health Services Index

Total Return Index For:	Fiscal Years Ended June 30, 2002	2003	2004	2005	2006	2007
PAREXEL International Stock	$100.00	$100.29	$142.34	$142.49	$207.41	$302.37
Nasdaq U.S. Stock Index	$100.00	$111.02	$139.95	$141.46	$150.42	$179.30
Nasdaq Health Services Index	$100.00	$105.27	$156.31	$197.53	$226.58	$265.69

The stock price performance shown on the graph above is not necessarily indicative of future price performance. Information used in the graph was obtained from The Nasdaq Stock Market, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data of the Company for the five years ended June 30, 2007 are derived from the consolidated financial statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as Item 7 and the consolidated financial statements and related footnotes included as Item 8 in this annual report.

	For the years ended June 30, (in thousands, except per share data and number of employees)				
	2007	2006	2005	2004	2003
OPERATIONS					
Service revenue	$741,955	$614,947	$544,726	$540,983	$518,936
Income (loss) from operations	$57,566	$39,855(1)	$(276) (2)	$18,373 (3)	$17,228 (4)
Net income (loss)	$37,289	$23,544	$(35,177)	$13,791	$10,662
Basic earnings (loss) per share	$1.37	$0.89	$(1.35)	$0.53	$0.42
Diluted earnings (loss) per share	$1.33	$0.87	$(1.35)	$0.51	$0.42
FINANCIAL POSITION					
Cash, cash equivalents, and marketable securities	$96,677	$92,749	$88,622	$95,607	$82,724
Working capital	$118,746	$131,552	$120,301	$145,408	$134,346
Total assets	$680,013	$538,633	$475,736	$502,996	$464,237
Borrowings under line of credit	$30,463	$498	-	-	-
Long-term debt	$277	$705	$1,115	$471	$644
Stockholders' equity	$316,616	$248,763	$205,571	$246,760	$227,100
OTHER DATA					
Purchases of property and equipment	$40,855	$29,763	$31,814	$27,823	$29,985
Depreciation and amortization	$30,855	$26,035	$29,618	$25,762	$20,656
Number of employees	6,485	5,600	5,140	4,875	5,095
Weighted average shares used in computing:					
Basic earnings (loss) per share	27,316	26,557	26,065	26,010	25,371
Diluted earnings (loss) per share	28,108	27,013	26,065	26,795	25,683

(1) Income from operations for the year ended June 30, 2006 reflects $1.6 million of compensation expense in conjunction with the acquisition of the Perceptive minority interest as discussed in Note 3 to the consolidated financial statements included in Item 8 of this annual report. Additionally, the Company recorded a $2.6 million reduction to the existing restructuring reserve as a result of execution of sub-lease agreements and changes in assumptions of leased facilities, which was offset by $1.8 million in severance-related restructuring expenses incurred during fiscal year 2006 in association with the fourth quarter fiscal year 2005 restructuring plan. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(2) Loss from operations for the year ended June 30, 2005 reflects $24.3 million in restructuring charges recorded in the quarter ended June 30, 2005, consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.5 million related to eleven newly-abandoned leased facilities (or newly abandoned sections of previously partially abandoned facilities), partially offset by $0.5 million related to changes in assumptions for leased facilities which were abandoned in June 2001 and in March 2004. Additionally, the Company recorded in fiscal year 2005 $2.7 million of impairment charges associated with abandoned leased facilities and other fixed assets, and $0.5 million related to other special charges. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(3) Income from operations for the year ended June 30, 2004 reflects $10.8 million in restructuring charges recorded in the quarter ended March 31, 2004, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities, which were abandoned in June 2001. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(4) Income from operations for the year ended June 30, 2003 reflects $9.4 million in facilities-related restructuring charges related to changes in assumptions for leased facilities, which were previously abandoned in June 2001. The changes in assumptions were caused by the deterioration in the commercial real estate market.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical communications services, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk, and cost associated with the development and commercialization of new therapies. Since its incorporation in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical communications services, clinical pharmacology, patient recruitment, regulatory and product development consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, IVRS, CTMS, web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company is managed through three business segments, namely, CRS, PCMS and Perceptive.

- CRS constitutes the Company's core business and includes clinical trials management and biostatistics, data management and clinical pharmacology, as well as related medical advisory and investigator site services.

- PCMS provides technical expertise and advice in such areas as drug development, regulatory affairs, and bio/pharmaceutical process and management consulting; and provides a full spectrum of market development, product development, and targeted communications services in support of product launch. PCMS consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. PCMS also provides health policy consulting and strategic reimbursement services.

- Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of products and services that includes medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

The Company conducts a significant portion of its operations in foreign countries. Approximately 64.0% and 64.6% of the Company's consolidated service revenue for the fiscal years ended June 30, 2007 and 2006, respectively, were from non-U.S. operations. Because the Company's financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates can have a significant effect on its operating results. For the fiscal year ended June 30, 2007, 16.0% of total consolidated service revenue was denominated in British Pounds and approximately 36.4% of total consolidated service revenue was denominated in Euros. For the fiscal year ended June 30, 2006, 17.0% of total consolidated service revenue was denominated in British Pounds and approximately 37.0% of total consolidated service revenue was denominated in Euros. As a result of the weakening U.S. dollar against the British Pound and the Euro in fiscal year 2007, the Company's revenues and the Company's costs increased in fiscal year 2007 as compared with the amounts in fiscal year 2006, translated using the fiscal year 2006 foreign currency exchange rates.

Approximately 90.0% of the Company's contracts are fixed rate, with some variable components, and range in duration from a few months to several years. Cash flows from these contracts typically consist of a down payment required to be paid at the time of contract execution with the balance due in installments over the contract's duration, usually on a milestone achievement basis. Revenue from these contracts is generally recognized as work is performed. As a result, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

Generally, the Company's clients can terminate their contracts with the Company upon thirty to sixty days notice or can delay execution of services. Clients may terminate or delay contracts for a variety of reasons, including: merger or potential merger-related activities involving the client, the failure of products being tested to satisfy safety requirements or efficacy criteria, unexpected or undesired clinical results of the product, client cost reductions as a result of budgetary limits or changing priorities, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or clinical drug manufacturing problems resulting in shortages of the product.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and other financial information. On an ongoing basis, the Company evaluates its estimates and judgments. The Company bases its estimates on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company regards an accounting estimate underlying its financial statements as a "critical accounting estimate" if the nature of the estimate or assumption is material due to the level of subjectivity and judgment involved or the susceptibility of such matter to change and if the impact of the estimate or assumption on financial condition or operating performance is material. The Company believes that the following accounting policies are most critical to aid in fully understanding and evaluating its reported financial results:

REVENUE RECOGNITION

Service revenue on fixed-price contracts is recognized as services are performed. The Company measures progress for fixed-price contracts using the concept of proportional performance based upon a unit-based output method. Changes in the scope of work generally result in a renegotiation of contract pricing terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. Historically, there have not been any significant variations between contract estimates provided to clients and the actual cost incurred that were not recovered from clients.

BILLED ACCOUNTS RECEIVABLE, UNBILLED ACCOUNTS RECEIVABLE AND DEFERRED REVENUE

Billed accounts receivable represent amounts for which invoices have been sent to clients. Unbilled accounts receivable represent amounts recognized as revenue for which invoices have not yet been sent to clients. Deferred revenue represents amounts billed or payments received for which revenue has not yet been earned. The Company maintains a provision for losses on receivables based on historical collectability and specific identification of potential problem accounts. In the event the Company is unable to collect portions of its outstanding billed or unbilled receivables, there may be a material impact to the Company's consolidated results of operations and financial position.

INCOME TAXES

The Company's global provision for corporate income taxes is determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. A valuation allowance is established if it is more likely than not that future tax benefits from the deferred tax assets will not be realized. Income tax expense is based on the distribution of profit before tax among the various taxing jurisdictions in which the Company operates, adjusted as required by the tax laws of each taxing jurisdiction. Changes in the distribution of profits and losses among taxing jurisdictions may have a significant impact on the Company's effective tax rate.

Interim tax provision calculations are prepared during the year based on estimates. Differences between these interim estimates and the final results for the year could materially impact the Company's effective tax rate and its consolidated results of operations and financial position. The Company is required under Financial Interpretation No. 18, "Accounting for Income Taxes in Interim Periods – an Interpretation of APB Opinion No. 28" to exclude from its quarterly worldwide effective income tax rate calculation losses in jurisdictions where no tax benefit can be recognized. As a result, the Company's effective tax rate may fluctuate significantly on a quarterly basis.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. The Company's estimate for the potential outcome for any uncertain tax issue is based on judgment. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to the Company's estimated tax liabilities in the period assessments are made or resolved or when statutes of limitation on potential assessments expire.

GOODWILL

Goodwill represents the excess of the cost of an acquired business over the fair value of the related net assets at the date of acquisition. Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value. The impairment testing involves determining the fair market value of each of the reporting units with which the goodwill was associated and comparing that value with the reporting unit's carrying value. Based on this assessment, there have been no required adjustments to the carrying value of goodwill at any of the Company's reporting units. Any future impairment of goodwill could have a material impact to the Company's financial position or its results of operations.

RESULTS OF OPERATIONS

QUARTERLY OPERATING RESULTS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for the years ended June 30, 2007 and 2006:

For the year ended June 30, 2007
(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Service revenue	$165,057	$180,474	$191,215	$205,209	$741,955
Gross profit	55,836	60,398	65,903	72,618	254,755
Income from operations	11,321	13,867	15,475	16,903	57,566
Net income	6,977	9,080	10,797	10,435	37,289
Diluted earnings per share	$0.25	$0.32	$0.38	$0.37	$1.33

For the year ended June 30, 2006
(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Service revenue	$138,380	$149,762	$157,320	$169,485	$614,947
Gross profit	44,757	51,226	53,969	58,754	208,706
Income from operations	5,015	10,578	11,192	13,070	39,855
Net income	3,318	5,043	6,754	8,429	23,544
Diluted earnings per share	$0.13	$0.19	$0.25	$0.31	$0.87

ACQUISITIONS AND IMPACT OF RESTRUCTURING AND OTHER CHARGES

ACQUISITIONS

BMR/CCT

On November 15, 2006, PAREXEL acquired substantially all of the assets of Behavioral and Medical Research, LLC ("BMR") and caused the transfer of all of the outstanding stock of California Clinical Trials Medical Group, Inc. ("CCT") as previously announced on October 12, 2006. Established in 1981 with headquarters in San Diego, BMR/CCT provided a broad range of specialty Phase I – IV clinical research services through four clinical sites in California. In connection with the transaction, PAREXEL entered into a long-term management agreement with CCT.

The acquisition expanded PAREXEL's global Clinical Pharmacology capacity to over 450 beds. It also brings new expertise to the Company's service offerings in the area of bridging studies, especially Japanese bridging studies, and adds depth to existing expertise in central nervous system clinical trials, neuroscience drug development services and sleep studies.

The acquisition has been accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations", and accordingly, the results of operations of BMR/CCT have been included in the accompanying consolidated statements of operations as of the date of acquisition.

Total purchase price has been allocated to the tangible and intangible assets and liabilities acquired based on fair value, with any excess recorded as goodwill. Goodwill is expected to be deductible for income tax purposes.

The components of the purchase price allocation are as follows (in thousands):

Purchase Price:	
Cash paid, net of cash acquired	$66,480
Transaction costs	2,028
	$68,508
Allocations:	
Current assets	$11,884
Property and equipment, net	1,477
Goodwill	35,474
Other intangible assets, net	23,621
Other assets	79
Total assets acquired	72,535
Current liabilities	4,027
Total liabilities assumed	4,027
Net assets acquired	$68,508

This acquisition was initially financed with borrowings from a line of credit. The Company subsequently repaid the line of credit with proceeds from an executed $100 million unsecured senior revolving credit facility on January 12, 2007.

The following table presents the details of the intangible assets purchased in the BMR/CCT acquisition as of June 30, 2007 (in thousands):

	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Backlog	7.5 months	$1,881	$1,881	$-
Non-competition and non-solicitation agreements	3 years	126	26	100
Customer relationships	15 years	21,614	901	20,713
Total intangible assets purchased		$23,621	$2,808	$20,813

The estimated amortization expense of intangible assets purchased in the BMR/CCT acquisition for the current fiscal year, including amounts amortized to date, and in future years will be recorded in the consolidated statements of operations as follows (in thousands):

Fiscal Year	Amortization
2007	$2,808
2008	1,483
2009	1,483
2010	1,457
2011	1,441
2012	1,441

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of BMR/CCT had occurred at July 1, 2005, the beginning of PAREXEL's fiscal year 2006 (in thousands, except per share data):

	For the fiscal year ended June 30, 2007		
	PRXL	BMR/ CCT**	Total
Service revenue	$741,955	$20,484	$762,439
Net income*	$37,289	$505	$37,794
Basic EPS*	$1.37	$0.01	$1.38
Diluted EPS*	$1.33	$0.01	$1.34

	For the fiscal year ended June 30, 2006		
	PRXL	BMR/ CCT**	Total
Service revenue	$614,947	$31,261	$646,208
Net income (loss)*	$23,544	$(489)	$23,055
Basic EPS*	$0.89	$(0.02)	$0.87
Diluted EPS*	$0.87	$(0.01)	$0.86

*Inclusive of the interest expense that would have been incurred related to the $50 million in borrowings at an annual interest rate of 6.25% and amortization expense that would have been incurred in connection with the customer relationship and non-competition and non-solicitation agreements.

**Represents four and a half months of financial results in fiscal year 2007 and twelve months of financial results in fiscal year 2006, prior to PAREXEL's acquisition of BMR/CCT.

Synchron

Effective June 15, 2006, the Company entered into a joint venture arrangement with Synchron Research Services Private Limited, under which Synchron transferred its clinical trial business operations located in Bangalore, India to a newly-formed entity, PAREXEL International Synchron Private Limited. The Company acquired a majority equity interest of 75.0% in the newly-formed entity. In addition, the Company paid approximately $2.4 million for a minority interest in Synchron's Phase I business.

Perceptive

On August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive, and now owns all of the outstanding capital stock of Perceptive. This acquisition was effected through a "short-form" merger of Perceptive with PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders (including option holders upon exercise of stock options) for their shares of common stock of Perceptive. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of in-the-money Perceptive stock options as of August 22, 2005 are entitled to receive upon exercise of such stock options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such stock options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally, under the terms of the merger, PAREXEL made payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to Mark Goldberg, President of CRS & Perceptive.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive. Pro forma results of Perceptive operations have not been presented because the effect of this acquisition was not material.

Qdot

Effective July 1, 2005, the Company acquired the assets of Qdot PHARMA ("Qdot"), a Phase I and IIa "Proof of Concept" clinical pharmacology business located in George, South Africa for approximately $5.7 million, net of liabilities assumed. Under the agreement, the Company agreed to make maximum additional payments of approximately $3.0 million in contingent purchase price if Qdot achieves certain established financial targets through June 30, 2008. In September 2006, the Company paid $0.8 million in contingent earn-out payment. As a result of management responsibility changes, the Company reached an agreement with Qdot in December 2006 and amended the earn-out agreement to pay a fixed additional amount of approximately $2.1 million (approximately $0.9 million was paid in January 2007 and approximately $1.2 million is to be paid by December 31, 2007). As of June 30, 2007, the Company recorded approximately $4.9 million of excess cost over the fair value of the interest in the net assets acquired as goodwill. Pro forma results of Qdot operations have not been presented because the effect of this acquisition was not material.

IMC

Effective October 1, 2004, the Company acquired 100% of the outstanding stock of Integrated Marketing Concepts ("IMC"), a provider of specialty professional marketing and communications services in Whitehall, Pennsylvania for approximately $1.5 million in cash. Under the agreement, the Company agreed to make additional payments of up to $2.9 million in contingent purchase price if IMC achieves certain established financial targets through March 31, 2008. As of June 30, 2007, the Company had paid $0.6 million in earn-out payments under the terms of the agreement. Pro forma results of IMC's operations have not been presented because the effect of this acquisition was not material.

RESTRUCTURING CHARGES

During the year ended June 30, 2007, the Company recorded a $59,000 increase to existing restructuring reserves due to changes in assumptions on leased facilities based on current market conditions, which was offset by a $93,000 reduction in severance-related restructuring expense associated with the fourth quarter fiscal year 2005 restructuring plan.

During the year ended June 30, 2006, the Company recorded a $2.6 million reduction to the existing restructuring reserve as a result of execution of sub-lease agreements and changes in assumptions of leased facilities, which was offset by $1.8 million in severance-related restructuring expenses incurred during fiscal year 2006 in association with the fourth quarter fiscal year 2005 restructuring plan.

During the year ended June 30, 2005, the Company recorded restructuring charges totaling $24.3 million, consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.5 million related to eleven abandoned leased facilities, partially offset by $0.5 million related to changes in assumptions for leased facilities, which were abandoned in June 2001 and March 2004. In addition, in fiscal year 2005, the Company recorded $2.7 million of impairment charges associated with abandoned leased facilities and other fixed assets.

ANALYSIS BY SEGMENT

The Company evaluates its segment performance and allocates resources based on service revenue and gross profit (service revenue less direct costs), while other operating costs are allocated and evaluated on a geographic basis. Accordingly, the Company does not include the impact of selling, general, and administrative expenses, depreciation and amortization expense, interest income (expense), other income (expense), and income tax expense in segment profitability. The Company attributes revenue to individual countries based upon the number of hours of services performed in the respective countries and inter-segment transactions are not included in service revenue. Furthermore, PAREXEL has a global infrastructure supporting its business segments and therefore, assets are not identified by reportable segment. Service revenue, direct costs, and gross profit on service revenue for fiscal years 2007, 2006, and 2005 were as follows:

($ IN THOUSANDS)			2007 vs. 2006			2006 vs. 2005	
	2007	2006	Increase (Decrease)	% Change	2005	Increase (Decrease)	% Change
Service revenue:							
CRS	$548,838	$442,512	$106,326	24.0%	$379,292	$63,220	16.7%
PCMS	120,636	117,129	3,507	3.0%	122,587	(5,458)	-4.5%
Perceptive	72,481	55,306	17,175	31.1%	42,847	12,459	29.1%
	$741,955	$614,947	$127,008	20.7%	$544,726	$70,221	12.9%
Direct costs:							
CRS	$359,749	$292,221	$67,528	23.1%	$251,183	$41,038	16.3%
PCMS	86,612	81,549	5,063	6.2%	85,319	(3,770)	-4.4%
Perceptive	40,839	32,471	8,368	25.8%	23,542	8,929	37.9%
	$487,200	$406,241	$80,959	19.9%	$360,044	$46,197	12.8%
Gross profit:							
CRS	$189,089	$150,291	$38,798	25.8%	$128,109	$22,182	17.3%
PCMS	34,024	35,580	(1,556)	-4.4%	37,268	(1,688)	-4.5%
Perceptive	31,642	22,835	8,807	38.6%	19,305	3,530	18.3%
	$254,755	$208,706	$46,049	22.1%	$184,682	$24,024	13.0%

FISCAL YEAR ENDED JUNE 30, 2007 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2006

Service revenue increased by $127.0 million, or 20.7%, to $742.0 million for the fiscal year ended June 30, 2007 from $614.9 million for the fiscal year ended June 30, 2006. As a result of year-over-year foreign currency fluctuations, service revenue was favorably impacted by approximately $21.6 million. On a geographic basis, service revenue for the fiscal year ended June 30, 2007 was distributed as follows: United States $266.8 million (36.0%), Europe $418.6 million (56.4%), and Asia and Other $56.5 million (7.6%). Service revenue for the fiscal year ended June 30, 2006 was distributed as follows: United States $217.8 million (35.4%), Europe $358.1 million (58.2%), and Asia and Other $39.0 million (6.4%).

On a segment basis, CRS service revenue increased by $106.3 million, or 24.0%, to $548.8 million for the fiscal year ended June 30, 2007 from $442.5 million in fiscal year 2006. Of the total $106.3 million increase, $21.3 was related to incremental business from the BMR/CCT acquisition completed in November 2006, approximately $17.7 million was attributed to foreign currency fluctuations, while the remaining $67.3 million was the result of business growth across all phases of the business. PCMS service revenue increased by $3.5 million, or 3.0%, to $120.6 million in fiscal year 2007 from $117.1 million in fiscal year 2006. Of the total $3.5 million increase, approximately $1.9 million was attributed to foreign currency fluctuations and $8.4 million was the result of strong performance in the consulting business, offset by a $6.8 million decline caused by weakness in the MedCom business. Perceptive service revenue increased by $17.2 million, or 31.1%, to $72.5 million in fiscal year 2007 from $55.3 million in fiscal year 2006. Of the total $17.2 million increase, approximately $2.0 million resulted from foreign currency fluctuations, with the remaining $15.2 million increase attributed to strong business growth across all business lines, most notably in the medical imaging business.

Reimbursement revenue consists of reimbursable out-of-pocket expenses incurred on behalf of, and reimbursable by, clients. It does not yield any gross profit to the Company, nor does it have an impact on net income.

Direct costs increased by $81.0 million, or 19.9%, to $487.2 million in fiscal year 2007 from $406.2 million in fiscal year 2006. As a result of year-over-year foreign currency fluctuations, direct costs were unfavorably impacted by approximately $15.8 million. On a segment basis, CRS direct costs increased by $67.5 million, or 23.1%, to $359.7 million in fiscal year 2007 from $292.2 million in fiscal year 2006. Of the total $67.5 million increase, approximately $13.3 was attributed to foreign currency fluctuations, with the remaining $54.2 million primarily due to higher labor and related costs incurred to support the higher revenue levels. As a percentage of service revenue, CRS direct costs decreased by 0.5 point to 65.5% in fiscal year 2007 from 66.0% in fiscal year 2006. PCMS direct costs increased by $5.1 million, or 6.2%, to $86.6 million in fiscal year 2007 from $81.5 million in fiscal year 2006. Of the total $5.1 million increase, approximately $3.1 million was attributed to foreign currency fluctuations, with the remaining $2.0 million primarily due to higher labor costs incurred to support a higher volume of business. As a percentage of service revenue, PCMS direct costs for the year ended June 30, 2007 increased by 2.2 points to 71.8% in fiscal year 2007 from 69.6% in fiscal year 2006, as a result of lower productivity levels and $1.1 million in severance costs. Perceptive direct costs increased by $8.3 million, or 25.8%, to $40.8 million in fiscal year 2007 from $32.5 million in fiscal year 2006. Of the total $8.3 million increase, approximately $1.1 million was attributed to foreign currency fluctuations, with the remaining $7.2 million primarily due to higher labor costs associated with increased staffing needs to support business growth. As a percentage of service revenue, Perceptive's direct costs for the year ended June 30, 2007 decreased by 2.4 points to 56.3% in fiscal year 2007 from 58.7% in fiscal year 2006 primarily due to improvements in productivity, a more favorable revenue mix, and no current year counterpart to recording compensation expense in conjunction with the buyback of the minority interest in Perceptive in the first quarter of fiscal year 2006.

Selling, general and administrative ("SG&A") expenses increased by $22.7 million, or 15.8%, to $166.4 million in fiscal year 2007 from $143.7 million in fiscal year 2006. Of the total $22.7 million increase, $3.3 million was attributed to incremental expense associated with the BMR/CCT acquisition completed in November 2006, $4.4 million to higher selling and promotions costs, $3.3 million to increased research and development spending, approximately $5.2 million related to foreign exchange fluctuations, and the remaining $6.5 million was primarily due to the investments made in information systems, higher facilities costs, and increased bonus accruals. As a percentage of service revenue, SG&A decreased by 1 point to 22.4% in fiscal year 2007 from 23.4% in fiscal year 2006.

Depreciation and amortization ("D&A") expenses increased by $4.8 million, or 18.5%, to $30.8 million in fiscal year 2007 from $26.0 million in fiscal year 2006, partly due to incremental amortization expense associated with the BMR/CCT acquisition completed in November 2006 and foreign currency fluctuations. As a percentage of service revenue, D&A remained at 4.2% in both fiscal years 2007 and 2006.

Income from operations increased by $17.7 million, to $57.6 million in fiscal year 2007 from $39.9 million in fiscal year 2006 due primarily to the reasons noted in the preceding paragraphs.

Total other income remained relatively flat at $2.0 million in fiscal year 2007 and $1.9 million in fiscal year 2006.

The Company had effective tax rates of 37.4% and 46.3% for the fiscal years ended June 30, 2007 and 2006, respectively. The reduction in the tax rate was primarily attributable to realized profitability improvements in the U.S. and other previously underperforming jurisdictions as well as favorable resolution of several tax audit matters in the Netherlands resulting in the recognition of tax benefits related to prior years. The Company had also recorded a higher level of tax reserves in fiscal year 2006 related to on-going reviews by taxing authorities. The Company's tax rate is a function of the relative levels of profitability in the various taxing jurisdictions in which the Company does business. Any future changes in the mix of taxable income in the different jurisdictions in which the Company operates could materially impact the Company's effective tax rate and its consolidated results of operations and financial position.

FISCAL YEAR ENDED JUNE 30, 2006 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2005

Service revenue increased by $70.2 million, or 12.9%, to $614.9 million for the fiscal year ended June 30, 2006 from $544.7 million for the fiscal year ended June 30, 2005. As a result of year-over-year foreign currency fluctuations, service revenue was unfavorably impacted by approximately $18.7 million. On a geographic basis, service revenue for the fiscal year ended June 30, 2006 was distributed as follows: United States $217.8 million (35.4%), Europe $358.1 million (58.2%), and Asia and Other $39.0 million (6.4%). Service revenue for the fiscal year ended June 30, 2005 was distributed as follows: United States $202.9 million (37.3%), Europe $313.1 million (57.4%), and Asia and Other $28.7 million (5.3%). The year-over-year shift of revenue from the United States to areas outside of the U.S. was primarily attributed to U.S. revenue weakness in the PCMS segment and an increasing proportion of clinical business awards being won in the U.S. for work to be conducted outside of the U.S.

On a segment basis, CRS service revenue increased by $63.2 million, or 16.7%, to $442.5 million for the fiscal year ended June 30, 2006 from $379.3 million in fiscal year 2005. Of the total $63.2 million increase, $49.7 million is attributable to business growth in activities related to Phase II-III clinical trials, $8.6 million reflects by year-over-year growth in the Phase I business and incremental revenue from the Qdot acquisition completed in July 2005, and $4.9 million driven by other components of the CRS business. PCMS service revenue decreased by $5.5 million, or 4.5%, to $117.1 million in fiscal year 2006 from $122.6 million in fiscal year 2005. The year-over-year decrease was caused by a variety of factors including cancellations and delays, a decline in work being performed for one major client within the medical communications services business and the impact of exiting low margin portions of the business. Of the total $5.5 million decrease, $6.2 million was attributed to the medical communications services business, which was offset by a $0.7 million increase in the consulting business. Perceptive service revenue increased by $12.5 million, or 29.1%, to $55.3 million in fiscal year 2006 from $42.8 million in fiscal year 2005 driven by gains in all operating units, most notably in medical imaging.

Reimbursement revenue consists of reimbursable out-of-pocket expenses incurred on behalf of, and reimbursable by, clients. It does not yield any gross profit to the Company, nor does it have an impact on net income.

Direct costs increased by $46.2 million, or 12.8%, to $406.2 million in fiscal year 2006 from $360.0 million in fiscal year 2005. As a result of year-over-year foreign currency fluctuation, direct costs were favorably impacted by approximately $13.4 million. On a segment basis, CRS direct costs increased by $41.0 million, or 16.3%, to $292.2 million in fiscal year 2006 from $251.2 million in fiscal year 2005. The year-over-year increase in CRS direct costs was primarily due to costs incurred to support a higher volume of business, including increased hiring, training and incentive costs, as well as $0.5 million in unrecoverable reimbursable out-of-pocket expenses related to the bankruptcy of a client, TeGenero. As a percentage of service revenue, CRS direct costs for fiscal year 2006 remained relatively flat at 66.0% in fiscal year 2006 and 66.2% in fiscal year 2005. PCMS direct costs decreased $3.8 million, or 4.4%, to $81.5 million in fiscal year 2006 from $85.3 million in fiscal year 2005. The year-over-year decrease in PCMS direct costs was a result of lower labor costs directly tied to lower volume of business. As a percentage of service revenue, PCMS direct costs for the year ended June 30, 2006 remained flat at 69.6% in both fiscal years 2006 and 2005. Perceptive direct costs increased by $9.0 million, or 37.9%, to $32.5 million in fiscal year 2006 from $23.5 million in fiscal year 2005. The year-over-year increase in Perceptive direct costs was primarily due to higher labor costs associated with increased staffing needs to support business growth and $0.5 million of non-recurring costs deemed to be compensation expense in conjunction with PAREXEL's purchase of the minority interest in Perceptive. As a percentage of service revenue, Perceptive's direct costs for the year ended June 30, 2006 increased by 3.8 points to 58.7% in fiscal year 2006 from 54.9% in fiscal year 2005 primarily due to (1) the need to record compensation expense in conjunction with the buyback of the minority interest in Perceptive and (2) inefficiencies in the medical imaging portion of the business, which the Company addressed by making further investments in underlying technologies and improving utilization of resources.

SG&A expenses increased by $12.6 million, or 9.6%, to $143.6 million in fiscal year 2006 from $131.0 million in fiscal year 2005. The $12.6 million increase was primarily attributable to $7.7 million in higher management incentive, commission and benefits costs, $5.5 million in increased facility related expense, $3.8 million in higher professional fees and travel expense, $3.5 million for stock-based compensation expense related to the adoption of SFAS 123(R), and $1.1 million related to non-recurring costs deemed to be compensation expense in conjunction with PAREXEL's purchase of the minority interest in Perceptive, which were offset by approximately $9.0 million related to the benefits of past restructuring activity. As a percentage of service revenue, SG&A decreased 0.7 points to 23.4% in fiscal year 2006 from 24.1% in fiscal year 2005.

D&A expenses decreased by $3.6 million, or 12.1%, to $26.0 million in fiscal year 2006 from $29.6 million in fiscal year 2005 primarily as a result of writing off certain impaired assets in June 2005 and the impact of foreign exchange fluctuations. As a percentage of service revenue, D&A decreased by 1.2 points to 4.2% in fiscal year 2006 versus 5.4% in fiscal year 2005.

During fiscal year 2006, the Company recorded a $2.6 million reduction to the existing restructuring reserve as a result of execution of sub-lease agreements and changes in assumptions for leased facilities, which was offset by $1.8 million in severance-related restructuring expenses incurred during fiscal year 2006 in association with the fourth quarter fiscal year 2005 restructuring plan.

Income from operations increased by $40.2 million, to $39.9 million in fiscal year 2006 from a loss of $0.3 million in fiscal year 2005 due primarily to the benefit of past restructuring activities and the reasons noted in the preceding paragraphs.

Total other income increased by $0.9 million, or 88.9%, to $1.9 million in fiscal year 2006 from $1.0 million in fiscal year 2005. The increase was due primarily to higher interest income which was offset by a $1.2 million write-off of long-term investments deemed permanently impaired in fiscal year 2005.

In fiscal year 2006 the Company had an effective tax rate of 46.3%. In fiscal year 2005, the Company's effective tax rate was extremely high primarily as a result of $37.4 million in tax valuation reserves recorded during the quarter ended June 30, 2005 in conjunction with (1) net operating losses of certain subsidiaries and (2) the recording of valuation reserves on a portion of the Company's deferred tax assets resulting from the loss position of certain PAREXEL subsidiaries, mainly in the United States. The Company's tax rate is a function of the relative levels of profitability in the various taxing jurisdictions in which the Company does business. Any future changes in the mix of taxable income in the different jurisdictions in which the Company operates could materially impact the Company's effective tax rate and its consolidated results of operations and financial position.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and growth, including acquisitions, with cash flow from operations and proceeds from the sale of equity securities. Investing activities primarily reflect acquisition costs and capital expenditures for information systems enhancements and leasehold improvements.

Approximately 90.0% of the Company's contracts are fixed rate, with some variable components, and range in duration from a few months to several years. Cash flows from these contracts typically consist of a down payment required to be paid at the time of contract execution with the balance due in installments over the contract's duration, usually on a milestone achievement basis. Revenue from these contracts is generally recognized as work is performed. As a result, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

Generally, the Company's clients can terminate their contracts with the Company upon thirty to sixty days notice or can delay execution of services which could negatively impact the Company's liquidity. Clients may terminate or delay contracts for a variety of reasons, including, among others: merger or potential merger-related activities involving the client, the failure of products being tested to satisfy safety requirements or efficacy criteria, unexpected or undesired clinical results of the product, client cost reductions as a result of budgetary limits or changing priorities, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or clinical drug manufacturing problems resulting in shortages of the product.

DAYS SALES OUTSTANDING

The Company's operating cash flow is heavily influenced by changes in the levels of billed and unbilled receivables and deferred revenue. These account balances as well as days sales outstanding ("DSO") in accounts receivable, net of deferred revenue, can vary based on contractual milestones and the timing and size of cash receipts. DSO was 49 days at both June 30, 2007 and June 30, 2006. Accounts receivable, net of provision for losses on receivables, totaled $325.0 million ($189.8 million in billed accounts receivable and $135.2 million in unbilled accounts receivable) at June 30, 2007 and $272.1 million ($152.2 million in billed accounts receivable and $119.9 million in unbilled accounts receivable) at June 30, 2006. Deferred revenue was $170.7 million at June 30, 2007 and $139.8 million at June 30, 2006. DSO is calculated by adding the end-of-period balances for billed and unbilled account receivables, net of deferred revenue and the provision for losses on receivables, then dividing the resulting amount by the sum of total revenue plus investigator fees billed for the most recent quarter, and multiplying the resulting fraction by the number of days in the quarter.

CASH FLOWS

Net cash provided by operating activities for fiscal year 2007 totaled $69.2 million and was generated by net income of $37.3 million, $30.9 million related to non-cash charges for depreciation and amortization expense, $15.3 million from increased liabilities, $5.0 million from deferred income taxes, and $4.3 million related to non-cash charges for stock-based compensation, offset by $13.5 million from increased prepaid expenses, current assets and other assets, $6.4 million decrease in accounts payable, and $3.7 million from increased accounts receivable (net of provision for losses on receivables and deferred revenue).

Net cash provided by operating activities for fiscal year 2006 totaled $28.2 million and was generated by net income of $23.5 million, $26.0 million related to non-cash charges for depreciation and amortization expense, $19.9 million from increased liabilities (primarily related to management incentives and income taxes payable), $4.4 million related to non-cash charges for stock-based compensation, $4.2 million from deferred income taxes and $2.6 million in increased accounts payable, offset by $45.4 million from increased accounts receivable (net of provision for losses on receivables and deferred revenue), $6.1 million from increased prepaid expenses and other assets, and $0.9 million from other sources, primarily related to the Company's minority interest benefit.

Net cash used in investing activities for fiscal year 2007 totaled $101.3 million resulting from $70.7 million used for acquisitions and $40.9 million used to purchase property and equipment (primarily computer software and hardware, leasehold improvements and analytical equipment), offset by $10.0 million of net proceeds from the sale of marketable securities and $0.3 million from proceeds from sale of assets. Net cash used by investing activities for fiscal year 2006 totaled $43.1 million resulting from purchases of property and equipment totaling $29.8 million, $7.4 million used for acquisitions, and $5.9 million used for net purchases of marketable securities.

Net cash provided by financing activities for fiscal year 2007 totaled $39.7 million, and consisted of $65.0 million in borrowings under lines of credit, $10.2 million from proceeds from the issuance of common stock in connection with the Company's stock option and employee stock purchase plans, offset by $35.5 million used in repayments under lines of credit and capital lease obligations. Net cash provided by financing activities for fiscal year 2006 totaled $8.0 million and consisted of $16.9 million from proceeds from the issuance of common stock in connection with the Company's stock option and employee stock purchase plans, offset by $8.0 million used to repurchase the Company's common stock pursuant to its stock repurchase program and $0.9 million in repayments under lines of credit and long term debt.

LINES OF CREDIT

On January 12, 2007, the Company entered into a five-year, $100 million unsecured senior revolving credit facility (the "Credit Agreement") with a group of lenders (including and managed by JPMorgan Bank, N.A.) ("Bank"). The Credit Agreement permits borrowing at interest rates equal to LIBOR plus a margin to be agreed by the Bank and the Company, or rates to be set in any other manner as agreed between the Bank and the Company. The Credit Agreement is guaranteed by certain of the Company's U.S. subsidiaries. A portion of the loan amount is available for swingline loans of up to $20 million to be made by JPMorgan Chase Bank, N.A. The Company has an option to increase the maximum amount that may be borrowed under the Credit Agreement by $50 million. The Company is subject to certain financial covenants under this facility. The balance outstanding under this Credit Agreement was $30 million at June 30, 2007 at an interest rate of 6.125%, as determined based on LIBOR plus a margin. The remaining $70 million is available and subject to the annual commitment fee (Unused Fees) on the unused commitment amount ranging from 0.125% to 0.300% based on the total leverage ratio. See Note 8 to the Consolidated Financial Statements for additional information.

The Company has a line of credit with ABN AMRO Bank, NV in the amount of Euro 12.0 million. This line of credit is not collateralized, is payable on demand, and bears interest at a rate ranging between 5% and 7%. The line of credit may be revoked or canceled by the bank at any time at its discretion. The Company primarily entered into this line of credit to facilitate business transactions with the bank. At June 30, 2007, the Company had Euro 12.0 million available under this line of credit.

The Company has other foreign lines of credit with banks totaling approximately $2.0 million. These lines of credit are used as overdraft protection and bear interest at rates ranging from 6% to 8%. The lines of credit are payable on demand and are supported by PAREXEL International Corporation. At June 30, 2007, the Company had approximately $2.0 million available under these arrangements.

The Company has a cash pooling arrangement with ABN AMRO Bank. Pooling occurs when debit balances are offset against credit balances and the net position is used as a basis by the bank for calculating interest. Each legal entity owned by the Company and party to this arrangement remains the owner of either a credit or debit balance. Therefore, interest income is earned in legal entities with credit balances, while interest expense is charged to legal entities with debit balances. Based on the pool's overall balance, the Bank then (1) recalculates the overall interest to be charged or earned, (2) compares this amount with the sum of previously charged/earned interest amounts per account and (3) additionally pays/charges the difference.

FINANCING NEEDS

The Company's primary cash needs are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, acquisition-related costs, capital expenditures, and facility-related expenses. The Company's principal source of cash is from contracts with clients. If the Company were unable to generate new contracts with existing and new clients or if the level of contract cancellations increased, the Company's revenue and cash flow would be adversely affected (see "Risk Factors" for further detail). Absent a material adverse change in the level of the Company's new business bookings or contract cancellations, PAREXEL believes that its existing capital resources together with cash flow from operations and borrowing capacity under existing lines of credit will be sufficient to meet its foreseeable cash needs over the next twelve months and on a longer term basis.

In the future, the Company expects to continue to acquire businesses to enhance its service and product offerings, expand its therapeutic expertise, and/or increase its global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. The Company may be unable to secure such financing on terms acceptable to the Company.

On June 29, 2007, the Company, through a wholly owned indirect subsidiary, initiated an offer (the "Tender Offer") to purchase all of the issued and outstanding shares of common stock of Apex International Clinical Research Co., LTD ("Apex"). Apex is a clinical research company based in Taiwan.

Pursuant to the terms of a prospectus and subject to regulatory approval in Taiwan, the Company has agreed to purchase up to 100% of the issued and outstanding shares of Apex, on a fully diluted basis, at a per share price of NT$82.94 in the Tender Offer, representing a total purchase price of approximately NT$1,794,240,938 or approximately $54.7 million. As a condition to the closing of the Tender Offer, the minimum number of shares tendered to the Company by shareholders was 7,138,890, representing approximately 33% of the total issued and outstanding shares of Apex, on a fully diluted basis (the "Minimum Threshold"). The Minimum Threshold has been satisfied.

The Tender Offer was scheduled to expire on August 20, 2007, but due to the meeting schedule of the regulators, the Company made announcements and filed relevant reports with the Financial Supervisory Commission to extend the Tender Offer period to the 3rd business day following the receipt of the relevant foreign investment approvals from the Investment Commission, Ministry of Economic Affairs, but not later than September 19, 2007. If all of the conditions to the Tender Offer are satisfied, the Company expects that it would complete the purchase of all shares tendered in the Tender Offer within five business days following the expiration of the tender offer period.

The Company expects capital expenditures to total approximately $40 million in fiscal year 2008, primarily for computer software and hardware and leasehold improvements.

On September 9, 2004, the Board of Directors approved a stock repurchase program authorizing the purchase of up to $20.0 million of the Company's common stock to be repurchased in the open market subject to market conditions. Unless terminated earlier by resolution of the Company's Board of Directors, this repurchase program will expire when the entire amount authorized has been fully utilized. As of June 30, 2007, the Company had acquired 620,414 shares at a total cost of $14.0 million under this program.

CONTRACTUAL OBLIGATIONS, CONTINGENT LIABILITIES AND GUARANTEES

The Company's contractual obligations with scheduled maturities for fiscal years subsequent to June 30, 2007 are as follows:

($ IN THOUSANDS)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$237,535	$42,013	$58,980	$39,054	$97,488
Obligations under capital leases	258	166	92	-	-
Purchase obligations	16,568	7,691	4,076	4,562	239
Total	$254,361	$49,870	$63,148	$43,616	$97,727

In connection with the IMC acquisition during fiscal year 2005, as discussed in Note 3 to the Consolidated Financial Statements included in Item 8 of this annual report, the Company agreed to make additional payments of up to $2.9 million in contingent purchase price if IMC achieves certain established financial targets through March 31, 2008. As of June 30, 2007, the Company had paid $0.6 million in earn-out payments under the terms of the IMC acquisition.

In connection with the Qdot acquisition, as discussed in Note 3 to the Consolidated Financial Statements included in Item 8 of this annual report, the Company agreed to make additional payments of up to approximately $3.0 million in contingent purchase price if Qdot achieved certain established financial targets through June 30, 2008. In September 2006, the Company paid $0.8 million in contingent earn-out payment. As a result of management responsibility changes, the Company reached an agreement with Qdot in December 2006 and amended the earn-out agreement to pay a fixed additional approximate amount of $2.1 million ($0.9 million was paid in January 2007, with the remaining $1.2 million to be paid by December 31, 2007).

The Company has letter-of-credit agreements with banks totaling approximately $6.9 million guaranteeing performance under various operating leases and vendor agreements.

The Company has an unsecured senior revolving credit facility for $100 million with a group of lenders (including and managed by JPMorgan Chase Bank, N.A.) that is guaranteed by certain of the Company's U.S. subsidiaries.

As of June 30, 2007, the Company had approximately $16.6 million in purchase obligations with various vendors for the purchase of computer software and recruiting services through October 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to the Company's investors.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

RELATED PARTY TRANSACTIONS

As discussed in Note 3 to the consolidated financial statements included in Item 8 of this annual report, on August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive Informatics, Inc., and now owns all of the outstanding common stock of Perceptive. This acquisition was effected through a "short-form" merger of Perceptive with PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders (including option holders upon exercise of stock options) for their shares of common stock of Perceptive. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of in-the-money Perceptive stock options as of August 22, 2005are entitled to receive upon exercise of such stock options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such stock options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally, under the terms of the merger, PAREXEL made payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to Mark Goldberg, President of CRS & Perceptive. These payments were not conditioned on these employees remaining as employees of Perceptive on the first anniversary of the effective date of the merger.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 creates a "fair value option" under which an entity may elect to record certain financial assets or liabilities at fair value upon their initial recognition. Subsequent changes in fair value would be recognized in earnings as those changes occur. The election of the fair value option would be made on a contract-by-contract basis and would need to be supported by concurrent documentation or a preexisting documented policy. SFAS 159 requires an entity to separately disclose the fair value of these items on the balance sheet or in the footnotes to the financial statements and to provide information that would allow the financial statement user to understand the impact on earnings from changes in the fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and will be in effect for PAREXEL beginning on July 1, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and will be in effect for PAREXEL beginning on July 1, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS 157 will have on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is in effect for PAREXEL as of July 1, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency rates, interest rates, and other relevant market rates or price changes. In the ordinary course of business, the Company is exposed to market risk resulting from changes in foreign currency exchange rates, and the Company regularly evaluates its exposure to such changes. The Company's overall risk management strategy seeks to balance the magnitude of the exposure and the costs and availability of appropriate financial instruments.

FOREIGN CURRENCY EXCHANGE RATES

The Company derived approximately 64.0% of its consolidated service revenue for the fiscal year ended June 30, 2007 from operations outside of the U.S., of which 16.0% was denominated in British pounds and approximately 36.4% was denominated in Euros. The Company derived approximately 64.6% of its consolidated service revenue for the fiscal year ended June 30, 2006 from operations outside of the U.S., of which 17.0% was denominated in British pounds and approximately 37.0% was denominated in Euros. The Company does not have significant operations in countries in which the economy is considered to be highly inflationary. The Company's financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between foreign currencies and the U.S. dollar will affect the translation of financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results.

The Company may be subjected to foreign currency transaction risk when the Company's foreign subsidiaries enter into contracts or incur liabilities denominated in a currency other than the foreign subsidiary's functional (local) currency. To the extent the Company is unable to shift the effects of currency fluctuations to its clients, foreign exchange fluctuations as a result of currency exchange losses could have a material effect on the Company's results of operations. The Company has a derivative hedging policy to hedge certain foreign denominated accounts receivable and intercompany payables, as well as variable to fixed interest rate swaps. Under this policy, derivatives are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The notional contract amount of these outstanding foreign currency exchange contracts totaled approximately $86.5 million at June 30, 2007.

Occasionally, the Company enters into other foreign currency exchange contracts to offset the impact of currency fluctuations. These foreign currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under SFAS 133. The notional contract amount of these outstanding foreign currency exchange contracts was approximately $87.5 million at June 30, 2007. The potential change in the fair value of these foreign currency exchange contracts that would result from a hypothetical change of 10% in exchange rates would be approximately $1.0 million. During the fiscal year ended, 2007 and 2006, the Company recorded foreign exchange gain of $0.7 million and a loss of $0.3 million, respectively. The Company acknowledges its exposure to additional foreign exchange risk as it relates to assets and liabilities that are not part of the economic hedge program, but quantification of this risk is very difficult to assess at any given point in time.

INTEREST RATES

The Company's exposure to interest rate changes relates primarily to the level of short-term and long-term debts and marketable securities. Short-term debts were approximately $30.5 million at June 30, 2007 and approximately $0.5 million at June 30, 2006. Long-term debts were approximately $0.3 million at June 30, 2007 and approximately $0.7 million at June 30, 2006. Marketable securities were $0 at June 30, 2007 and $10.0 million at June 30, 2006.

In connection with the borrowings under our credit facilities in Note 8 to the consolidated financial statements included in Item 8 of this annual report, the Company entered into interest rate exchange agreements to swap, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These hedges are considered perfectly effective since the critical terms of the debt and the interest rate exchange match and the other conditions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," are met. The mark-to-market values of both the hedge instrument and underlying debt obligations are recorded as equal and offsetting amounts in interest expense. The Company had interest rate exchange agreements with a notional amount of $20 million at June 30, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended June 30,		
	2007	2006	2005
Service revenue	$741,955	$614,947	$544,726
Reimbursement revenue	176,149	145,007	126,811
Total revenue	918,104	759,954	671,537
Costs and expenses:			
Direct costs	487,200	406,241	360,044
Reimbursable out-of-pocket expenses	176,149	145,007	126,811
Selling, general and administrative	166,368	143,652	131,025
Depreciation	26,546	24,473	27,790
Amortization	4,309	1,562	1,828
Restructuring (benefit) charges	(34)	(836)	24,315
Total costs and expenses	860,538	720,099	671,813
Income (loss) from operations	57,566	39,855	(276)
Interest income	12,750	9,354	6,320
Interest expense	(11,764)	(7,064)	(4,508)
Other income (loss), net	982	(371)	(796)
Total other income, net	1,968	1,919	1,016
Income before provision for income taxes and minority interest (benefit) expense	59,534	41,774	740
Provision for income taxes	22,277	19,328	35,566
Minority interest (benefit) expense, net of tax	(32)	(1,098)	351
Net income (loss)	$37,289	$23,544	$(35,177)
Earnings (loss) per share:			
Basic	$1.37	$0.89	$(1.35)
Diluted	$1.33	$0.87	$(1.35)
Weighted average shares:			
Basic	27,316	26,557	26,065
Diluted	28,108	27,013	26,065

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30, 2007	As of June 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$96,677	$82,749
Marketable securities	-	10,000
Billed and unbilled accounts receivable, net	325,021	272,063
Prepaid expenses	15,484	11,258
Deferred tax assets	4,984	934
Other current assets	10,974	8,074
Total current assets	453,140	385,078
Property and equipment, net	97,233	78,386
Goodwill	90,766	50,112
Other intangible assets, net	27,361	7,832
Non-current deferred tax assets	1,145	10,495
Other assets	10,368	6,730
Total assets	$680,013	$538,633
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$30,463	$498
Accounts payable	12,942	17,185
Deferred revenue	170,718	139,836
Accrued expenses	20,431	20,117
Accrued restructuring charges, current portion	4,337	5,190
Accrued employee benefits and withholdings	55,296	46,385
Current deferred tax liabilities	16,889	12,645
Income tax payable	12,109	7,498
Other current liabilities	11,209	4,172
Total current liabilities	334,394	253,526
Long-term debt, net of current portion	277	705
Non-current deferred tax liabilities	12,183	16,780
Long-term accrued restructuring charges, less current portion	5,970	10,967
Other liabilities	8,247	5,569
Total liabilities	361,071	287,547
Commitments and contingencies (Note 15)		
Minority interest in subsidiary	2,326	2,323
Stockholders' equity:		
Preferred stock--$.01 par value; shares authorized: 5,000,000; Series A junior participating preferred stock - 50,000 shares designated, none issued and outstanding		
Common stock--$.01 par value; shares authorized: 75,000,000 and 50,000,000 at June 30, 2007 and 2006, respectively shares issued and outstanding: 27,565,633 and 26,920,119 at June 30, 2007 and 2006, respectively	289	283
Additional paid-in capital	191,835	177,309
Retained earnings	102,564	65,275
Accumulated other comprehensive income	21,928	5,896
Total stockholders' equity	316,616	248,763
Total liabilities and stockholders' equity	$680,013	$538,633

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock							
	Number Of Shares	Par Value	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings	Accum. Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance at June 30, 2004	26,077,078	$275	$175,126	$(8,056)	$76,908	$2,507	$246,760	$19,151
Reclassification of treasury stock			(8,056)	8,056			-	
Shares repurchased in the open market	(476,344)	(5)	(9,737)				(9,742)	
Shares issued under stock option/ employee stock purchase plans	552,600	5	6,553				6,558	
Shares issued under subsidiary option plan			35				35	
Net unrealized loss on marketable securities and derivative instruments						(356)	(356)	(356)
Foreign currency translation adjustment						(2,507)	(2,507)	(2,507)
Net loss					(35,177)		(35,177)	(35,177)
Balance at June 30, 2005	26,153,334	275	163,921	-	41,731	(356)	205,571	(38,040)
Shares repurchased in the open market	(344,570)	(3)	(7,997)				(8,000)	
Shares issued under stock option/ employee stock purchase plans	1,111,355	11	16,943				16,954	
Stock-based compensation			4,442				4,442	
Net unrealized gain on marketable securities and derivative instruments						712	712	712
Foreign currency translation adjustment						5,540	5,540	5,540
Net income					23,544		23,544	23,544
Balance at June 30, 2006	26,920,119	283	177,309	-	65,275	5,896	248,763	29,796
Shares issued under stock option/ employee stock purchase plans	645,514	6	10,199				10,205	
Stock-based compensation			4,327				4,327	
Net unrealized gain on derivative instruments						172	172	172
Foreign currency translation adjustment						15,860	15,860	15,860
Net income					37,289		37,289	37,289
Balance at June 30, 2007	27,565,633	$289	$191,835	-	$102,564	$21,928	$316,616	$53,321

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended June 30,		
	2007	**2006**	**2005**
Cash flow from operating activities:			
Net income (loss)	$37,289	$23,544	$(35,177)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Minority interest (benefit) expense, net of tax	(32)	(1,098)	351
Depreciation and amortization	30,855	26,035	29,618
Stock-based compensation	4,327	4,442	-
Loss on disposal of assets	72	156	85
Deferred income taxes	4,947	4,164	29,607
Provision for losses on receivables, net	247	1,098	(1,844)
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(33,927)	(54,111)	6,215
Prepaid expenses and other current assets	(6,743)	(3,545)	(2,870)
Other assets	(6,770)	(2,545)	3,409
Accounts payable	(6,436)	2,608	(1,556)
Deferred revenue	30,008	7,595	(13,168)
Other current liabilities	17,640	25,948	7,186
Other liabilities	(2,321)	(6,047)	9,131
Net cash provided by operating activities	69,156	28,244	30,987
Cash flow from investing activities:			
Purchases of marketable securities	(120,125)	(79,075)	(60,300)
Proceeds from sale of marketable securities	130,125	73,075	91,221
Purchases of property and equipment	(40,855)	(29,763)	(31,814)
Acquisition of businesses	(70,695)	(7,425)	(1,461)
Proceeds from sale of assets	300	121	392
Net cash used in investing activities	(101,250)	(43,067)	(1,962)
Cash flow from financing activities:			
Proceeds from issuance of common stock	10,205	16,954	6,558
Payments to repurchase common stock	-	(8,000)	(9,742)
Borrowings under lines of credit	65,000	(916)	369
Repayments under lines of credit	(35,089)	-	-
Repayments under long-term debt	(428)	-	-
Proceeds from issuance of subsidiary's common stock	-	-	35
Net cash provided by(used in) financing activities	39,688	8,038	(2,780)
Effect of exchange rate changes on cash and cash equivalents	6,334	4,912	(2,309)
Net increase (decrease) in cash and cash equivalents	13,928	(1,873)	23,936
Cash and cash equivalents at beginning of year	82,749	84,622	60,686
Cash and cash equivalents at end of year	$96,677	$82,749	$84,622

The accompanying notes are an integral part of the consolidated financial statements.

PARExEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	For the years ended June 30,		
	2007	2006	2005
Supplemental disclosures of cash flow information			
Net cash paid during the year for:			
Interest	$9,554	$7,064	$4,508
Income taxes, net of refunds	$13,942	$2,631	$7,131
Supplemental disclosures of investing activities			
Fair value of assets acquired and goodwill	$74,722	$8,227	$2,820
Liabilities assumed	(4,027)	(802)	(1,359)
Cash paid for acquisitions	$70,695	$7,425	$1,461

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

The Company is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical communications services, consulting and informatics, and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk, and cost associated with the development and commercialization of new therapies. Since its incorporation in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical communications services, clinical pharmacology, patient recruitment, regulatory and product development consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, IVRS, CTMS, web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of PAREXEL International Corporation, its wholly-owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Reclassifications

Certain immaterial fiscal year 2006 and 2005 amounts have been reclassified to conform to the fiscal year 2007 presentation.

Use of Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles which require the Company to make estimates and assumptions that affect the amounts reported in the financial statements. Estimates are used in accounting for, among other items, long term contracts, allowance for credit losses or receivables, the Company's periodic impairment reviews of goodwill, and the valuations of long-term assets. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions, trends, and assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period in which they are determined.

Fair Values of Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, and debt approximates the carrying value of these financial instruments. The Company determines the estimated fair values of other financial instruments, including debt, equity and risk management instruments, using available market information and valuation methodologies, primarily discounted cash flow analysis or input from independent investment bankers.

Revenue Recognition

In the Company's CRS, PCMS, and Perceptive business segments, fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit-based output method. Under the unit-based output method, output units are pre-defined in the contract and revenue is recognized based upon completion of such output units.

PAREXEL's arrangements with customers generally involve multiple elements. The deliverables in the arrangement are evaluated to determine whether they represent separate units of accounting under Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables", at contract inception. The total fee for the arrangement is allocated to each unit of accounting based on its relative fair value, taking into consideration any performance, cancellation or termination provisions. Fair value for each element is established generally based on the sales price charged when the same or similar services are sold separately to our customers. Revenue is recognized when revenue recognition criteria for each unit of accounting are met.

In the Company's CTMS operating unit of the Perceptive business segment, software revenue is recognized on a proportional performance basis in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and the relevant guidance provided by SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", due to the significant nature of customization of each project.

Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimates indicate a loss, such loss is recognized in the current period in its entirety. Unbilled accounts receivable represent revenue recognized in excess of amounts billed. Deferred service revenue represents amounts billed in excess of revenue recognized.

Reimbursable out-of-pocket expenses are reflected in the Company's Consolidated Statements of Operations under "Reimbursement revenue" and "Reimbursable out-of-pocket expenses".

As is customary in the industry, the Company routinely subcontracts on behalf of its clients with independent physician investigators in connection with clinical trials. The related investigator fees are not reflected in PAREXEL's Service revenue, Reimbursement revenue, Reimbursable out-of-pocket expenses, and/or Direct costs, since such fees are reimbursed by clients on a "pass through basis", without risk or reward to the Company. The amounts of these investigator fees were $126.0 million, $92.7 million, and $64.1 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than 90 days. Marketable securities are classified as available for sale and are carried at fair market value, which approximates amortized cost. Unrealized gains and losses on these securities, net of taxes, are recorded in stockholders' equity.

Concentration of Credit Risk

Financial instruments, which may potentially expose the Company to concentrations of credit risk, include trade accounts receivable. However, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. In fiscal years 2007 and 2006, the Company's largest client accounted for 7% of consolidated service revenue and in fiscal year 2005, the Company's largest client accounted for 8% of consolidated service revenue.

Provision for Losses on Receivables

PAREXEL records a loss provision based on historical collectability and specific identification of potential problem accounts.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method based on estimated useful lives of 40 years for buildings, 3 to 8 years for computer hardware and software, and 5 years for office furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Charges resulting from the amortization of assets recorded under capital leases are included with depreciation expense. Repair and maintenance costs are expensed as incurred.

Development of Software for Internal Use

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. These costs are included in computer software in Note 6 below. The amounts related to internal use software totaled $55.1 million at June 30, 2007 and $49.8 million at June 30, 2006. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Research and Development Costs

The Company incurs ongoing research and development costs related to core technologies used internally as well as software and technology sold externally. Unless eligible for capitalization, these costs are expensed as incurred. Research and development expense was $9.7 million, $6.4 million, and $4.6 million in fiscal years 2007, 2006, and 2005, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense was $1.1 million, $0.9 million, and $2.3 million in fiscal years 2007, 2006, and 2005, respectively.

Goodwill

The Company follows the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". Under this statement, goodwill as well as certain other intangible assets, determined to have an indefinite life, are not amortized. Instead, these assets are reviewed for impairment at least annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value. The Company has performed its annual impairment test, with no evidence of impairment of the Company's goodwill balance for fiscal years 2007, 2006 and 2005.

The changes in the carrying amount of goodwill balances for fiscal years 2007, 2006 and 2005 were as follows (in thousands):

Carrying amount as of June 30, 2004	$41,002
Add: IMC	1,951
Final purchase accounting adjustments	(635)
Effect of changes in rates used for translation and adjustments	497
Carrying amount as of June 30, 2005	42,815
Add: Qdot	2,773
Perceptive	3,080
Synchron	(40)
IMC	647
Effect of changes in rates used for translation and adjustments	837
Carrying amount as of June 30, 2006	50,112
Add: BMR/CCT	35,474
Perceptive	48
Qdot	2,139
Effect of changes in rates used for translation and adjustments	2,993
Carrying amount as of June 30, 2007	$90,766

PAREXEL records Goodwill to the business segment affected by the transaction. Goodwill balances by segment at June 30, 2007 are as follows:

($ IN 000's)	CRS	PCMS	PERCEPTIVE	TOTAL
Goodwill	$69,375	$4,449	$16,942	$90,766

Intangible Assets

Intangible assets consist primarily of technology and customer lists acquired through acquisitions completed by the Company in prior periods. Intangible assets are amortized over their expected period of benefit, which generally ranges from 3 to 15 years.

As of June 30, 2007, intangible assets consisted of the following (in thousands):

	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Non-competition and non-solicitation agreements	3 years	$188	$60	$128
Technology	5 years	2,379	2,101	278
Customer relationships	10 years	33,332	6,377	26,955
Total intangible assets purchased		$35,899	$8,538	$27,361

As of June 30, 2006, intangible assets consisted of the following (in thousands):

	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Non-competition and non-solicitation agreements	3 years	$62	$22	$40
Technology and other	5 years	2,187	1,486	701
Customer relationships	10.7 years	10,950	3,859	7,091
Total intangible assets purchased		$13,199	$5,367	$7,832

The changes in the carrying amount of intangible assets for fiscal years 2007 and 2006 were as follows (in thousands):

Carrying amount as of June 30, 2004	$10,636
Add: IMC	585
Less: Amortization	(1,828)
Effect of changes in rates used for translation and adjustments	(165)
Carrying amount as of June 30, 2005	9,228
Less: Amortization	(1,562)
Add: Effect of changes in rates used for translation and adjustments	166
Carrying amount as of June 30, 2006	7,832
Add: BMR/CCT	23,621
Effect of changes in rates used for translation and adjustments	217
Less: Amortization	(4,309)
Carrying amount as of June 30, 2007	$27,361

Amortization expense was $4.3 million, $1.6 million, and $1.8 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively. Estimated amortization expense for the next five years is as follows (in thousands):

2008	$3,229
2009	$2,794
2010	$2,133
2011	$2,114
2012	$2,114

Investments

The Company has investments in privately held entities in the form of equity instruments that are not publicly traded and for which fair values are not readily determinable. The Company records its investments in private entities under the cost method of accounting and assesses the net realizable value of these entities on a quarterly basis to determine if there has been a decline (other than temporary) in the fair value of these entities. The quarterly assessment includes an evaluation of the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. The balance of the investments recorded under the cost method was approximately $3.8 million as of June 30, 2007 and $3.6 million as of June 30, 2006.

Income Taxes

Deferred income tax assets and liabilities are recorded for the expected future tax consequences (utilizing current tax rates) of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for the estimated future tax benefits of deductible temporary differences and tax operating loss and credit carryforwards and are net of valuation allowances established in jurisdictions where the realization of those benefits is questionable. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

Foreign Currency

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates that are in effect on the balance sheet date and equity accounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates, which are in effect during the year. Translation adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity in the consolidated balance sheet. Transaction gains and losses are included in other income in the consolidated statements of operations. Transaction gains (losses) were $0.7 million, $(0.3) million, and $(0.2) million in fiscal years 2007, 2006, and 2005, respectively.

Earnings Per Share

Earnings per share has been calculated in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan.

Stock-Based Compensation

Prior to July 1, 2005, the Company accounted for employee stock-based compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as described by FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation – an interpretation of APB Opinion No. 25". Accordingly, no compensation expense was required to be recognized as long as the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant.

Effective July 1, 2005, the Company adopted SFAS No. 123(R) "Share-Based Payment" ("SFAS No. 123(R)") under the modified prospective method as described in SFAS No. 123(R). Under this transition method, compensation expense recognized in the year ended June 30, 2006 includes compensation expense for all stock-based payments granted during the fiscal year ended June 30, 2006 and for all stock-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Accordingly, prior period financials were not restated. For the year ended June 30, 2006, the amount of compensation expense recognized was $4.4 million, of which $0.9 million was recorded in direct costs and $3.5 million was recorded in selling, general and administrative expense in the consolidated statement of operations. The adoption of SFAS No. 123(R) had no effect on cash flow for the fiscal year ended June 30, 2006.

As a result of adopting the new accounting guidance for the year ended June 30, 2006, the Company's income from continuing operations before income taxes and minority interest, net income, basic earnings per share and diluted earnings per share were $4.4 million, $4.2 million, $0.16 and $0.16 lower, respectively, than if the Company had continued to account for share-based compensation under APB 25.

No compensation expense related to stock-based grants was recorded in the consolidated statement of operations for the year ended June 30, 2005, as all of the shares granted had an exercise price equal to the market value of the underlying stock on the date of grant. Prior period results were not restated with the adoption of SFAS No. 123(R).

The following table illustrates the effect on net loss and loss per share if PAREXEL had applied the fair-value recognition provisions required by SFAS No. 123 at the beginning of fiscal year 2005:

($ in thousands, except per share data)	2005
Net loss, as reported	$(35,177)
Deduct total stock-based compensation, net of tax	(3,211)
Pro forma net loss	$(38,388)
Basic loss per share – as reported	$(1.35)
Basic loss per share – pro forma	$(1.47)

Stock Options

The stock option compensation cost calculated under the fair value approach is recognized on a pro rata basis over the vesting period of the stock options (averaged over four years). All stock option grants are subject to graded vesting as services are rendered. The fair value for granted options was estimated at the time of the grant using the Black-Scholes option-pricing model. Expected volatilities are based on implied and historical volatilities and PAREXEL uses historical data to estimate option exercise behavior.

The following assumptions were used in PAREXEL's Black-Scholes option-pricing model for awards issued during the respective periods:

	For the years ended June 30,		
	2007	**2006**	**2005**
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	39.4%	40.4%	39.0%
Risk-free interest rate	4.88%	4.01%	3.52%
Expected term (in years)	4.33	4.77	5.0

The following table summarizes information related to stock option activity for the respective periods:

($ in thousands, except per share data)	**For the years ended June 30,**		
	2007	**2006**	**2005**
Weighted-average fair value of options granted per share	$12.15	$8.27	$8.26
Intrinsic value of options exercised	$8,184	$8,208	$3,065
Cash received from options exercised	$9,034	$15,618	$3,853

Stock option activities for the three years ended June 30, 2007, 2006 and 2005 were as follows:

	Number of Options	Weighted-Average Exercise Price
FY 2007		
Outstanding at beginning of period	2,432,745	$16.71
Granted	337,500	$31.16
Exercised	(524,369)	$17.23
Canceled	(135,737)	$23.12
Outstanding at end of period	2,110,139	$18.48
Exercisable at end of period	1,194,713	$14.07
FY 2006		
Outstanding at beginning of period	3,093,194	$16.53
Granted	787,000	$20.47
Exercised	(1,001,994)	$15.59
Canceled	(445,455)	$24.63
Outstanding at end of period	2,432,745	$16.71
Exercisable at end of period	1,509,132	$14.78
FY 2005		
Outstanding at beginning of period	3,245,425	$15.70
Granted	343,000	$20.28
Exercised	(343,348)	$11.22
Canceled	(151,883)	$18.65
Outstanding at end of period	3,093,194	$16.53
Exercisable at end of period	2,552,441	$16.66

Options that were outstanding and exercisable as of June 30, 2007 are as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life In Years	Aggregate Intrinsic Value (In Thousands)
Outstanding at end of period	2,110,139	$18.48	4.47	$38,998
Exercisable at end of period	1,194,713	$14.07	2.79	$16,815

Restricted Stock

On December 16, 2005, PAREXEL awarded an aggregate of 317,000 shares of "restricted stock" to retain executive officers of the Company and an aggregate of 150,000 shares to non-employee members of the Board of Directors. An additional 7,000 and 35,000 shares were awarded to certain executive officers of the Company on March 3, 2006 and May 8, 2006, respectively. Valuation of the restricted stock is calculated under the Monte Carlo simulation modeling method for valuing a contingent claim on stock with characteristics that depend on the trailing stock price path. The shares granted to executive officers vest based on whether during the period between the date of grant and December 31, 2008 the closing price of a share of Common Stock on the Nasdaq Global Select Market meets or exceeds specified targets for five consecutive trading days within specified time frames. In addition, any portion of any such award that has not vested by December 31, 2008 will automatically be forfeited to PAREXEL and, in the event a participant ceases to be employed by PAREXEL prior to December 31, 2008, such participant's award will automatically be forfeited to PAREXEL. For the awards granted on December 16, 2005, the probability of vesting was 57.0%. The derived vesting period was 0.759 years for shares issued to the members of the Board of Directors and 3.044 years for the shares issued to the executive officers. For the awards granted on March 3, 2006, the probability of vesting was 85.6% and the derived vesting period was 2.833 years. For the awards granted on May 8, 2006, the probability of vesting was 87.0% and the derived vesting period was 3.148 years.

On December 14, 2006, PAREXEL awarded 25,043 shares of restricted stock to certain members of the Board of Directors. Valuation of these shares was calculated under the same methodology as the shares granted in the prior fiscal year. These shares will vest based on whether during the period between the date of grant and December 31, 2008 the closing price of a share of Common Stock on the Nasdaq Global Select Market meets or exceeds specified targets for five consecutive trading days within specified time frames, and that he/she must still be a director of the Company on December 31, 2008.

Restricted stock activity under the Plan during the year ended June 30, 2007 was as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at beginning of period	365,333	$14.25
Granted	25,043	$19.32
Vested	(83,333)	$12.62
Outstanding at end of period, non-vested	307,043	$15.11

Restricted stock activity under the Plan during the year ended June 30, 2006 was as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at beginning of period	-	-
Granted	509,000	$13.79
Vested	(50,000)	$12.62
Forfeited	(93,667)	$12.62
Outstanding at end of period, non-vested	365,333	$14.25

As of June 30, 2007, unearned stock-based compensation expense related to unvested awards (stock options and restricted stock) was approximately $9.2 million, which will be recognized over a weighted-average period of 4 years.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce currency exposures related to certain foreign currency denominated accounts receivable and intercompany payables. Derivatives are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If the derivative instruments are designated as cash flow hedges, the corresponding effective portion of the changes in fair value is recorded in stockholders equity as a component of other comprehensive income ("OCI"). These amounts are reclassified from OCI and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The amount recorded in OCI at June 30, 2007 will be reclassified to earnings within twelve months. Changes in the ineffective portion of a derivative instrument are recognized in earnings in the periods in which they are identified. There were no losses recognized in earnings due to hedge ineffectiveness in fiscal year 2007. In fiscal year 2006, approximately $0.2 million of losses were recognized in earnings due to hedge ineffectiveness.

From time to time, the Company enters into foreign currency exchange contracts to hedge foreign currency exposures. These foreign currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under SFAS 133.

In connection with the borrowings under our credit facilities discussed in Note 8 of these consolidated financial statements, the Company entered into interest rate exchange agreements to swap, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These hedges are considered perfectly effective since the critical terms of the debt and the interest rate exchange match and the other conditions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," are met. The mark-to-market values of both the hedge instrument and underlying debt obligations are recorded as equal and offsetting amounts in interest expense. The Company had interest rate exchange agreements with a notional amount of $20 million at June 30, 2007.

Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 creates a "fair value option" under which an entity may elect to record certain financial assets or liabilities at fair value upon their initial recognition. Subsequent changes in fair value would be recognized in earnings as those changes occur. The election of the fair value option would be made on a contract-by-contract basis and would need to be supported by concurrent documentation or a preexisting documented policy. SFAS 159 requires an entity to separately disclose the fair value of these items on the balance sheet or in the footnotes to the financial statements and to provide information that would allow the financial statement user to understand the impact on earnings from changes in the fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and will be in effect for PAREXEL beginning on July 1, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years and will be in effect for PAREXEL beginning on July 1, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS 157 will have on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is in effect for PAREXEL as of July 1, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements.

NOTE 3. ACQUISITIONS

Fiscal Year 2007

BMR/CCT

On November 15, 2006, PAREXEL acquired substantially all of the assets of Behavioral and Medical Research, LLC ("BMR") and caused the transfer of all of the outstanding stock of California Clinical Trials Medical Group, Inc. ("CCT") as previously announced on October 12, 2006. Established in 1981 with headquarters in San Diego, BMR/CCT provided a broad range of specialty Phase I – IV clinical research services through four clinical sites in California. In connection with the transaction, PAREXEL entered into a long-term management agreement with CCT.

The acquisition expanded PAREXEL's global Clinical Pharmacology capacity to over 450 beds. It also brought new expertise to the Company's service offerings in the area of bridging studies, especially Japanese bridging studies, and added depth to existing expertise in central nervous system clinical trials, neuroscience drug development services and sleep studies.

The acquisition has been accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations", and accordingly, the results of operations of BMR/CCT have been included in the accompanying consolidated statements of operations as of the date of acquisition.

Total purchase price has been allocated to the tangible and intangible assets and liabilities acquired based on fair value, with any excess recorded as goodwill. Goodwill is expected to be deductible for income tax purposes.

The components of the purchase price allocation are as follows (in thousands):

Purchase Price:	
Cash paid, net of cash acquired	$66,480
Transaction costs	2,028
	$68,508
Allocations:	
Current assets	$11,884
Property and equipment, net	1,477
Goodwill	35,474
Other intangible assets, net	23,621
Other assets	79
Total assets acquired	72,535
Current liabilities	4,027
Total liabilities assumed	4,027
Net assets acquired	$68,508

This acquisition was initially financed with borrowings from a line of credit. The Company subsequently repaid the line of credit with proceeds from an executed $100 million unsecured senior revolving credit facility on January 12, 2007 (see Note 8).

The following table presents the details of the intangible assets purchased in the BMR/CCT acquisition as of June 30, 2007 (in thousands):

	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Backlog	7.5 months	$1,881	$1,881	$-
Non-competition and non-solicitation agreements	3 years	126	26	100
Customer relationships	15 years	21,614	901	20,713
Total intangible assets purchased		$23,621	$2,808	$20,813

The estimated amortization expense of intangible assets purchased in the BMR/CCT acquisition for the current fiscal year, including amounts amortized to date, and in future years will be recorded on the consolidated statements of operations as follows (in thousands):

Fiscal Year	Amortization
2007	$2,808
2008	1,483
2009	1,483
2010	1,457
2011	1,441
2012	1,441

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of BMR/CCT had occurred at July 1, 2005, the beginning of PAREXEL's fiscal year 2006 (in thousands, except per share data):

	For the fiscal year ended June 30, 2007		
	PRXL	BMR/ CCT**	Total
Service revenue	$741,955	$20,484	$762,439
Net income*	$37,289	$505	$37,794
Basic EPS*	$1.37	$0.01	$1.38
Diluted EPS*	$1.33	$0.01	$1.34

	For the fiscal year ended June 30, 2006		
	PRXL	BMR/ CCT**	Total
Service revenue	$614,947	$31,261	$646,208
Net income (loss)*	$23,544	$(489)	$23,055
Basic EPS*	$0.89	$(0.02)	$0.87
Diluted EPS*	$0.87	$(0.01)	$0.86

*Inclusive of the interest expense we would have incurred related to the $50 million in borrowings at an annual interest rate of 6.25% and amortization expense we would have incurred in connection with the customer relationship and non-competition and non-solicitation agreements.

**Represents four and a half months of financial results in fiscal year 2007 and twelve months of financial results in fiscal year 2006, prior to PAREXEL's acquisition of BMR/CCT.

Fiscal Year 2006

Synchron

Effective June 15, 2006, the Company entered into a joint venture arrangement with Synchron Research Services Private Limited, under which Synchron transferred its clinical trial business operations located in Bangalore, India to a newly-formed entity, PAREXEL International Synchron Private Limited. The Company acquired a majority equity interest of 75.0% in the newly-formed entity. In addition, the Company paid approximately $2.4 million for a minority interest in Sychron's Phase I business, which is accounted for as a cost method investment.

Perceptive

On August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive Informatics, Inc. ("Perceptive"), and now owns all of the outstanding capital stock of Perceptive. This acquisition was effected through a "short-form" merger of Perceptive with PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders (including option holders upon exercise of stock options) for their shares of common stock of Perceptive. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of in-the-money Perceptive stock options as of August 22, 2005 are entitled to receive upon exercise of such stock options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such stock options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally, under the terms of the merger, PAREXEL made payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to Mark Goldberg, President of CRS & Perceptive.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive. Pro forma results of Perceptive operations have not been presented because the effect of this acquisition was not material.

Qdot

Effective July 1, 2005, the Company acquired the assets of Qdot PHARMA ("Qdot"), a Phase I and IIa "Proof of Concept" clinical pharmacology business located in George, South Africa for approximately $5.7 million, net of liabilities assumed. Under the agreement, the Company agreed to make additional payments of up to approximately $3.0 million in contingent purchase price if Qdot achieved certain established financial targets through June 30, 2008. In September 2006, the Company paid an $0.8 million contingent earn-out payment. As a result of management responsibility changes, the Company reached an agreement with Qdot in December 2006 and amended the earn-out agreement to pay a fixed additional amount of approximately $2.1 million (approximately $0.9 million was paid in January 2007 and approximately $1.2 million is to be paid by December 31, 2007). As of June 30, 2007, the Company recorded approximately $4.9 million of excess cost over the fair value of the interest in the net assets acquired as goodwill. Pro forma results of Qdot operations have not been presented because the effect of this acquisition was not material.

Fiscal Year 2005

IMC

Effective October 1, 2004, the Company acquired 100% of the outstanding stock of IMC, a provider of specialty professional marketing and communications services in Whitehall, Pennsylvania for approximately $1.5 million in cash. Under the agreement, the Company agreed to make additional payments of up to $2.9 million in contingent purchase price if IMC achieves certain established financial targets through March 31, 2008. As of June 30, 2007, the Company had paid $0.6 million in earn-out payments under the terms of the agreement. Pro forma results of IMC's operations have not been presented because the effect of this acquisition was not material.

NOTE 4. MARKETABLE SECURITIES

Available-for-sale securities included in marketable securities at June 30, 2006 consisted entirely of municipal debt securities. At June 30, 2007, there were no marketable securities.

The Company's marketable securities are reflected at fair market value, which approximates amortized cost. During fiscal year 2007, gross realized gains were $3.2 million and gross realized losses were $1.1 million. During fiscal year 2006, gross realized gains were $2.3 million and gross realized losses were $2.0 million. During fiscal year 2005, gross realized gains were $2.9 million and gross realized losses were $2.1 million.

NOTE 5. BILLED AND UNBILLED ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 2007 and 2006 consisted of the following:

($ IN THOUSANDS)	2007	2006
Billed	$192,143	$154,270
Unbilled	136,594	121,262
Provision for losses on receivables	(3,716)	(3,469)
	$325,021	$272,063

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2007 and 2006 consisted of the following:

($ IN THOUSANDS)	2007	2006
Owned assets:		
Computer software	$73,183	$73,001
Computer and office equipment	62,205	78,423
Leasehold improvements	31,734	26,045
Medical equipment	18,674	15,476
Furniture and fixtures	16,385	17,612
Buildings	4,952	4,649
Other	3,528	2,695
	210,661	217,901
Less: accumulated depreciation	(114,229)	(140,523)
	96,432	77,378
Assets held under capital lease:		
Computer software	1,603	1,999
Less: accumulated amortization	(802)	(991)
	801	1,008
	$97,233	$78,386

Depreciation and amortization expense relating to property and equipment, including amortization of assets recorded under capital leases, was $26.5 million, $24.5 million, and $27.8 million, for the years ended June 30, 2007, 2006, and 2005, respectively. Depreciation expense for the year ended June 30, 2005 included $2.7 million in accelerated depreciation for certain impaired assets including amounts related to unamortized leasehold improvements on abandoned leased facilities.

During the year ended June 30, 2007, the Company retired $57.9 million of fully-depreciated assets.

NOTE 7. RESTRUCTURING CHARGES

During the year ended June 30, 2007, the Company recorded a $59,000 increase to existing restructuring reserves due to changes in assumptions on leased facilities based on current market conditions, which was offset by a $93,000 reduction in severance-related restructuring expense associated with the fourth quarter fiscal year 2005 restructuring plan.

During the year ended June 30, 2006, the Company recorded a $2.6 million reduction to the existing restructuring reserve as a result of execution of sub-lease agreements and changes in assumptions of leased facilities, which was offset by $1.8 million in severance-related restructuring expenses incurred during the year ended June 30, 2006 in association with the fourth quarter fiscal year 2005 restructuring plan.

During the year ended June 30, 2005, the Company recorded restructuring charges totaling $24.3 million consisting of $4.3 million for severance expense associated with the elimination of 123 managerial and staff positions and $20.5 million related to eleven newly-abandoned leased facilities, partially offset by $0.5 million related to changes in assumptions for leased facilities, which were previously abandoned. In addition, in fiscal year 2005, the Company recorded $2.7 million of impairment charges associated with abandoned leased facilities and other fixed assets.

Changes in the restructuring accrual during fiscal years 2007, 2006, and 2005 are summarized below:

($ IN THOUSANDS)	Balance at June 30, 2006	Provisions/ Adjustments	Payments/ Foreign Currency Exchange	Balance at June 30, 2007
Employee severance costs	$734	$(93)	$(418)	$223
Facilities-related charges	15,423	59	(5,398)	$10,084
	$16,157	$(34)	$(5,816)	$10,307

	Balance at June 30, 2005	Provisions/ Adjustments	Payments/ Foreign Currency Exchange	Balance at June 30, 2006
Employee severance costs	$3,694	$1,765	$(4,725)	$734
Facilities-related charges	27,310	(2,601)	(9,286)	15,423
	$31,004	$(836)	$(14,011)	$16,157

	Balance at June 30, 2004	Provisions/ Adjustments	Payments/ Foreign Currency Exchange	Balance at June 30, 2005
Employee severance costs	$1,503	$4,300	$(2,109)	$3,694
Facilities-related charges	11,923	20,015	(4,628)	27,310
	$13,426	$24,315	$(6,737)	$31,004

NOTE 8. CREDIT ARRANGEMENTS

Effective November 15, 2006, the Company amended the $15 million uncommitted line of credit it had with JPMorgan Chase Bank, N.A. ("Bank") with a new $70 million maximum borrowing amount with a maturity date of January 31, 2007. The amended line of credit permitted borrowing at interest rates equal to LIBOR (ranging from 5.32% to 5.37% at December 31, 2006) plus a margin to be agreed by the Bank and the Company, or rates to be set in any other manner as agreed between the Bank and the Company. The Company entered into the amended line of credit to provide short-term financing for the acquisition of BMR/CCT (see Note 3).

Subsequently, on January 12, 2007, the Company entered into a five-year, $100 million unsecured senior revolving credit facility (the "Credit Agreement") with a group of lenders (including and managed by JPMorgan Bank, N.A.) and terminated the $70 million line of credit. The Credit Agreement is guaranteed by certain of the Company's U.S. subsidiaries. A portion of the loan amount is available for swingline loans of up to $20 million to be made by JPMorgan Chase Bank, N.A. The Company has an option to increase the maximum amount that may be borrowed under the Credit Agreement by $50 million. The Company is subject to certain financial covenants under this facility.

At closing on January 12, 2007, the Company borrowed $50 million and repaid the entire balance outstanding under the $70 million line of credit plus all associated interest and fees. The balance outstanding under this Credit Agreement was $30 million at June 30, 2007 at an interest rate of 6.125%, as determined based on LIBOR plus a margin. The remaining $70 million is available and subject to the annual commitment fee (Unused Fees) on the unused commitment amount ranging from 0.125% to 0.300% based on the total leverage ratio.

The Company has a line of credit with ABN AMRO Bank, NV in the amount of Euro 12.0 million. This line-of-credit is not collateralized, is payable on demand, and bears interest at a rate ranging between 5% and 7%. The line of credit may be revoked or canceled by the Bank at any time at its discretion. The Company primarily entered into this line of credit to facilitate business transactions with the bank. At June 30, 2007, the Company had Euro 12.0 million available under this line-of-credit.

The Company has other foreign lines of credit with banks totaling approximately $2.0 million. These lines of credit are used as overdraft protection and bear interest at rates ranging from 6% to 8%. The lines of credit are payable on demand and are supported by PAREXEL International Corporation. At June 30, 2007, the Company had approximately $2.0 million available under these arrangements.

The Company has a cash pooling arrangement with ABN AMRO Bank. Pooling occurs when debit balances are offset against credit balances and the net position is used as a basis by the bank for calculating interest. Each legal entity owned by the Company and party to this arrangement remains the owner of either a credit or debit balance. Therefore, interest income is earned in legal entities with credit balances, while interest expense is charged in legal entities with debit balances. Based on the pool's overall balance, the bank then (1) recalculates the overall interest to be charged or earned, (2) compares this amount with the sum of previously charged/earned interest amounts per account and (3) additionally pays/charges the difference. Interest income and interest expense are recorded separately in the Company's consolidated statement of operations.

NOTE 9. STOCKHOLDERS' EQUITY

As of June 30, 2007 and 2006, there were 5,000,000 shares of preferred stock, $0.01 par value, authorized. Of the total shares authorized, 50,000 shares have been designated as Series A Junior Participating Preferred Stock, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine.

On September 9, 2004, the Board of Directors approved a stock repurchase program authorizing the purchase of up to $20.0 million of the Company's common stock to be repurchased in the open market subject to market conditions. Unless terminated earlier by resolution of the Company's Board of Directors, this repurchase program will expire when the entire amount authorized has been fully utilized. Through June 30, 2007, the Company had acquired 620,414 shares at a total cost of $14.0 million under this program.

2003 Preferred Stock Rights

On March 27, 2003, the Company adopted a Shareholder Rights Plan. Under this Plan, one Right for each outstanding share was distributed to stockholders of record as of April 7, 2003. The Rights trade with the underlying common stock and initially are not exercisable. Subject to limited exceptions, the Rights will become exercisable if a person or a group acquires 20 percent or more of the Company's common stock or commences a tender offer for 20 percent or more of the Company's outstanding stock. If the Rights become exercisable, the type and amount of securities receivable upon exercise of each Right will depend on the circumstances at the time of exercise. Each Right will initially entitle each stockholder to purchase one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $98.00. The adoption of this Plan did not impact the Company's financial position or results of its operations.

NOTE 10. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding common stock equivalents. Outstanding options to purchase approximately 0.1 million shares of common stock were excluded from the calculation of diluted earnings per share for the years ended June 30, 2007 and 2006, because they were anti-dilutive. There were no anti-dilutive shares outstanding for the fiscal year ended June 30, 2005 as a result of the net loss for the year.

The following table outlines the basic and diluted earnings per common share computations:

($ IN THOUSANDS, EXCEPT PER SHARE DATA)	Years ended June 30, 2007	2006	2005
Net income (loss) attributable to common shares	$37,289	$23,544	$(35,177)
Weighted average number of shares outstanding, used in computing basic earnings per share	27,316	26,557	26,065
Dilutive common stock equivalents	792	456	-
Weighted average shares used in computing diluted earnings per share	28,108	27,013	26,065
Basic earnings (loss) per share	$1.37	$0.89	$(1.35)
Diluted earnings (loss) per share	$1.33	$0.87	$(1.35)

NOTE 11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) has been calculated by the Company in accordance with SFAS No. 130 "Reporting Comprehensive Income". The reconciliation of the components of accumulated other comprehensive income (loss) was as follows:

($ IN THOUSANDS)	Foreign currency translation	Unrealized gain (loss) on available for sale securities and derivative instruments	Total
Balance as of June 30, 2004	$2,605	$(98)	$2,507
Changes during the year	(2,507)	(356)	(2,863)
Balance as of June 30, 2005	98	(454)	(356)
Changes during the year	5,540	712	6,252
Balance as of June 30, 2006	5,638	258	5,896
Changes during the year	15,860	172	16,032
Balance as of June 30, 2007	$21,498	$430	$21,928

NOTE 12. STOCK AND EMPLOYEE BENEFIT PLANS

The Compensation Committee of the Board of Directors is responsible for administration of the Company's stock option plans and determines the term of each option, the option exercise price, the number of option shares granted, and the rate at which options become exercisable.

On May 26, 2005, the Compensation Committee of the Board of Directors of the Company approved the acceleration of vesting of certain unvested out-of-the-money stock options previously awarded to current employees, including executive officers, and non-employee directors, effective as of the close of business on June 30, 2005 in accordance with the provisions of the Company's Second Amended and Restated 1995 Stock Option Plan, 1998 Non-qualified, Non-Officer Stock Option Plan and the 2001 Stock Incentive Plan. A stock option was considered out-of-the-money if the option exercise price was greater than the closing price per share of Common Stock of the Company on the Nasdaq Stock Market on June 30, 2005. Such actions were taken primarily to eliminate any future compensation expense the Company would have otherwise recognized in its income statement upon adoption of SFAS 123(R). There were 281,000 stock options that vested as a result of the acceleration on June 30, 2005. The closing price on June 30, 2005 was $19.82 per share. No compensation expense was recorded as a result of this acceleration.

2005 Stock Incentive Plan

In September 2005, the Company adopted the 2005 Stock Incentive Plan ("2005 Plan"), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based award grants of up to an aggregate of 1,000,000 shares of common stock to employees, officers, directors, consultants, and advisors. The granting of Awards under the Plan is discretionary and the individuals who may become participants and receive awards under the Plan, and the number of shares they may acquire, are not determinable.

On December 16, 2005, the Compensation Committee of the Board of Directors voted to award an aggregate of 317,000 shares of restricted stock to certain executive officers of the Company and an aggregate of 150,000 shares of restricted stock to the members of the Board of Directors. On March 3, 2006 and May 8, 2006, 7,000 shares and 35,000 shares, respectively, of restricted stock were awarded to certain executive officers of the Company. On December 14, 2006, an additional 25,043 shares of restricted stock were awarded to certain members of the Board of Directors.

2001 Stock Incentive Plan

In September 2001, the Company adopted the 2001 Stock Incentive Plan, ("2001 Plan") which provides for the grant of incentive and non-qualified stock options for the purchase of up to an aggregate of 1,000,000 shares of common stock to employees, officers, directors, consultants, and advisors (and any individuals who have accepted an offer for employment) of the Company. Options under the 2001 Plan expire no more than ten years from the date of grant and the expiration date and vesting period may vary at the Board of Directors' discretion.

1998 Stock Plan

In February 1998, the Company adopted the 1998 Non-qualified, Non-officer Stock Option Plan (the "1998 Plan") which provides for the grant of non-qualified options to purchase up to an aggregate of 500,000 shares of common stock to any employee or consultant of the Company who is not an executive officer or director of the Company. In January 1999, the Company's Board of Directors approved an increase in the number of shares issuable under the 1998 Plan to 1,500,000 shares. Options under the 1998 Plan expire eight years from the date of grant and vest at dates ranging from the issuance date to five years.

1995 Stock Plan

The 1995 Stock Plan ("1995 Plan") provides for the grant of incentive and non-qualified stock options for the purchase of up to an aggregate of 3,028,674 shares of common stock to directors, officers, employees, and consultants to the Company. Options under the 1995 Plan expire eight years from the date of grant and vest over ninety days to five years. The 1995 Plan expired on September 13, 2005, except for options outstanding on that date.

Employee Stock Purchase Plan

In March 2000, the Board of Directors of the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). Under the 2000 Purchase Plan, employees had the opportunity to purchase common stock at 85% of the average market value on the first day of each opening period or last day of each purchase period (as defined by the 2000 Purchase Plan), whichever was lower, up to specified limits. The 2000 Purchase Plan was amended in May 2005 for offering periods commencing on or after June 1, 2005 to purchase common stock at 95% of the fair market value of the stock on the last day of each purchase period (as defined by the Purchase Plan). An aggregate of approximately 1,800,000 shares may be issued under the 2000 Purchase Plan.

During fiscal year 2007, there were 37,741 shares purchased at a range of $26.37 to $38.21 per share and; during fiscal year 2006, there were 59,361 shares purchased at a range of $19.54 to $27.27 per share and; during fiscal year 2005, there were 209,252 shares purchased at a range of $10.59 to $16.82 per share.

Perceptive Stock Incentive Plan

In August 2000, Perceptive Informatics, Inc., adopted the 2000 Stock Incentive Plan ("the Perceptive Plan"), which was amended in March 2003 to grant rights to purchase up to an aggregate of 7,030,000 shares of Perceptive common stock. Under the Perceptive Plan, Perceptive was able to grant to its employees, officers, directors, consultants and advisors, options, restricted stock awards, or other stock-based awards. As of June 30, 2005, Perceptive was not publicly traded and options to purchase 4,206,535 shares were outstanding under this plan and the options to purchase 137,250 shares had been exercised as of June 30, 2005.

As discussed in Note 3, on August 22, 2005, PAREXEL acquired all of the equity interests held by minority stockholders of Perceptive, and now owns all of the outstanding common stock of Perceptive. Under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of in-the-money Perceptive stock options as of August 22, 2005 are entitled to receive upon exercise of such stock options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such stock options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

401(k)

The Company sponsors an employee savings plan ("the Plan") as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options and PAREXEL stock. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period subject to an annual cap of $3,000. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were approximately $2.5 million for the year ended June 30, 2007 and approximately $2.3 million for each of the years ended June 30, 2006 and 2005.

NOTE 13. FINANCIAL INSTRUMENTS

As of June 30, 2007 and 2006, the Company had entered into foreign currency exchange contracts to exchange foreign currencies to the U.S. dollar. The notional contract amount of outstanding foreign currency exchange contracts was approximately $174.0 million and $36.2 million at June 30, 2007 and 2006, respectively.

While it is not the Company's intention to terminate the above financial instruments, fair values were estimated based on market rates, which represented the amounts that the Company would receive or pay if the instruments were terminated at the balance sheet date. The fair values of foreign currency exchange contracts were approximately $174.0 million at June 30, 2007 and $36.8 million at June 30, 2006.

At June 30, 2007, maturities of the Company's foreign currency exchange contracts ranged from one to eleven months.

NOTE 14. INCOME TAXES

Domestic and foreign income (loss) before income taxes for the three years ended June 30, 2007, 2006 and 2005 were as follows:

($ IN THOUSANDS)	2007	2006	2005
Domestic	$(1,199)	$(9,201)	$(30,366)
Foreign	60,733	50,975	31,106
	$59,534	$41,774	$740

Provisions for income taxes for the three years ended June 30 were as follows:

($ IN THOUSANDS)	2007	2006	2005
Current:			
Federal	$100	$1,345	$(692)
State	714	732	152
Foreign	17,335	13,280	10,342
	18,149	15,357	9,802
Deferred:			
Federal	(249)	-	16,439
State	(31)	-	3,570
Foreign	4,408	3,971	5,755
	4,128	3,971	25,764
	$22,277	$19,328	$35,566

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

($ IN THOUSANDS)	2007	%	2006	%	2005	%
Income tax expense computed at the federal statutory rate	$20,837	35.0%	$14,621	35.0%	$259	35.0%
State income taxes, net of federal benefit	360	0.6%	215	0.5%	99	13.3%
Foreign rate differential	(2,958)	-4.9%	(1,700)	-4.0%	(955)	-129.4%
Change in valuation allowances	347	0.5%	3,052	7.3%	36,555	4,940.1%
Additions to reserves	710	1.2%	2,233	5.3%	185	25.0%
Research and development	(1,175)	-2.0%	(1,082)	-2.6%	(955)	-128.9%
Other non-deductible expenses	3,194	5.4%	790	1.9%	235	31.8%
Other	962	1.6%	1,199	2.9%	143	19.3%
	$22,277	37.4%	$19,328	46.3%	$35,566	4,806.2%

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been indefinitely reinvested. Undistributed earnings of foreign subsidiaries that have been indefinitely reinvested are approximately $124 million and $104 million at June 30, 2007 and 2006 respectively. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations.

Significant components of the Company's net deferred tax assets as of June 30, 2007 and 2006 were as follows:

($ IN THOUSANDS)	2007	2006
Deferred tax assets:		
U.S. loss carryforwards	$15,859	$5,301
Foreign loss carryforwards	12,563	13,028
Accrued expenses	14,307	10,953
Tax credit carryforwards	7,501	4,558
Provision for losses on receivables	588	613
Deferred compensation	1,985	1,736
Deferred revenue	-	9,392
Other	4,015	4,249
Gross deferred tax assets	56,818	49,830
Deferred tax asset valuation allowance	(47,588)	(42,586)
Total deferred tax assets	9,230	7,244
Deferred tax liabilities:		
Property and equipment	(6,002)	(5,820)
Deferred revenue	(9,525)	-
Intangible assets	(5,539)	(1,445)
Foreign risk reserve	(1,100)	(1,839)
Foreign work-in-process valuation	(5,578)	(11,274)
Other	(4,429)	(4,862)
Total deferred tax liabilities	(32,173)	(25,240)
	$(22,943)	$(17,996)

The net deferred tax assets and liabilities included in the consolidated balance sheets as of June 30, 2007 and 2006 were as follows:

($ IN THOUSANDS)	2007	2006
Current deferred tax assets	$4,984	$934
Non-current deferred tax assets	1,145	10,495
Current deferred tax liabilities	(16,889)	(12,645)
Non-current deferred tax liabilities	(12,183)	(16,780)
	$(22,943)	$(17,996)

At June 30, 2007, the Company had U.S. state, federal and foreign loss carryforwards, tax effected, of $2.5 million, $13.3 million and $12.6 million, respectively that are available to offset future liabilities for income taxes. Use of these loss carryforwards is limited based on the future income of certain subsidiaries. The state and federal net operating losses expire in the years 2009 through 2026. Of the non-U.S. loss carryforwards, $1.1 million will expire between 2015 and 2019, the remainder does not expire. The Company also has U.S. foreign tax credit carryforwards of $7.5 million which expire in the years 2015 through 2017. U.S. foreign tax credit and loss carryforwards may be limited due to the change in ownership provisions of the internal revenue code. A valuation allowance has been established for certain future income tax benefits related to net operating loss carryforwards, foreign tax credit carryforwards and temporary tax adjustments based on an assessment that it is more likely than not that these benefits will not be realized. In fiscal year 2007, the valuation allowance increased principally resulting from increases in net operating loss and foreign tax credit carryforwards. The Company is subject to on-going reviews by taxing authorities. The Company has evaluated the likelihood of unfavorable adjustments arising from these on-going reviews of prior year tax returns and believes that adequate provisions have been made in the income tax provision.

NOTE 15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company leases its facilities under operating leases that include renewal and escalation clauses. Total rent expense, net of sublease income was $35.4 million, $30.1 million, and $35.6 million for fiscal years 2007, 2006, and 2005, respectively. Additionally, the Company has assets under capital leases. Future minimum lease payments due under non-cancelable leases are as follows:

($ IN THOUSANDS)	2008	2009	2010	2011	2012	Thereafter	Total
Operating and capital leases	$42,179	$34,549	$24,523	$21,011	$18,043	$97,488	$237,793
Less: sublease income	(3,896)	(5,596)	(464)	-	-	-	(9,956)
Purchase Commitments	7,691	3,182	894	4,301	261	239	16,568
Total	$45,974	$32,135	$24,953	$25,312	$18,304	$97,727	$244,405

In connection with the IMC acquisition during fiscal year 2005, as discussed in Note 3 above, the Company agreed to make additional payments of up to $2.9 million in contingent purchase price if IMC achieves certain established financial targets through March 31, 2008. As of June 30, 2007, the Company had paid $0.6 million in earn-out payments under the terms of the IMC acquisition.

In connection with the Qdot acquisition as discussed in Note 3 above, the Company agreed to make maximum additional payments of approximately $3.0 million in contingent purchase price if Qdot achieves certain established financial targets through June 30, 2008. In September 2006, the Company paid $0.8 million in contingent earn-out payment. As a result of management responsibility changes, the Company reached an agreement with Qdot in December 2006 and amended the earn-out agreement to pay a fixed additional approximate amount of $2.1 million ($0.9 million was paid in January 2007, with the remaining $1.2 million is to be paid by December 31, 2007).

The Company has letter-of-credit agreements with banks totaling approximately $6.9 million guaranteeing performance under various operating leases and vendor agreements. The Company has an unsecured senior revolving credit facility for $100 million with a group of lenders (including and managed by JPMorgan Chase Bank, N.A.) that is guaranteed by certain of the Company's U.S. subsidiaries.

As of June 30, 2007, the Company had approximately $16.6 million in purchase obligations with various vendors for the purchase of computer software and recruiting services through October 31, 2011.

In March 2006, we conducted a Phase I clinical trial on behalf of TeGenero AG, a German pharmaceutical company. During the trial, six participants experienced adverse reactions to the TeGenero compound being tested. Through June 30, 2007, we have recorded approximately $1.8 million in legal fees and other incremental costs in connection with the incident. To date, none of the participants in the clinical trial have filed suit against us. We carry insurance to cover risks such as this, but our insurance is subject to deductibles and coverage limits and may not be adequate to cover claims against us. While we believe that TeGenero is responsible to indemnify us with respect to claims related to this matter, TeGenero filed for insolvency in July 2006, which likely will limit any recovery by us from them. In addition, while TeGenero carried insurance with respect to this type of matter, this insurance also is subject to deductibles and coverage limits.

NOTE 16. RELATED PARTY TRANSACTIONS

As discussed in Note 3, on August 22, 2005, the Company acquired all of the equity interests held by minority stockholders of Perceptive, and now owns all of the outstanding common stock of Perceptive. This acquisition was effected through a "short-form" merger of Perceptive with PIC Acquisition, Inc., an indirect subsidiary of PAREXEL and, prior to the merger, the owner of 97.8% of the outstanding common stock of Perceptive. Under the terms of the merger, PAREXEL agreed to pay an aggregate of approximately $3.2 million in cash to the minority stockholders (including option holders upon exercise of stock options) for their shares of common stock of Perceptive. Certain executive officers and directors of PAREXEL held shares of Perceptive common stock prior to the merger.

In addition, under the terms of the merger, PAREXEL assumed all outstanding stock options under Perceptive's stock incentive plan. As a result, the holders of in-the-money Perceptive stock options as of August 22, 2005 are entitled to receive upon exercise of such stock options $1.65 in cash, without interest, for each share of Perceptive common stock that was subject to such options immediately prior to the merger. None of the other terms and conditions of the Perceptive stock options have changed. The stock options will continue to be exercisable only upon payment of the exercise price of such options and to be subject to the vesting schedule to which such stock options were subject immediately prior to the merger. Certain executive officers and directors of PAREXEL held stock options to purchase Perceptive common stock prior to the merger.

Additionally, under the terms of the merger, PAREXEL made payments totaling $1.6 million to certain employees of Perceptive on the first anniversary of the effective date of the merger, including $500,000 to an executive officer. These payments were not conditioned on these employees remaining as employees of Perceptive on the first anniversary of the effective date of the merger.

The terms and conditions of the merger were established and approved by a special committee of the Board of Directors of PAREXEL consisting of two independent directors of PAREXEL having no interests in Perceptive.

NOTE 17. GEOGRAPHIC AND SEGMENT INFORMATION

Financial information by geographic area for the three years ended June 30, 2007, 2006, and 2005 were as follows:

($ IN THOUSANDS)	2007	2006	2005
Service revenue:			
United States	$266,835	$217,778	$202,924
Europe	418,590	358,108	313,114
Asia and Other	56,530	39,061	28,688
	$741,955	$614,947	$544,726
Income (loss) from operations:			
United States	$(970)	$(5,801)	$(33,357)
Europe	47,686	45,613	32,474
Asia and Other	10,850	43	607
	$57,566	$39,855	$(276)
Tangible long-lived assets:			
United States	$40,719	$32,825	$30,981
Europe	61,156	49,755	43,522
Asia and Other	4,640	2,536	2,462
	$106,515	$85,116	$76,965

The Company is managed through three business segments, namely, CRS, PCMS and Perceptive. CRS constitutes the Company's core business and includes clinical trials management and biostatistics, data management and clinical pharmacology, as well as related medical advisory and investigator site services. PCMS provides technical expertise and advice in such areas as drug development, regulatory affairs, and bio/pharmaceutical process and management consulting; and provides a full spectrum of market development, product development, and targeted communications services in support of product launch. PCMS consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. PCMS also provides health policy consulting and strategic reimbursement services. Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of products and services that includes medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

The Company evaluates its segment performance and allocates resources based on service revenue and gross profit (service revenue less direct costs), while other operating costs are allocated and evaluated on a geographic basis. Accordingly, the Company does not include the impact of selling, general, and administrative expenses, depreciation and amortization expense, interest income (expense), other income (expense), and income tax expense in segment profitability. The accounting policies of the segments are the same as those described in Note 2. The Company attributes revenue to individual countries based upon the number of hours of services performed in the respective countries and inter-segment transactions are not included in service revenue. Furthermore, PAREXEL has a global infrastructure supporting its business segments, and therefore, assets are not identified by reportable segment.

($ IN THOUSANDS)	CRS	PCMS	PERCEPTIVE	TOTAL
Service revenue:				
2007	$548,838	$120,636	$72,481	$741,955
2006	$442,512	$117,129	$55,306	$614,947
2005	$379,292	$122,587	$42,847	$544,726
Gross profit on service revenue:				
2007	$189,089	$34,024	$31,642	$254,755
2006	$150,291	$35,580	$22,835	$208,706
2005	$128,109	$37,268	$19,305	$184,682

NOTE 18. OTHER EVENT

On June 29, 2007, the Company, through a wholly owned indirect subsidiary, initiated an offer (the "Tender Offer") to purchase all of the issued and outstanding shares of common stock of Apex International Clinical Research Co., LTD ("Apex"). Apex is a clinical research company based in Taiwan.

Pursuant to the terms of a prospectus and subject to regulatory approval in Taiwan, the Company has agreed to purchase up to 100% of the issued and outstanding shares of Apex, on a fully diluted basis, at a per share price of NT$82.94 in the Tender Offer, representing a total purchase price of approximately NT$1,794,240,938. As a condition to the closing of the Tender Offer, the minimum number of shares tendered to the Company by shareholders was 7,138,890, representing approximately 33% of the total issued and outstanding shares of Apex, on a fully diluted basis (the "Minimum Threshold"). The Minimum Threshold has been satisfied.

The Tender Offer was scheduled to expire on August 20, 2007, but due to the meeting schedule of the regulators, the Company made announcements and filed relevant reports with the Financial Supervisory Commission to extend the Tender Offer period to the 3rd business day following the receipt of the relevant foreign investment approvals from the Investment Commission, Ministry of Economic Affairs, but not later than September 19, 2007. If all of the conditions to the Tender Offer are satisfied, the Company expects that it would complete the purchase of all shares tendered in the Tender Offer within five business days following the expiration of the tender offer period.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PAREXEL International Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on the assessment, management concluded that, as of June 30, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management's assessment of the Company's internal control over financial reporting. This report appears on page 72.

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
(principal executive officer)

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
(principal financial officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of PAREXEL International Corporation

We have audited the accompanying consolidated balance sheets of PAREXEL International Corporation (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PAREXEL International Corporation at June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PAREXEL International Corporation's internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 24, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of PAREXEL International Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that PAREXEL International Corporation (the Company) maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PAREXEL International Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that PAREXEL International Corporation maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PAREXEL International Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PAREXEL International Corporation as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007 and our report dated August 24, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 24, 2007

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2007. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of June 30, 2007, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

Information with respect to this item may be found under the captions "Elections of Directors," "Corporate Governance", "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2007 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

CODE OF ETHICS

The Company has adopted a code of business conduct and ethics applicable to all of its employees, including its principal executive officers and principal financial officer. The code of business conduct and ethics is available on the Company's website (www.parexel.com) under the category "Investor Relations-Corporate Governance".

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item may be found under the captions "Directors' Compensation," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," "Employment Agreements" and "Compensation Committee and Committee Report on Executive Compensation" in the Proxy Statement for the Company's 2007 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item may be found under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement for the Company's 2007 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to this item may be found under the captions "Certain Relationships and Related Transactions" in the Proxy Statement for the Company's 2007 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to this item may be found under the caption "Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement for the Company's 2007 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) FINANCIAL STATEMENTS

The following financial statements and supplementary data are included in Item 8 of this annual report:

Financial Statement Schedules and Exhibits to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of the financial Statement Schedules and Exhibits is available free of charge upon written request to: Investor Relations, PAREXEL International, 200 West Street, Waltham MA 02451.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAREXEL INTERNATIONAL CORPORATION

By: /s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

Dated: August 27, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title(s)	Date
/s/ Josef H. von Rickenbach Josef H. von Rickenbach	Chairman of the Board and Chief Executive Officer (principal executive officer)	August 27, 2007
/s/ James F. Winschel, Jr. James F. Winschel, Jr.	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	August 27, 2007
/s/ A. Dana Callow, Jr. A. Dana Callow, Jr.	Director	August 27, 2007
/s/ Patrick J. Fortune Patrick J. Fortune	Director	August 27, 2007
/s/ Richard L. Love Richard L. Love	Director	August 27, 2007
/s/ Ellen M. Zane Ellen M. Zane	Director	August 27, 2007
/s/ Christopher J. Lindop Christopher J. Lindop	Director	August 27, 2007

CERTIFICATION

I, Josef H. von Rickenbach, certify that:

1. I have reviewed this annual report on Form 10-K of PAREXEL International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 27, 2007

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
(principal executive officer)

CERTIFICATION

I, James F. Winschel, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of PAREXEL International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 27, 2007

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
(principal financial officer)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of PAREXEL International Corporation (the "Company") for the fiscal year ended June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Josef H. von Rickenbach, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 27, 2007

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to PAREXEL International Corporation and will be retained by PAREXEL International Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of PAREXEL International Corporation (the "Company") for the fiscal year ended June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, James F. Winschel, Jr., Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of
operations of the Company.

Dated: August 27, 2007

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to PAREXEL International Corporation and will be retained by PAREXEL International Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

PAREXEL International Corporation
200 West Street
Waltham, Massachusetts 02451-1163
Telephone: (781) 487-9900
Facsimile: (781) 768-5512
Website: www.PAREXEL.com

ANNUAL MEETING
The 2007 Annual Meeting of Stockholders will be held at 2.30 p.m. on Thursday, December 13, 2007 at the Museum of Our National Heritage, Lexington, Massachusetts.

STOCK LISTING
NASDAQ Global Select Market
Symbol: PRXL

FINANCIAL REPORTS
Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available upon request from:

PAREXEL International Corporation
Investor Relations
200 West Street
Waltham, Massachusetts 02451-1163
Telephone: (781) 434-4118
Facsimile: (781) 434-5033

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-4101
www.computershare.com

INDEPENDENT ACCOUNTANTS
Ernst & Young
Boston, Massachusetts

LEGAL COUNSEL
Wilmer Cutler Pickering Hale
And Dorr LLP
Boston, Massachusetts

FORWARD-LOOKING STATEMENTS
This report contains certain "forward-looking statements" concerning projected future financial performance and expected plans for future operations to assist investors in gaining a better understanding of the Company. For a discussion of factors which could cause results to differ materially from such statements, please refer to the section entitled Item 1A. "Risk Factors" in the form 10-K included in this Annual Report

OFFICE LOCATIONS

NORTH AMERICA
Culver City, California
Glendale, California
Paramount City, California
San Diego, California
Toronto, Ontario, Canada
Boulder, Colorado
Stamford, Connecticut
Baltimore, Maryland
Bethesda, Maryland
Lowell, Massachusetts
Waltham, Massachusetts
Hackensack, New Jersey
Durham, North Carolina
Centreville, Virginia

EUROPE
Wavre, Belgium
Prague, Czech Republic
Hoersholm, Denmark
Espoo, Finland
Orleans, France
Paris, France
Poitiers, France
Berlin, Germany
Frankfurt, Germany
Freiburg, Germany
Budapest, Hungary
Milan, Italy
Vilnius, Lithuania
Amsterdam, Netherlands
Lillestrom, Norway
Warsaw, Poland
Bucharest, Romania
Moscow, Russia
St. Petersburg, Russia
Madrid, Spain
Stockholm, Sweden
Kiev, Ukraine
Birmingham, United Kingdom
Harrow, United Kingdom
London, United Kingdom
Sheffield, United Kingdom
Worthing, United Kingdom

ASIA PACIFIC/MIDDLE EAST/SOUTH AFRICA
Sydney, Australia
Beijing, China
Hong Kong, China
Shanghai, China
Bangalore, India
Hyderabad, India
Jakarta, Indonesia
Tel Aviv, Israel
Kobe, Japan
Tokyo, Japan
Malaysia, Malaysia
Manila, Philippines
Singapore, Singapore
Bloemfontein, South Africa
George, South Africa
Seoul, South Korea
Taipei, Taiwan
Bangkok, Thailand

LATIN AMERICA
Buenos Aires, Argentina
Sao Paolo, Brazil
Santiago, Chile
Mexico City, Mexico

EXECUTIVE OFFICERS

Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

Mark A. Goldberg, M.D.
President, Clinical Research Services and Perceptive Informatics, Inc.

Kurt A. Brykman
President, PAREXEL Consulting and Medical Communications Services

Ulf Schneider, Ph.D.
Senior Vice President and Chief Administrative Officer

Douglas A. Batt
Senior Vice President, General Counsel, and Secretary


25
YEARS

PARELEX

EXPERTISE • TECHNOLOGY • GLOBAL

200 West Street
Waltham, MA 02451
USA

P + 1 781 487 9900
F + 1 781 768 5512

PAREXEL.com

END

002CS-60503